Form 20-F
Real Messenger Corp
filed 2024-11-25
CIK 1983324

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: November 19, 2024

Commission File Number: 001-42413

REAL MESSENGER CORPORATION

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

695 Town Center Drive, Suite 1200

Costa Mesa, CA 92626

(Address of Principal Executive Offices)

Mr. Kwai Hoi Ma (Thomas Ma)

695 Town Center Drive, Suite 1200

Costa Mesa, CA 92626

Telephone: +1-657-408-8684

Email: IR@real.co

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A ordinary shares par value $0.0001 per share	RMSG	NASDAQ Capital Market
Warrants, each whole warrant exercisable for one-half of one Class A ordinary share at an exercise price of $11.50 per full share	RMSGW	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of November 19, 2024: 4,821,298 Class A ordinary shares, par value $0.0001 per share, and 4,500,000 Class B ordinary shares, par value $0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

-i-

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) is being filed by Real Messenger Corporation., a Cayman Islands exempted company (“PubCo”). Unless otherwise indicated, “we,” “us,” “our,” “PubCo,” and the “Company”, and similar terminology refer to Real Messenger Corporation.

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the “Risk Factors” section of PubCo’s definitive proxy statement filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2024, which are incorporated herein by reference.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

-ii-

EXPLANATORY NOTE

The Business Combination

As previously reported on the Current Report on Form 8-K filed by Nova Vision Acquisition Corp. (“Nova SPAC”) with the SEC on March 27, 2023, Nova SPAC entered into a Merger Agreement (as amended, the “Agreement”) with Real Messenger Holdings Limited, a Cayman Islands exempted company (“RMHL”) and the other parties thereto. The Agreement is included as an exhibit to this Report as Exhibit 2.1.

As previously reported on the Current Report on Form 8-K filed by Nova SPAC with the SEC on September 12, 2024, Nova SPAC held an extraordinary general meeting of shareholders (the “EGM”), at which holders of 1,829,333 ordinary shares or 92.48% of the outstanding ordinary shares of Nova SPAC ( the “Nova SPAC Ordinary Shares”) were present in person or by proxy, constituting a quorum for the transaction of business. Only shareholders of record of Nova SPAC as of the close of business on August 19, 2024, the record date (the “Record Date”) for the EGM, were entitled to vote at the EGM. As of the Record Date, 1,978,052 ordinary shares of Nova SPAC were outstanding and entitled to vote at the EGM.

At the EGM, Nova SPAC’s shareholders voted to approve the proposals outlined in the definitive proxy statement filed by Nova SPAC with the SEC on August 19, 2024 (the “Proxy Statement”), including, among other things, the adoption of the Agreement and approval of the transactions contemplated by the Agreement, as described in the sections titled “Proposal No. 1 – The Redomestication Merger Proposal” beginning on page 75 of the Proxy Statement, and Proposal No. 2 – The Acquisition Merger Proposal” beginning on page 77 of the Proxy Statement. Pursuant to the Agreement, among other things, (i) subject to the approval and adoption of the Agreement, as the same had been amended through August 13, 2024, by the shareholders of Nova SPAC, Nova SPAC will merge with and into Real Messenger Corporation, a Cayman Islands exempted company and wholly owned subsidiary of Nova SPAC (the “Company” or “PubCo”), with PubCo remaining as the surviving publicly traded entity (the “Redomestication Merger”); (ii) substantially concurrently with the Redomestication Merger, RM2 Limited (“Merger Sub”), a Cayman Islands exempted company and wholly owned subsidiary of PubCo, will be merged with and into RMHL, with RMHL remaining as the surviving entity, resulting in RMHL being a wholly owned subsidiary of PubCo (the “Acquisition Merger”). collectively, the Redomestication Merger and the Acquisition Merger are referred to herein as the “Business Combination”).

In connection with the EGM, shareholders holding 200,133 of Nova SPAC’s public ordinary shares exercised their right to redeem such shares, after giving effect to certain redemption elections prior to Closing, for a pro rata portion of the funds in Nova SPAC’s trust account (the “Trust Account”). As a result, approximately $2,507,666 (approximately $12.53 per share) was removed from the Trust Account to pay such holders on November 19, 2024. Following redemptions, Nova SPAC had 9,919 public ordinary shares outstanding.

On November 19, 2024 (the “Closing Date”), the Business Combination was completed (the “Closing”). On November 20, 2024, the Company’s ordinary shares commenced trading on the Nasdaq Stock Market (“Nasdaq”) under the symbol “RMSG” and the Company’s warrants commenced trading on Nasdaq under the symbol “RMSGW”.

-iii-

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The directors and executive officers upon consummation of the Business Combination are set forth in the Proxy Statement in the section entitled “PubCo’s Directors and Executive Officers after the Business Combination” beginning on page 16 thereof and that disclosure is incorporated herein by reference. The business address of each of the directors and executive officers of the Company is 695 Town Center Drive, Suite 1200, Costa Mesa, CA 92626.

B. Advisors

Nixon Peabody LLP will act as counsel to the Company upon and following the consummation of the Business Combination.

C. Auditors

Marcum Asia CPAs LLP, headquartered in New York, NY, has acted as RMHL’s independent registered public accountant since 2023. Following the consummation of the Business Combination, Marcum Asia CPAs LLP has acted as the Company’s independent registered public accounting firm.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of March 31, 2024, after giving effect to the Business Combination.

As of March 31, 2024 (pro forma)	($ in thousands)
Cash and cash equivalents	8,305
Total equity	8,656
Debt:
Non-current debt	-
Current debt	302
Total indebtedness	302
Total capitalization	8,354

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with the Company’s business are described in the Proxy Statement in the section entitled “Risk Factors” beginning on page 32 thereof and are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Nova SPAC

Nova Vision Acquisition Corp. (“Nova SPAC”) was a blank check company incorporated on March 18, 2021 under the laws of the British Virgin Islands for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities (the “Business Combination”). All of Nova SPAC’s activities since inception through the completion of the Business Combination have related to its formation and initial public offering, and since the closing of its initial public offering, a search for a business combination candidate, resulting in the Business Combination. Nova SPAC’s principal place of business was located at 2 Havelock Road #07-12, Singapore 059763 prior to the Business Combination.

The Company

Real Messenger Corporation was incorporated in the Cayman Islands on June 27, 2023 as an exempted company with limited liability for the purpose of effecting the Business Combination and to serve as the publicly traded parent company of Real Messenger following the Business Combination. The Company’s principal place of business is located at 695 Town Center Drive, Suite 1200, Costa Mesa, CA 92626 and its telephone number is +1-657-408-8684.

B. Business Overview

A description of the business of the Company is included in the Proxy Statement in the sections entitled “Business of Real Messenger” (beginning on page 104 thereof), “Nova Vision’s Business” (beginning on page 131 thereof), “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Real Messenger” (beginning on page 118 thereof), and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Nova Vision” (beginning on page 136 thereof), which are incorporated herein by reference.

C. Organizational Structure

The Company is a Cayman Islands exempted company with no subsidiaries prior to the effectiveness of the Business Combination. The following chart illustrates the corporate structure of the Company and its subsidiaries post-Business Combination.

Existing Shareholders of Nova Vision
(including the initial shareholders)
Shareholders of Real Messenger
(including holders of convertible notes)
Other Shareholders(Note)
26.79% ownership / 5.07% voting rights
67.68% ownership / 93.88% voting rights
5.53% ownership / 1.05% voting rights
Real Messenger Corporation
(Cayman Islands)
100%
Real Messenger Holdings Limited
(Cayman Islands)
100%
Real Messenger Inc.
(Delaware, US)
100%
Real Corporation Limited
(Hong Kong)
100%
HOHOJO.com Limited
(Hong Kong)

Note: Includes holders of 23,000 underwriter shares issued in Nova Vision’s IPO and holders of the 500,000 shares transferred from the Sponsor to the investors in a 2023 private placement (the “2023 Private Placement Investors”).

The ownership percentages above reflect the final shareholder structure of the Company immediately post-business combination closing. For more information, please see “Unaudited Pro Forma Condensed Consolidated Financial Information - Basis of Pro Forma Presentation.”

D. Property, Plants and Equipment

The Company’s principal place of business is located at 695 Town Center Drive, Suite 1200, Costa Mesa, CA 92626 and its telephone number is +1-657-408-8684.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition of the Company is included in the Proxy Statement in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Real Messenger” (beginning on page 118 thereof) and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Nova Vision” (beginning on page 136 thereof) which are incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

See the section entitled “PubCo’s Directors and Executive Officers After the Business Combination” in the Proxy Statement beginning on page 156 thereof which is incorporated herein by reference.

B. Compensation

To date, the Company’s executive officers and directors have not received any compensation.

C. Board Practices

See “PubCo’s Directors and Executive Officers After the Business Combination” in the Proxy Statement beginning on page 156 thereof which is incorporated herein by reference.

D. Employees

The Company currently has 19 employees, of whom 16, or 84% are based in Hong Kong. As of July 31, 2023, we had 32 employees, of whom 16, or 50%, are based in Hong Kong. As of July 31, 2022, we had 22 employees, with 13 or 59%, based in Hong Kong. Over the past two years, we have hired talent who work from various places in the U.S., United Kingdom, Singapore and India, reflecting our focus on finding the right talent, regardless of location.

E. Share Ownership

Ownership of Company shares by its executive officers and directors upon consummation of the Business Combination is set forth in Item 7.A of this Report.

F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following tables sets forth information regarding the beneficial ownership of the Company’s Ordinary Shares immediately after the consummation of the Business Combination by:

●	each person known to the Company who is the beneficial owner of more than 5% of any class of its shares immediately after the Business Combination;

●	each of its officers and directors; and

●	all of its officers and directors as a group.

Unless otherwise indicated, the Company believes that all persons named in the table will have, immediately after the consummation of the Business Combination, sole voting and investment power with respect to all the Company’s securities beneficially owned by them.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, the Company believes, based on the information furnished to it, that the persons and entities named in the table below will have, immediately after the consummation of the Business Combination, sole voting and investment power with respect to all stock that they beneficially own, subject to applicable community property laws. All Ordinary Shares subject to options or warrants exercisable within 60 days of the consummation of the Business Combination are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Subject to the paragraph above, percentage ownership of issued shares is based on 9,321,298 Ordinary Shares to be issued and outstanding upon consummation of the Business Combination. Such amount (i) includes the issuance of the 6,400,000 Ordinary Shares in the Acquisition Merger, including 1,900,000 Class A Ordinary Shares and 4,500,000 Class B Ordinary Shares to be issued to the current Real Messenger shareholders; (ii) includes the issuance of 1,833,169 Ordinary Shares to the Nova Vision shareholders in connection with the Redomestication Merger (assuming after actual redemptions and includes an aggregate of 605,750 shares are issued upon conversion of the NOVA Rights, including private rights); (iii) includes the issuance of 537,629 Ordinary Shares to holders of convertible promissory notes issued by Nova Vision (an aggregate of 48,875 shares are issued upon conversion of the NOVA Rights); (iv) includes the 500,000 additional Ordinary Shares to be transferred from the Sponsor to the 2023 Private Placement Investors (v) includes the issuance of 50,500 Ordinary Shares to Underwriter in connection with the Redomestication Merger; and (vi) assumes no exercise of the Warrants.

	Ordinary Shares			Voting Power (%)
Name and Address of Beneficial Owner(1)	Number		%	%
Executive Officers and Directors
Kwai Hoi, Ma	4,700,000	[2]	50.42	90.72
Elaine Yee Ling Ho	-		-	-
Eric Ping Hang Wong	100,000		1.07	0.20
Matthew Smith	-		-	-
David Wai-Keung Chung	-		-	-
Chun Fung Horace Ma	20,000		*	*
All Executive Officers and Directors as a group	4,820,000		51.49	90.92

	Ordinary Shares			Voting Power (%)
Name and Address of Beneficial Owner(1)	Number		%	%
5% Or Greater Holders
Kwai Hoi, Ma	4,700,000	[2]	50.42	90.72
Bloomington DH Holdings Limited[3]	3,300,000		34.40	66.24
Edinburgh DH Holdings Limited[4]	1,400,000		15.02	24.49
Fantastic Global Venture Limited[5]	700,000		7.51	1.41
TKO Investment Limited[6]	900,000		9.66	1.81
Nova Pulsar Holdings Limited[7]	1,445,879		15.51	2.90

* Less than 1%.

1 Unless otherwise indicated, the business address of each of the individuals or entities is c/o 695 Town Center Drive, Suite 1200, Costa Mesa, CA 92626. The business address for Eric Ping Hang Wong and Chun Fung Horace Ma is 2 Havelock Road, #07-12, Singapore 059763.

2 Includes (i) 3,300,000 Class B ordinary shares owned by Bloomington DH Holdings Limited, a holding company owned and controlled by Kwai Hoi, Ma; and (ii) 1,200,000 Class B ordinary shares and 200,000 Class A ordinary shares owned by Edinburgh DH Holdings Limited, a holding company owned and controlled by the spouse of Kwai Hoi, Ma. The aforementioned 200,000 Class A ordinary shares consist of 100,000 Class A ordinary shares transferred from Nova Pulsar Holdings Limited and 100,000 Class A ordinary shares issued upon the conversion of a 2023 Convertible Note purchased in a private placement conducted by the Company in 2023.

3 Holding company owned and controlled by Kwai Hoi, Ma, who holds voting and/or dispositive power of the shares of the Company.

4 Holding company owned and controlled by the spouse of Kwai Hoi, Ma, who holds voting and/or dispositive power of the shares of the Company.

5 Holding company owned and controlled by Mr. Ching Yuk, Ma, who holds voting and/or dispositive power of the shares of the Company. The business address of Fantastic Global Venture Limited is 130 Des Voeux Road, Central, Hong Kong.

6 Holding company owned and controlled by Ms. Kwai Yun, Ma, who holds voting and/or dispositive power of the shares of the Company. The business address of TKO Investment Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

7 Holding company owned and controlled by Mr. Wing-Ho, Ngan, who holds voting and/or dispositive power of the shares of the Company. The business address for Nova Pulsar Holdings Limited is 2 Havelock Road, #07-12, Singapore 059763.

B. Related Party Transactions

Related party transactions of the Company are described in the Proxy Statement in the section entitled “Certain Transactions of Real Messenger” beginning on page 166 thereof, which is incorporated herein by reference.

C. Interests of Experts and Counsel

Not Applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B. Significant Changes

Not applicable

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Company’s Class A ordinary shares and warrants trade on the Nasdaq under the symbols RMSG and RMSGW, respectively.

B. Plan of Distribution

Not applicable

C. Markets

The Company’s ordinary shares and warrants trade on the Nasdaq under the symbols RMSG and RMSGW, respectively.

D. Selling Shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

At the EGM, Nova SPAC’s stockholders also approved the Amended and Restated Memorandum and Articles of Association (“Amended Charter”) to, among other things, remove provisions applicable to blank check companies and to change Nova SPAC’s name to “Real Messenger Corporation”. The Amended Charter, which became effective upon filing with the General Registry of the Cayman Islands on November 12, 2024, includes the amendments proposed by Proposal No. 4, the Governance Proposal, as set forth in the Proxy Statement.

The Amended Charter is filed herewith as Exhibit 3.1 to this Form 20-F, and incorporated herein by reference.

B. Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and Companies Law (2020 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

The Amended Charter is filed herewith as Exhibit 3.1 to this Form 20-F, and incorporated herein by reference.

The description of the Amended Charter contained in the Proxy Statement in the section titled “Description of PubCo’s Securities” beginning on Page 176 thereof is incorporated herein by reference.

Registered Office and Objects

Our registered office in the Cayman Islands is the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

According to Clause 3 of our Amended Charter, the objects for which we are established are unrestricted and we shall have full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

The description of our ordinary shares is contained in the Proxy Statement in the section entitled “Description PubCo’s Securities (beginning on page 177),” which is incorporated herein by reference.

C. Material Contracts

The Company’s material contracts are listed in the Exhibit List to the Proxy Statement beginning on page ___, which disclosure is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

E. Taxation

The material United States federal income tax consequences of owning and disposing of our securities following the Business Combination are described in the Proxy Statement in the section entitled “U.S. Federal Income Tax Considerations” (beginning on page 167) which is incorporated herein by reference.

F. Dividends and Paying Agents

The Company has no current plans to pay dividends and does not currently have a paying agent.

G. Statement by Experts

The consolidated financial statements of Real Messenger Holdings Limited as of and for the years ended March 31, 2024 and 2023 included in the Proxy Statement have been audited by Marcum Asia CPAs LLP, an independent registered public accounting firm as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Nova Vision Acquisition Corp. for the years ended December 31, 2023 and 2022 included in the Proxy Statement have been audited by MaloneBailey, LLP, independent registered public accounting firm, as set forth in their report, thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Nova Vision Acquisition Corp. to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in Proxy Statement, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended, (the Exchange Act), and are not required to provide the information otherwise required under this item.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not required

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not required

ITEM 15. CONTROLS AND PROCEDURES

Not required

ITEM 16. [RESERVED]

Not required

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not required

ITEM 16B. CODE OF ETHICS

Not required

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not required

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

Not required

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 16J. INSIDER TRADING POLICIES

Not applicable

ITEM 16K. CYBERSECURITY

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The Company’s audited financial statements for the years ended March 31, 2024 and March 31, 2023 each of which is included in the Proxy Statement between pages F-39 and F-55 are incorporated herein by reference.

Nova Vision’s unaudited consolidated financial statements for the six months ended June 30, 2024 and June 30, 2023 and its audited consolidated financial statements for the years ended December 31, 2023 and 2022, each of which is included in the Proxy Statement between pages F-3 and F-36 are incorporated herein by reference.

Item 19. EXHIBITs

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of March 27, 2023 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on March 28, 2023)
2.2	Joinder Agreement to the Merger Agreement, dated as of June 29, 2023 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on June 30, 2023)
2.3	Amendment No. 1 to the Merger Agreement, dated as of August 15, 2023 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on August 17, 2023)
2.4	Amendment No. 2 to the Merger Agreement, dated as of October 27, 2023 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on October 30, 2023)
2.5	Amendment No. 3 to the Merger Agreement, dated as of March 7, 2024 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on March 8, 2024)
2.6	Amendment No. 4 to the Merger Agreement, dated as of May 29, 2024 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on May 29, 2024)
2.7	Amendment No. 5 to the Merger Agreement, dated as of July 17, 2024 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on July 18, 2024)
2.8	Amendment No. 6 to the Merger Agreement, dated as of August 13, 2024 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on August 13, 2024)
3.1*	Amended and Restated Memorandum and Articles of Association of Real Messenger Corporation
15.1*	Unaudited Pro Forma Condensed Combined Financial Information of Real Messenger Corporation and Nova SPAC
23.1*	Consent of Marcum Asia CPAs LLP
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

REAL MESSENGER CORPORATION

November 25, 2024	By:	/s/ Kwai Hoi Ma
	Name:	Kwai Hoi Ma
	Title:	Chief Executive Office and Principal Executive Officer

