Form 20-F
period 2025-03-31
Real Messenger Corp
filed 2025-07-31
CIK 1983324

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF

1934

Date of event requiring this shell company report ……………….

Commission File Number: 001-42413

REAL MESSENGER CORPORATION

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

695 Town Center Drive, Suite 1200

Costa Mesa, CA 92626

(Address of Principal Executive Offices)

Mr. Kwai Hoi Ma (Thomas Ma)

695 Town Centre Drive, Suite 1200

Costa Mesa, CA 92626

Telephone: +1-657-408-8684

Email: IR@real.co

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	RMSG	The Nasdaq Stock Market LLC
Warrants to purchase Class A Ordinary Shares	RMSGW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 4,821,281 Class A Ordinary Shares, 4,050,000 Class B Ordinary Shares and 6,546,254 warrants.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F (including information incorporated by reference herein, the “Report”) is being filed by Real Messenger Corporation., a Cayman Islands business company. Unless otherwise indicated, “we,” “us,” “our,” “RMSG,” the “Group” and similar terminology refer to Real Messenger Corporation and its subsidiaries. References to “RMHL”, “Real Messenger”, and “Real Messenger Holdings” refer to Real Messenger Holdings Limited, a Cayman Islands exempted company. References to “HK$” refers to the legal currency of Hong Kong SAR.

Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward- looking. Forward-looking statements in this Report may include, for example, statements about:

●	Our business strategies and outcomes;

●	our financial performance following the Business Combination (defined below);

●	government regulations governing business operations, and in particular those governing the financial services and real estate industries;

●	macro-economic conditions in the markets in which we operate;

●	our ability to establish and expand our operations and to offer additional integrated services;

●	our ability to pursue and fund acquisitions, partnerships, and strategic investments that are successful and integrated into our existing operations; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements.

This Report also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party providers of market intelligence. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information.

INTRODUCTION

We are a holding company primarily operating in Hong Kong through our holding subsidiaries, Real Messenger Holdings Limited (“RMHL”) and Real Messenger Inc. Unless otherwise stated or unless the context otherwise requires, the terms “Company,” “the registrant,” “our company,” “the company,” “we,” “us,” “our,” “ours” and “RMSG” refer to Real Messenger Corporation, a Cayman Islands exempted company, and its subsidiaries.

Our consolidated financial statements are presented in U.S. dollars. All references in this annual report to “$,” “U.S. $,” “U.S. dollars” and “dollars” mean U.S. dollars, unless otherwise noted.

We completed a merger with Nova Vision Acquisition Corp., a British Virgin Islands company (“Nova SPAC”), on November 19, 2024 and the Company’s Class A Ordinary Shares and warrants began trading on the Nasdaq Stock Exchange on November 20, 2024. The Company, Nova SPAC, RM2 Limited, a Cayman Islands exempted company and wholly-owned subsidiary of the Company (the “Merger Sub”), and RMHL, entered into a Merger Agreement dated as of March 27, 2023, which was amended as of August 15, 2023, October 27, 2023, March 7, 2024, May 29, 2024, July 17, 2024, and August 13, 2024 (the “Merger Agreement”). The Merger Agreement provided for a business combination which was effected in two steps: (i) Nova SPAC reincorporated to Cayman Islands by merging with and into the Company, with the Company remaining as the surviving publicly traded entity (the “Reincorporation Merger”); and (ii) following the Reincorporation Merger, Merger Sub merged with and into RMHL, resulting in RMHL being a wholly owned subsidiary of the Company (the “Acquisition Merger,” together with Reincorporation Merger, the “Business Combination”).

Further, in this annual report:

●	“$” or “US$” or “U.S. dollars” or “USD” refers to the legal currency of the United States.

●	“Amended and Restated Memorandum and Articles of Association” means the Company’s amended and restated memorandum and articles of association adopted by special resolutions dated November 12, 2024 and effective on November 14, 2024.

●	“Board” means the board of directors of the Company.

●	“Business Combination” means the Merger contemplated by the Merger Agreement.

●	“Company” means Real Messenger Corporation.

●	“Company’s Class A Ordinary Shares” or “Class A Ordinary Shares” means the Class A Ordinary Shares, $0.0001 par value per share, of Real Messenger Corporation.

●	“Company’s Class B Ordinary Shares” or “Class B Ordinary Shares” means the Class B Ordinary Shares, $0.0001 par value per share, of Real Messenger Corporation.
●	“Closing” means the closing of the Business Combination.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

●	“U.S. GAAP”or “GAAP” means accounting principles generally accepted in the United States of America.

●	“Group” means the Company and its subsidiaries, including RMHL, Real USA, Real Corporation HK, and Hohojo.

●	“Hohojo” means HOHOJO.com Limited, a Hong Kong Company

●	“IPO” refers to the initial public offering of 5,000,000 units (including 750,000 units as a result of the underwriters’ exercise of its over-allotment option) of Nova SPAC consummated on August 10, 2021.

●	“IRS” means the United States Internal Revenue Service.

●	“Merger” means the transactions contemplated by the Merger Agreement.

●	“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of March 27, 2023, as may be amended from time to time, by and among the Company, Nova SPAC, RMHL, Merger Sub, and the other parties named therein.

●	“Merger Sub” means RM2 Limited, a Cayman Islands exempted company and wholly-owned subsidiary of the Company

●	“Ordinary Shares” means the Company’s Class A Ordinary Shares and the Company’s Class B Ordinary Shares, collectively.

●

“proptech” which is short for property technology, means the use of technology to improve, streamline, and innovate within the real estate industry, so as to make real estate processes more efficient, transparent, and accessible.

●	“Real Corporation HK” means Real Corporation Limited, a limited liability company incorporated under the laws of Hong Kong on April 9, 2015.

●	“RMHL” means Real Messenger Holdings Limited, a holding company incorporated under the laws of the Cayman Islands as an exempted company with limited liability on June 27, 2023.

●	“Real USA” means Real Messenger Inc., a limited liability company incorporated under the laws of Delaware on September 24, 2021.

●	“Nova SPAC” or “Nova Vision” means Nova Vision Acquisition Corporation, a British Virgin Islands company.

“Nova Class A Ordinary Shares” means the Class A Ordinary Shares, $0.0001 par value per share, of Nova SPAC.

“Nova Class B Ordinary Shares” means the Class B Ordinary Shares, $0.0001 par value per share, of Nova SPAC.

“NOVA Shares” means shares of Nova SPAC Class A Ordinary Shares and Nova SPAC Class B Ordinary Shares, collectively.

●	“SEC” means the U.S. Securities and Exchange Commission.

●	“Securities Act” means the Securities Act of 1933, as amended.

●	“Sponsor” means Nova Pulsar Holdings Limited.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to the Group’s Business and Industry

Our limited operating history and our evolving business make it difficult to evaluate and assess the success of our business to date, our future prospects and the risks and challenges that we may encounter.

These risks and challenges include our ability to:

●	accurately forecast our future revenue and plan our expenses;
●	successfully introduce new products and services;
●	successfully compete with current and future competitors;
●	successfully expand our business in existing markets and enter new markets and geographies;
●	comply with existing and new laws and regulations applicable to our business and the industry in which we operate;
●	anticipate and respond to macroeconomic changes as well as changes in the markets and geographies in which we operate;
●	obtain sufficient additional capital on reasonable terms to grow our business;
●	maintain and expand our relationships with users, advertisers and other third parties;
●	successfully execute on our sales and marketing strategies;
●	hire, integrate and retain talented people at all levels of our organization;
●	expand through future acquisitions and successfully identify and integrate acquired entities;
●	successfully in-license or acquire other products and technologies and the terms of these transactions;
●	successfully protect, maintain, expand, defend and enforce our intellectual property rights; and
●	effectively manage our growth.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition, results of operations and prospects could be adversely affected. Further, because we have limited historical financial data and our business continues to evolve, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history, operated a more predictable business or operated in a less regulated industry. We have encountered and will continue to encounter multiple risks and uncertainties that are frequently experienced by growing companies with limited operating histories and evolving business that operate in rapidly changing, competitive industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.

We are implementing a new strategy focused on acquiring a controlling stake in revenue-generating real estate brokerages and technology companies to build a vertically integrated real estate platform. During our transformation, our operations may be exposed to new risks.

As part of our strategy to transform the business into a global real estate technology ecosystem, we intend to expand through acquisitions of revenue-generating real estate brokerages and complementary proptech companies. This will require us to navigate new risks, including but not limited to:

●	the complexities of identifying, valuing, acquiring, and integrating brokerage and proptech companies, which may lead to us incurring increased legal and other professional costs arising from the acquisition transactions. There is inherent risk in every acquisition transaction, such as the Company bearing responsibility for the hidden liabilities of the target company that were not uncovered by due diligence, or an inflated valuation of the target company. Hidden liabilities could arise out of the target company’s failure to maintain effective data security, data integrity, disaster recovery and privacy controls prior to the acquisition, or its infringement or alleged infringement of third-party intellectual property, contract or data access rights prior to the acquisition;

●	upon our acquisition of a real estate brokerage, we are subject to the acquired brokerages’ financial performance, revenue volatility of the acquired brokerages may result in an adverse impact on our financial operations;

●

we are dependent on the retention of agents of any acquired brokerages, failure to adequately retain or integrate agents into our platform ecosystem and not capturing synergies, can result in anticipated revenue boosts not materializing;

●

we may face hurdles in the integration of systems, teams, and workflows with acquired brokerages and proptech companies, this can increase the likelihood of disruptions to our operations and affect productivity;

●	in the process of acquiring and integrating real estate brokerages and proptech companies of different jurisdictions, we are exposed to legal and regulatory compliance risks across multiple jurisdiction in terms of corporation requirements, licensing requirements, cross-border contractual obligations, taxation and financial compliance, cybersecurity, intellectual property, data privacy and consumer protection;

●	execution risks associated with developing and integrating proprietary technology solutions, such as poor project management, system incompatibilities, data migration issues, workflow disruptions, and user resistance;

●	risks relating to our ability to successfully raise funding whether through private placements or registered offerings;

●	in evolving our business, we face a shift in the competitive landscape and tech-enabled brokerages pose a growing threat. We face the challenge that tech-enabled brokerages may have leaner operations, rapid scalability, and compete for talent in the market; and

●	operational and reputational risks that stem from managing decentralized brokerage teams, such as difficulty monitoring performance across different jurisdictions, inconsistent approaches between teams that may lead to inefficiencies and errors, coordination breakdown in strategic alignment, data security vulnerabilities, training gaps, teams operating under different standards leading to mixed client experiences that dilute brand trust, communication missteps where messaging from local teams conflict with our overreaching values or strategy, and poor service quality in a region affecting reputation of the entire ecosystem,

As the Company pursues a strategic transformation, failure to effectively manage the new risks associated or to address the broader challenges encountered may prevent the Company from realizing the expected benefits of vertical integration. These risks may result in operational inefficiencies, regulatory liabilities, reputational damage, and integration setbacks, which could adversely affect the Company’s operating results and financial condition.

Possible failure to realize anticipated benefits of future acquisitions could impact the Company’s business.

The Company intends to complete acquisitions to strengthen its position in the real estate industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of any future acquisitions depends, in part, on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Company’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with its own. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, user and employee relationships that may adversely affect the Company’s ability to achieve the anticipated benefits of these and future acquisitions.

Acquisitions and joint ventures are inherently risky, and any that the Company completes may not be successful. Any acquisitions and joint ventures that the Company pursues would involve numerous risks that can hinder materialization of anticipated benefits, including the following: (i) difficulties in integrating and managing the operations and technologies of the companies the Company acquires, including higher than expected integration costs and longer integration periods; (ii) diversion of the Company’s management’s attention from normal daily operations of its business; (iii) the Company’s inability to maintain the users, key employees, key business relationships and reputations of the businesses it acquires; (iv) the Company’s inability to generate sufficient revenue or business efficiencies from acquisitions or joint ventures to offset its increased expenses associated with acquisitions or joint ventures; (v) delays in the Company’s ability to implement internal standards, controls, procedures and policies in the businesses it acquires or gains ownership in through joint ventures and increased risk that its internal controls will be ineffective; (vi) operations in a nascent state depend directly on utilization by the Company’s agents and brokers; (vii) adverse effects of acquisition and joint venture activity on the key performance indicators the Company uses to monitor its performance as a business; (viii) disagreements with partners in the joint ventures which could lead to litigation, and (ix) inability to fully realize intangible assets recognized through acquisitions or joint ventures and related non-cash impairment charges that may result if the Company is required to revalue such intangible assets.

The Company’s failure to address these risks or any other challenges it encounters with its future acquisitions, joint ventures, and investments could cause it to not realize all or any of the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities, and harm the Company’s business, which could negatively impact its operating results, financial condition, and cash flows.

We are an early-stage company and have not generated, and may never generate, material revenue or become profitable.

To generate and grow our revenue, we intend to move quickly to establish our business as a “go-to” solution for influential real estate industry participants and consumers, on a large scale, benefitting from network effects. This will require us to be successful in a range of challenging activities, including validating our business model and leveraging key third-party relationships.

Our ability to generate revenue depends on a number of factors, including, but not limited to, our ability to:

●	grow and position our real estate portal to effectively compete with other solutions;
●	hire additional qualified personnel;
●	acquire and integrate high performing brokerages and proptech companies into our business;
●	enforce and defend intellectual property rights and claims; and
●	maintain substantial and sustained interest in, and engagement with, our solutions.

Due to the uncertainties and risks associated with these activities, we are unable to accurately and precisely predict the timing and amount of revenues, or the extent of any losses. We may never generate revenue that is significant enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis and we will continue to incur substantial research and development, advertising, and other expenditures to grow and market our solutions. Our failure in any of the above activities could jeopardize our revenue generation, growth and profitability and could decrease the value of our securities and impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations.

Our business model is untested and may never be successful or generate sufficient growth to sustain profitability.

We are building an innovative platform for the real estate industry, leveraging our proprietary technology and unique experiences. However, our business model is untested, and any of the assumptions underlying our expectations may be incorrect. There can be no assurance that our assumptions are correct or that, if correct, our strategy will succeed.

Our business model may never be successful or generate sufficient growth to sustain profitability. Our competitors or new market entrants may adopt similar or otherwise more favorable products and strategies, leading to significant price competition and/or reducing or eliminating our competitive advantage, each of which could adversely affect our potential future revenues.

We are dependent on the active involvement of our key personnel.

The Company’s ability to effectively manage its growth relies on the performance of highly skilled personnel, including its Chief Executive Officer and Co-Founder, Kwai Hoi, Ma (Thomas Ma), among other members of its management team and other key employees. The loss of key personnel or an inability to attract, retain and motivate qualified personnel may impair the Company’s ability to expand its business and achieve its financial goals. The Company’s success is substantially dependent upon the continued service and performance of its senior management team and key personnel with digital, technical and real estate expertise. Mr. Ma has a significant influence on and is a driver of the Company’s business plan and business, design and technology development. If he were to discontinue his service to the Company’s, The Company’s would be significantly disadvantaged. The replacement of any members of the Company’s senior management team or other key personnel likely would involve significant time and costs and may significantly delay or prevent the achievement of the Company’s business objectives.

We have a short operating history in a new and unproven market, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have a short operating history in a new and unproven market that may not develop as expected, if at all. This short operating history makes it difficult to effectively assess our future prospects. You should consider our business and prospects in light of the risks and difficulties we encounter in this rapidly evolving market. These risks and difficulties include our ability to, among other things:

●	increase our number of users in our portal and the level of user engagement;
●	finance and conduct M&A activities to bring high performing real estate brokerages into our portal;
●	continue the revenue generation performance of real estate brokerages that we may acquire in the future;
●	avoid interruptions or disruptions in our services and our app;
●	develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage globally, as well as the deployment of new features and products;
●	responsibly use the data that our users share with us to provide solutions that make our users more successful and productive;
●	generate and then increase revenue by offering users a more efficient way to conduct their business;
●	continue to earn and preserve our users’ trust with respect to their real estate needs;
●	process, store and use personal data in compliance with governmental regulation and other legal obligations related to privacy;
●	successfully compete with other companies that are currently in, or may in the future enter, the online real estate space;
●	hire, integrate and retain world class talent; and
●	successfully expand our business, especially in different countries.

If the market for our solutions does not develop as we expect, or if we fail to address the needs of this market, our business will be harmed. We may not be able to successfully address these risks and difficulties or others, including those described elsewhere in these risk factors. Failure to adequately address these risks and difficulties could harm our business and cause our operating results to suffer.

We may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure that our portal attracts and retains higher performing real estate brokerage teams and users. We may also face user resistance in our introduction of new technology features.

The Company’s business strategy is dependent on its ability to develop platforms and features to attract new businesses and users, while retaining existing ones. The introduction of new products and new technologies, the emergence of new industry standards, or improvements to existing technologies could render the Company’s platform obsolete or relatively less competitive. There is no guarantee that agents or users will use the Company’s new features and the Company may fail to generate revenue from these services. Existing users of our platform may feel alienated by unfamiliar interfaces and changes in features they had previously relied on, leading to reduced engagement and user resistance. Users may require additional communication, training, and opportunities for feedback upon the Company’s launching of new features to its platform.

Additionally, any of the following events may cause decreased use of our platform: (a) emergence of competing platforms and applications with novel technologies; (b) inability to convince potential agents to join our platform; (c); technical issues or delays in releasing, updating or integrating certain platforms or in the cross-compatibility of multiple platforms; (d) security breaches with respect to our data; (e) a rise in safety or privacy concerns; and (f) an increase in the level of spam or undesired content on the network.

Structural changes in the U.S. residential real estate market have materially impacted, and may continue to impact, the future of home purchases in the U.S., including overall market financial condition, and subsequently, our operating results.

Our performance is related to the health and dynamics of the U.S. residential real estate and mortgage markets, which have been undergoing sustained structural changes. These changes—rather than short-term cyclical fluctuations—reflect fundamental shifts in affordability, consumer behavior, monetary policy, and industry structure that are beyond our control. Key drivers include persistently elevated mortgage interest rates, affordability constraints driven by years of home price appreciation outpacing wage growth, and limited housing inventory. These factors have contributed to a prolonged reduction in existing home sales, beginning in the second quarter of 2022 and continuing through 2024.

Although the Federal Reserve began reducing interest rates in late 2024, rates remain significantly above pre-2022 levels, and housing affordability remains a major barrier for both first-time and move-up buyers. Additionally, demographic trends, evolving consumer preferences (including delayed homeownership), and structural shifts in the financial sector’s approach to mortgage lending are contributing to a realignment of the market’s long-term baseline activity levels. These developments may continue to suppress transaction volume and reduce market velocity. Structural weakness in the market has historically correlated with agent attrition, reduced productivity, and downward pressure on pricing. Accordingly, these changes may have—and may continue to have—a material adverse effect on the overall financial condition of the U.S. residential brokerage industry, and subsequently, the results of our future operations.

The market is also increasingly exposed to broader systemic risks, including a tightening regulatory environment, potential changes to tax laws, and environmental risks such as climate-related disasters, which can destabilize local housing markets. Weakness or instability in financial institutions could reduce access to mortgage financing, further compounding these pressures.

Monetary policies of the U.S. federal government and its agencies may have an adverse impact on the residential brokerage market, influencing the results of our operations and financial condition.

Monetary policies enacted by the federal government and its agencies have a significant impact on our business, financial condition, and results of operations. The residential real estate market is particularly influenced by the policies of the Federal Reserve Board, which regulate the supply of money and credit in the U.S. economy and influence home mortgage interest rates.

As of the second quarter of 2025, mortgage rates remain elevated compared to pre-2022 levels, despite recent efforts by the Federal Reserve to ease monetary policy. Persistently high mortgage rates continue to weigh on housing affordability and have contributed to a prolonged period of subdued transaction volume. Companies involved in the residential real estate sector have experienced—and may continue to experience—negative effects from this high interest rate environment.

Rising mortgage rates can lead potential home sellers to delay listing their properties, opting to retain lower-rate mortgages rather than incur higher financing costs on new purchases. Similarly, many potential homebuyers may choose to rent rather than face higher monthly mortgage payments, reducing overall market activity. These dynamics create a structural shift in the housing market, impacting supply, demand, and transaction velocity over the medium to long term.

Changes in Federal Reserve policies, the interest rate environment, and mortgage market conditions remain largely beyond our control and difficult to predict. These factors pose ongoing risks that could materially and adversely affect our business, results of operations, and financial condition.

Ongoing antitrust litigation involving real estate brokerage firms, the National Association of Realtors (NAR) and related real estate industry participants, could result in material changes to the residential real estate market, which may present both opportunities for our business, and risks that are difficult to quantify.

Although we believe that our technology is likely to fare well amid industry disruption, we cannot provide assurance that this will be the case. Ongoing antitrust litigation (including any injunctive relief, appeals or settlements), either alone or in combination with related regulatory or governmental actions, or any resulting changes to competitive dynamics or consumer preferences, could materially adversely impact the structure of the industry, including by potentially changing brokerage commission structures in ways that disincentivize real estate agents, and potentially reducing the number of active real estate agents in the market particularly on the buyer agent side.

If we do not anticipate and prepare for such changes, or capitalize upon them, they may adversely affect our services and financial results.

The Company’s commercial and financial success depends on market acceptance, and if not achieved will result in the Company not being able to generate revenue to support its operations.

The commercial success of the Company depends, among other things, on market acceptance. The success of the Company’s products and any new products and services that it may launch is dependent upon its ability to attract and retain a critical mass of users in potentially diverse geographic locations. Competitive pricing and market acceptance also depends on the future pricing and availability of competing services and the perceived comparative efficacy of its products. If the Company cannot monetize these services, or cannot offer competitive pricing packages, its operating results and revenue generation efforts will be adversely affected.

If agents and brokers do not understand the Company’s value proposition the Company may not be able to attract, retain and incentivize agents.

Agents may not appreciate the Company’s value proposition in respect of the technology platform, the mobility it affords, the systems and tools that it provides to agents and brokers, among other benefits. If agents and brokers do not understand the elements of the Company’s service offering, or do not perceive it to be more valuable than the models used by most competitors or the model used prior to joining the Company’s network, the Company may not be able to attract, retain and incentivize new and existing agents and brokers to grow their revenues.

If the Company fails to grow in the various local markets that it serves in the future or is unsuccessful in identifying and pursuing new business opportunities, the Company’s long-term prospects and profitability will be harmed.

To capture and retain market share in the various local markets that the Company seeks to serve, it must compete successfully against other brokerages for agents and brokers and for the consumer relationships that it brings. The Company’s competitors could lower the fees that they charge to agents and brokers or could raise the compensation structure for those agents. The Company’s competitors may have access to greater financial resources than it, allowing them to undertake expensive local advertising or marketing efforts. In addition, the Company’s competitors may be able to leverage local relationships, referral sources and strong local brand and name recognition that it has not established. The Company’s competitors could, as a result, have greater leverage in attracting new and established agents in the market and in generating business among local consumers. The Company’s ability to grow in the local markets that it seeks to serve will depend on its ability to compete with these local brokerages.

The Company may implement changes to its business model and operations to generate and grow revenues that cause a disproportionate increase in its expenses or reduce profit margins. Establishing and expanding its service offerings could involve significant up-front costs that may only be recovered after lengthy periods of time. In addition, expansion into new markets, including internationally, could expose the Company to additional compliance obligations and regulatory risks. If the Company fails to continue to grow in the local markets it serves or if it fails to successfully identify and pursue new business opportunities, its long-term prospects, financial condition, and results of operations may be harmed, and its stock price may decline.

The Company’s growth strategy may not achieve the anticipated results.

The Company’s future success will depend on its ability to grow its business, including through benefiting from the financial performances of acquired brokerages, synergies generated from joint ventures or integration of proprietary technology from acquired proptech companies, and monetization of its platform services. Growth and innovation strategies require significant commitments of management resources and investments and the Company may not grow the revenues of the brokerage firm that it may acquire in the future at the rate it expects or at all. As a result, the Company may not be able to recover the costs incurred in its acquisition of brokerages or proptech companies, development of new features and initiatives, or to realize their intended or projected benefits, which could materially adversely affect its business, financial condition or results of operations.

There is intense competition in the Software as a Service and real estate brokerage industries.

Both the SaaS and real estate brokerage industries are highly competitive and rapidly changing, and the Company expects that competition will intensify in the future. The Company may be significantly affected by new product introductions and geographic expansion by existing competition. Specific factors upon which the Company competes include, but are not limited to, the functionality of its applications, ease of use, timing for implementation, quality of support and services, and price. The Company’s potential competitors include other real estate brokerage firms, as well as technology companies developing SaaS services and novel technologies designed for the real estate sector. Many of these potential competitors have significantly greater financial, technical, marketing and other resources than the Company does. Many of them also have longer operating histories, greater name recognition and stronger relationships with agents and/or consumers who use or might use a software-based real estate platform. The Company may not be able to successfully compete with these competitors.

If our security measures are compromised, or if our apps or our platform is subject to attacks that degrade or deny the ability of users to access our solutions, users may curtail or stop use of our solutions.

Our solutions involve the storage and transmission of users’ information, some of which may be private, and security breaches could expose us to a risk of loss of this information, which could result in potential liability and litigation. Like all apps and websites, our app and our websites are vulnerable to computer viruses, break-ins, phishing attacks, attempts to overload our servers with denial-of-service or other attacks and similar disruptions from unauthorized use of our computer systems, any of which could lead to interruptions, delays, or website shutdowns, causing loss of critical data or the unauthorized disclosure or use of personally identifiable or other confidential information. If we experience compromises to our security that result in app/website performance or availability problems, the complete shutdown of our app, or the loss or unauthorized disclosure of confidential information, our users may lose trust and confidence in us, and decrease the use of our app or stop using our app in its entirety. Further, outside parties may attempt to fraudulently induce employees, or users to disclose sensitive information in order to gain access to our information or our users’ information. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, often are not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventative measures. Any or all of these issues could negatively impact our ability to attract new users and increase engagement by existing users, cause existing users to close their accounts or to cancel their contracts, subject us to third-party lawsuits, regulatory fines or other action or liability, thereby harming our operating results.

We process, store and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, and our actual or perceived failure to comply with such obligations could harm our business.

We receive, store and process personal information and other user data, and we enable our users to share their personal information with each other and with third parties. There are numerous federal, state and local laws around the world regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other user data, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules. We generally comply with industry standards and are subject to the terms of our privacy policies and privacy-related obligations to third parties (including voluntary third-party certification bodies such as TRUSTe). We strive to comply with all applicable laws, policies, legal obligations and industry codes of conduct relating to privacy and data protection, to the extent possible. However, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to users or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our users to lose trust in us, which could have an adverse effect on our business. Additionally, if third parties we work with, such as vendors or developers, violate applicable laws or our policies, such violations may also put our users’ information at risk and could in turn have an adverse effect on our business.

Public scrutiny of Internet privacy issues may result in increased regulation and different industry standards, which could deter or prevent us from providing our current products and solutions to our users, thereby harming our business.

The regulatory framework for privacy issues worldwide is currently in flux and is likely to remain so for the foreseeable future. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the Internet have recently come under increased public scrutiny. The U.S. government, including the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for greater regulation for the collection of information concerning consumer behavior on the Internet, including regulation aimed at restricting certain targeted advertising practices. In addition, the European Union is in the process of proposing reforms to its existing data protection legal framework, which may result in a greater compliance burden for companies with users in Europe. Various government and consumer agencies have also called for new regulation and changes in industry practices.

Artificial intelligence (AI) is a rapidly growing technology with the potential to transform many industries, but it also poses significant risks for our business.

Our solutions incorporate AI and the potential for unintended consequences is a major concern, as it could lead to unexpected disruptions in business operations, financial losses, and reputational damage. AI has the potential to rapidly disrupt established industries, business models and practices. Notwithstanding the powerful potential of this new technology, it entails substantial risks. These include the potential for bias in the data used to train AI systems. If the data used to train an AI system is biased, the resulting model may make inaccurate or unfair decisions, leading to negative consequences for our users and our business. Use of biased models could lead to regulatory fines and legal action for our users and potentially for our business. Another risk associated with AI is the potential for unintended consequences from the use of AI systems. This could include users feeling misled by, or mistrustful of, our solutions. Although we regularly take steps to mitigate the risks posed by AI, such as by implementing robust governance and risk management processes for our AI systems, and regularly testing and monitoring their performance, we cannot provide assurance that we will successfully leverage their potential.

Our business, including our ability to operate and expand internationally, could be adversely affected if legislation or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our website, products, features or our privacy policy.

In particular, the success of our business has been, and we expect will continue to be, driven by our ability to responsibly use the data that our users share with us. Therefore, our business could be harmed by any significant change to applicable laws, regulations or industry practices regarding the use or disclosure of data our users choose to share with us, or regarding the manner in which the express or implied consent of consumers for such use and disclosure is obtained. Such changes may require us to modify our products and features, possibly in a material manner, and may limit our ability to develop new products and features that make use of the data that our users voluntarily share with us.

Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business.

We are subject to a variety of laws in the United States and abroad, including laws regarding data retention, privacy and consumer protection, that are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. In addition, regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning data protection and other matters that may be applicable to our business. It is also likely that as our business grows and evolves and our solutions are used in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject.

If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain solutions, which would negatively affect our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results.

We expect our operating results to fluctuate on a quarterly and annual basis, which may result in a decline in our stock price if such fluctuations result in a failure to meet the expectations of securities analysts or investors.

Our future potential revenue and operating results could vary significantly from quarter-to-quarter and year-to-year and may fail to match our past performance because of a variety of factors, some of which are outside of our control. Any of these events could cause the market price of our Class A Ordinary Shares to fluctuate. Factors that may contribute to the variability of our operating results include:

●	the unproven nature of our business model;
●	our commitment to putting our users first even if it means forgoing short-term revenue opportunities;
●	the cost of investing in our technology infrastructure may be greater than we anticipate;
●	our ability to increase our user base and user engagement;
●	disruptions or outages in our website availability, actual or perceived breaches of privacy, and compromises of our user data;
●	the entrance of new competitors in our market whether by established companies or the entrance of new companies;
●	changes in our pricing policies or those of our competitors;
●	macroeconomic changes, in particular, deterioration in real estate markets, which would adversely impact sales of our solutions, or economic growth that does not lead to growth in real estate prices and activity, for instance growth coupled with increases in interest rates;
●	the timing and costs of expanding our sales organization and delays or inability in achieving expected productivity;
●	our ability to increase sales of our products and solutions to new users and expand sales of additional products and solutions to our existing users; and
●	general industry and macroeconomic conditions.

Given our short operating history and the rapidly evolving market of real estate-related apps, our historical operating results may not be useful to you in predicting our future operating results. If and when our revenue growth rate slows, we expect that the cyclicality and seasonality in our business may become more pronounced and may in the future cause our operating results to fluctuate. In addition, global economic concerns continue to create uncertainty and unpredictability and add risk to our future outlook. Sovereign debt issues and economic uncertainty in the United States and Europe and around the world raise concerns in markets important to our business. An economic downturn in any particular region in which we do business or globally could result in reductions in real estate activity and other adverse effects that could harm our operating results.

We have implemented a disaster recovery program, which allows us to move production to a back-up data center in the event of a catastrophe. Although this program is functional, it does not yet provide a real-time back-up data center, so if our primary data center shuts down, there will be a period of time that the website will remain shut down while the transition to the back-up data center takes place.

Our systems are also vulnerable to damage or interruption from catastrophic occurrences such as earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks and similar events. Our U.S. corporate offices and certain of the facilities we lease to house our computer and telecommunications equipment are located in Southern California, a region known for seismic activity. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our hosting facilities could result in lengthy interruptions in our services.

We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business that may result from interruptions in our service as a result of system failures.

We expect that our costs will increase, such we may not be able to generate sufficient revenue to create and sustain profitability over the long term.

We expect our costs to increase in future periods, which could negatively affect our future operating results. In particular, in 2025, we plan to continue to invest for future growth, and as a result we do not expect to be profitable on a GAAP basis in 2025. We expect to continue to expend substantial financial and other resources on:

●	our technology infrastructure, including website architecture, development tools scalability, availability, performance and security, as well as disaster recovery measures;
●	product development, including investments in our product development team and the development of new features;
●	sales and marketing, including a significant expansion of our sales organization;
●	international expansion in an effort to increase our user base, engagement and sales; and
●	general administration, including legal and accounting expenses related to being a public company.

These investments may not result in the generation of revenue, or in increased revenue or growth in our business. If we fail to generate and then grow our revenue and overall business, our operating results and business would be harmed.

We expect to face increasing competition in the market for online professional networks from social networking sites and Internet search companies, among others, as well as continued competition for users of our hiring and marketing solutions.

We face significant competition in all aspects of our business, and we expect such competition to increase, particularly in the market for online professional networks.

Our industry is evolving rapidly and is becoming increasingly competitive.

Larger and more established companies may focus on our market and could directly compete with us. Smaller companies, including application developers, could also launch new products and services that compete with us and that could gain market acceptance quickly. We also expect our existing competitors in the market for online real estate solutions to continue to focus on these areas. A number of these companies may have greater resources than us, which may enable them to compete more effectively. Additionally, users of social networks may choose to use, or increase their use of, those networks for their real estate activities, which may result in those users decreasing or eliminating their use of Real Messenger mobile application. Companies that currently focus on social networking could also expand their focus to professionals. We and other companies have historically established alliances and relationships with some of these companies to allow broader exposure to users and access to data online. We may also, in the future, establish alliances or relationships with other competitors or potential competitors. To the extent companies terminate such relationships and establish alliances and relationships with others, our business could be harmed. Specifically, we compete for users, enterprises and professional organizations as discussed below.

The market for online solutions focused on real estate is established (in terms of widespread interest by industry participants and solutions) and yet rapidly evolving (in terms of changes in features offered). Other companies such as large real estate brokerages, Zillow, Facebook, Alphabet (Google), Microsoft and Twitter are developing or could develop competing solutions. Further, some of these companies are partnering with third parties to offer products and services that could compete with ours. Our competitors may announce new products, services or enhancements that better address changing industry standards or the needs of users, such as mobile access. Any such increased competition could cause pricing pressure, loss of market share or decreased user engagement, any of which could adversely affect our business and operating results. Internet search engines could also change their methodologies in ways that adversely affect our ability to optimize our page rankings within their search results.

If we fail to effectively manage our growth, our business and operating results could be harmed.

We expect growth in our headcount and operations, which will place significant demands on our management and our operational and financial infrastructure. As of March 31, 2025, approximately 17% of our employees had been with us for less than one year and approximately 38% for less than two years. As we continue to grow, we must effectively integrate, develop and motivate new employees in various countries around the world, and we must maintain the beneficial aspects of our corporate culture. In particular, we intend to continue to make investments in our research and development, sales, and our international operations. To attract top talent, we have had to offer, and believe we will need to continue to offer, highly competitive compensation packages before we can validate the productivity of those employees. The risks of over-hiring or over-compensating and the challenges of integrating a growing employee base into our corporate culture are exacerbated by our international expansion. Additionally, we may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business and operating results could be adversely affected.

Additionally, if we do not effectively manage the growth of our business and operations, the quality of our solutions could suffer, which could negatively affect our brand, operating results and overall business. Further, we have made changes in the past, and will in the future make changes, to our features, products and services that our users may not like, find useful or agree with. We may also decide to discontinue certain features, products or services, or charge for certain features, products or services that are currently free or increase fees for any of our features, products or services. If users are unhappy with these changes, they may decrease their engagement on our site, or stop using features, products or services or the site generally. They may, in addition, choose to take other types of action against us such as organizing petitions or boycotts focused on our company, our website or any of our services, filing claims with the government or other regulatory bodies, or filing lawsuits against us. Any of these actions could negatively impact our user growth and engagement and our brand, which would harm our business. To effectively manage this growth, we will need to continue to improve our operational, financial and management controls, and our reporting systems and procedures by, among other things:

●	improving our information technology infrastructure to maintain the effectiveness of our solutions;
●	enhancing information and communication systems to ensure that our employees and offices around the world are well-coordinated and can effectively communicate with each other and our growing base of users, enterprises and professional organizations;
●	enhancing our internal controls to ensure timely and accurate reporting of all of our operations; and
●	appropriately documenting our information technology systems and our business processes.

These systems enhancements and improvements will require significant capital expenditures and allocation of valuable management and employee resources. If we fail to implement these improvements effectively, our ability to manage our expected growth and comply with the rules and regulations that are applicable to publicly reporting companies will be impaired.

Our international operations are subject to increased challenges and risks.

We expect to significantly expand our international operations in the future through our acquisition strategy and by expanding our offerings in new languages and possibly by opening offices in new countries. However, we have limited operating history, and our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. International expansion will require us to invest significant funds and other resources. Expanding internationally may subject us to risks that we have either not faced before or increase risks that we currently face, including risks associated with:

●	recruiting and retaining talented and capable employees in foreign countries;
●	providing solutions across a significant distance, in different languages and among different cultures, including potentially modifying our solutions and features to ensure that they are culturally relevant in different countries;
●	increased competition from local websites and services, that provide online real estate solutions, who may also expand their geographic footprint;
●	compliance with applicable foreign laws and regulations;
●	longer payment cycles in some countries;
●	credit risk and higher levels of payment fraud;
●	compliance with anti-bribery laws including without limitation, compliance with the Foreign Corrupt Practices Act and the UK Anti-Bribery Act;
●	currency exchange rate fluctuations;
●	foreign exchange controls that might prevent us from repatriating cash earned outside the United States;
●	political and economic instability in some countries;
●	double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the United States or the foreign jurisdictions in which we operate; and
●	higher costs of doing business internationally.

If our future potential revenue from our international operations, and particularly from our operations in the countries and regions on which we have focused our spending, do not exceed the expense of establishing and maintaining these operations, our business and operating results will suffer.

Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our base of users, enterprises and professional organizations, or our ability to increase their level of engagement.

We have developed a strong brand that we believe has contributed significantly to the success of our business. Our brand is predicated on the idea that individual professionals will find immense value in building and maintaining their professional identities and reputations on our platform. Maintaining, protecting and enhancing the “Real Messenger” brand is critical to expanding our base of users, enterprises, advertisers, and other partners, and increasing their engagement with our website, and will depend largely on our ability to maintain user trust, be a technology leader and continue to provide high-quality solutions, which we may not do successfully. If we do not successfully maintain a strong brand, our business could be harmed.

We may not be able to successfully halt the operations of apps and websites that aggregate our data as well as data from other companies, including social networks, or copycat websites that have misappropriated our data in the past or may misappropriate our data in the future.

From time to time, third parties have misappropriated our data through website scraping, robots or other means and aggregated this data on their websites with data from other companies. In addition, “copycat” websites and apps have misappropriated data on our network and attempted to imitate our brand or the functionality of our website. When we have become aware of such occurrences, we have employed technological or legal measures in an attempt to halt their operations. However, we may not be able to detect all such occurrences in a timely manner and, even if we could, technological and legal measures may be insufficient to stop their operations. In some cases, particularly in the case of third parties operating outside of the United States, our available remedies may not be adequate to protect us against such websites. Regardless of whether we can successfully enforce our rights against these third parties, any measures that we may take could require us to expend significant financial or other resources.

Failure to protect or enforce our intellectual property rights could harm our business and operating results.

We regard the protection of our trade secrets, copyrights, trademarks, trade dress, domain names and patents as critical to our success. In particular, we must maintain, protect and enhance the Real Messenger brand. We strive to protect our intellectual property rights by relying on foreign, federal, state and common law rights, as well as contractual restrictions. We enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others.

We pursue the registration of our domain names, trademarks, and service marks in the United States and in certain locations outside the United States. Effective trade secret, copyright, trademark, trade dress, domain name and patent prosecution is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. We are seeking to protect our trademarks, patents, and domain names in an increasing number of jurisdictions, a process that is expensive and may not be successful or which may not pursue in every location. We may, over time, increase our investment in protecting our innovations through increased patent filing that is expensive and time-consuming.

Litigation may be necessary to enforce our intellectual property rights, protect our respective trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business and operating results. We may incur significant costs in enforcing our trademarks against those who attempt to imitate our “Real Messenger” brand. If we fail to maintain, protect and enhance our intellectual property rights, our business and operating results may be harmed and the market price of our Class A Ordinary Shares could decline.

We may in the future be subject to legal proceedings and litigation, including intellectual property and privacy disputes, which are costly to defend and could harm our business and operating results.

We may become party to lawsuits in the normal course of business. Litigation in general is often expensive and disruptive to normal business operations. We expect to face in the future, allegations and lawsuits that we have infringed the intellectual property and other rights of third parties, including patents, privacy, trademarks, copyrights and other rights. Litigation, and particularly the patent infringement and class action matters we may face, may be protracted and expensive, and the results are difficult to predict. Adverse outcomes may result in significant settlement costs or judgments, require us to modify our products and features while we develop non-infringing substitutes or require us to stop offering certain features.

In addition, we use open-source software in our solutions and will use open-source software in the future. From time to time, we may face claims against companies that incorporate open-source software into their products, claiming ownership of, or demanding release of, the source code, the open-source software and/or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open-source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our solutions, any of which would have a negative effect on our business and operating results.

Although the results of litigation and claims cannot be predicted with certainty, we do not believe that the final outcome of any matter that we currently face will have a material adverse effect on our business. However, there can be no assurance that our expectations will prove correct, and even if these matters are not resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or, resolve them, could harm our business, our operating results, our reputation or the market price of our Class A Ordinary Shares.

If we do not continue to attract new users, or if existing users do not maintain their relationship with us, reduce their interaction with us, or fail to adopt or purchase additional solutions, we may not achieve our revenue projections, and our operating results would be harmed.

In order to generate revenue and grow our business, we must continually attract new users, sell additional solutions to existing users and retain users while maintaining their engagement. The success of our business will be highly correlated with the “network effect” that we and our users achieve. Having a large user network is expected to provide users confidence that Real Messenger mobile application is the best place for their real estate activities, and the best source of information on real estate opportunities of interest to them. A large user network creates a “domino effect” that inures to the benefit of Real Messenger mobile application and its users – namely, more users makes our solution more attractive to new users, resulting in a network effect that potentially strengthens our first-to-market advantage. However, despite the potential first-mover advantage of the Real Messenger mobile application network over other similar solutions, it is possible that real or perceived shortcomings in our network, or technological, regulatory or other developments, including the failure to implement planned changes, could result in a decline in popularity and acceptance of our network.

Our ability to do so depends in large part on the success of our sales and marketing efforts. We do not enter into long-term contracts with our users, and even if we do in future, they would likely be terminable on short notice. We have limited historical data with respect to rates of long-term user usage and retention, so we may not accurately predict future trends for any of these metrics.

We must demonstrate that our real estate solutions are an important tool for participants in the relevant real estate markets, and that our solutions provide them with access to desirable properties and to influential, affluent and highly educated audiences. However, potential users may not be familiar with our solutions or may prefer other more traditional products and services for their real estate needs.

The rate at which we expand our user base or increase our users’ renewal rates may decline or fluctuate because of several factors, including the prices of our solutions, the prices of products and services offered by our competitors, reduced hiring by our users or reductions in their hiring or marketing spending levels due to macroeconomic or other factors and the efficacy and cost-effectiveness of our solutions. If we do not attract new users or if our users do not renew their agreements for our solutions, renew on less favorable terms, or do not purchase additional functionality or offerings, our future revenue may grow more slowly than expected or decline.

Ultimately, attracting new users and retaining existing users requires that we continue to provide high quality solutions that our users value. In particular, our real estate solutions users will discontinue their purchases of our solutions if we fail to effectively connect them with the properties they seek. Therefore we must continue to demonstrate to our users that using our solutions is the most effective and cost-efficient way to maximize their results. Even if our marketing solutions are providing value to our users, advertisers are sensitive to general economic downturns and reductions in consumer spending, among other events and trends, which generally results in reduced advertising expenditures and could adversely affect sales of our marketing solutions. If we fail to provide high quality solutions and convince users of our value proposition, we may not be able to retain existing users or attract new users, which would harm our business and operating results.

We depend on world class talent to grow and operate our business, and if we are unable to hire, retain and motivate our personnel, we may not be able to grow effectively.

Our future success will depend upon our continued ability to identify, hire, develop, motivate and retain world class talent. Our ability to execute efficiently is dependent upon contributions from all of our employees, in particular our senior management team. Key institutional knowledge remains with a small group of long-term employees and directors whom we may not be able to retain. We may not be able to retain the services of any of our long-term employees or other members of senior management in the future. We do not have employment agreements other than offer letters with any key employee, and we do not maintain key person life insurance for any employee. In addition, from time to time, there may be changes in our senior management team that may be disruptive to our business. If our senior management team, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed.

Our growth strategy also depends on our ability to expand and retain our organization with world class talent.

Identifying, recruiting, training and integrating qualified individuals will require significant time, expense and attention. In addition to hiring new employees, we must continue to focus on retaining our best talent. If we are not able to effectively increase and retain our talent, our ability to achieve our strategic objectives will be adversely impacted, and our business will be harmed.

Enterprises or professional organizations, including governmental agencies, may restrict access to our solutions, which could lead to the loss or slowing of growth in our user base or the level of user engagement.

Our solutions depend on the ability of our users to access the Internet and our application. Enterprises or professional organizations, including governmental agencies, could block access to our application or the Internet generally for a number of reasons such as security or confidentiality concerns or regulatory reasons, or they may adopt policies that prohibit listing the employers’ names on their employees’ Real Messenger profiles in order to minimize the risk that employees will be contacted and hired by other employers. For example, the government of the People’s Republic of China has at times blocked access to other social networks in China, temporarily or permanently. We cannot assure you that the Chinese government will not block access to one or more of our features and products or our application in China for a longer period of time or permanently. As another example, governmental agencies and industry organizations with responsibility for regulating real estate brokerage and related professions (whether such regulation has the force of law or otherwise), may block or limit access to our application out of concern that our solution competes with established means of marketing real estate, and/or violates applicable law. If these entities block or limit access to our application or adopt policies restricting our users from providing us with accurate and up-to-date information, the value of our network could be negatively impacted, which would adversely affect our ability to offer compelling real estate solutions to our users.

Our growth depends in part on the success of our strategic relationships with third parties.

We anticipate that we will continue to depend on relationships with various third parties, including technology and content providers to grow our business. Identifying, negotiating and documenting relationships with third parties require significant time and resources, as does integrating third-party content and technology. Our agreements with technology and content providers and similar third parties are typically non-exclusive and do not prohibit them from working with our competitors or from offering competing services. Our competitors may be effective in providing incentives to these parties to favor their solutions or may prevent us from developing strategic relationships with these parties. In addition, these third parties may not perform as expected under our agreements with them, and we have had, and may in the future have, disagreements or disputes with these parties, which could negatively affect our brand and reputation. It is possible that these third parties may not be able to devote the resources we expect to the relationship. If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to compete in the marketplace or to generate or grow our revenue could be impaired, and our operating results would suffer. Even if we are successful, these relationships may not result in improved operating results.

If currency exchange rates fluctuate substantially in the future, the results of our operations, which are reported in U.S. dollars, could be adversely affected.

As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. We incur expenses for employee compensation and other operating expenses in Hong Kong and in the United States (in the local currency), and we expect that an increasing percentage of our future potential international revenue will be from users who pay us in currencies other than the U.S. dollar. Fluctuations in the exchange rates between the U.S. dollar and those other currencies could result in the dollar equivalent of such expenses being higher and/or the dollar equivalent of any such foreign-denominated revenue being lower than would be the case if exchange rates were stable. This may result in losses on foreign currency exchange and could have a negative impact on our reported operating results. To date, we have not engaged in any hedging strategies, and any such strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures that we may implement to mitigate this risk may not eliminate our exposure to foreign exchange fluctuations.

The intended tax benefits of our corporate structure and intercompany arrangements depend on the application of the tax laws of various jurisdictions and on how we operate our business.

Our corporate structure and intercompany arrangements, including the manner in which we develop and use our intellectual property and the transfer pricing of our intercompany transactions, are intended to reduce our worldwide effective tax rate. The application of the tax laws of various jurisdictions, including the United States, to our international business activities is subject to interpretation and depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not achieve the intended tax consequences, which could increase our worldwide effective tax rate and harm our financial position and results of operations.

The enactment of legislation implementing changes in the U.S. taxation of international business activities or the adoption of other tax reform policies could materially impact our financial position and results of operations.

The current administration has made public statements indicating that it has made international tax reform a priority, and key members of the U.S. Congress have conducted hearings and proposed new legislation. Changes to U.S. tax laws, including limitations on the ability of taxpayers to claim and utilize foreign tax credits and the deferral of certain tax deductions until earnings outside of the United States are repatriated to the United States, as well as changes to U.S. tax laws that may be enacted in the future, could impact the tax treatment of our foreign earnings. Due to the large and expanding scale of our international business activities, any changes in the U.S. taxation of such activities may increase our worldwide effective tax rate and harm our financial position and results of operations.

In order to support our acquisition strategy, we will require additional capital, and this capital might not be available on acceptable terms, if at all.

The Company has made the strategic decision to transition from a pure-play social app to a vertically integrated, technology-enabled real estate platform built through acquisitions. This strategy will require us to procure additional funds to finance our future acquisitions and/or to issue additional Class A Ordinary Shares as acquisition consideration.

If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A Ordinary Shares. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, the issuance of Class A Ordinary Shares as acquisition consideration could result in significant dilution to our existing holders of Class A Ordinary Shares.

We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth through our acquisition strategy and to respond to business challenges could be significantly impaired, and our business may be harmed.

We have identified material weaknesses in our internal control over financial reporting. These material weaknesses could adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation of those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

As described elsewhere in this annual report, we have identified material weaknesses in our internal control over financial reporting as follows: (1) we lack sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address certain accounting issues, and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements; (2) we lack comprehensive accounting policies and procedures manual in accordance with U.S. GAAP; and (3) we lack of sufficient controls designed and implemented in IT environment and IT general control activities, which are mainly associated with areas of logical access management, change management as well as cyber security management.

We intend to take a number of measures to remediate these material weakness, including without limitation:

- Appointing three independent director nominees who have extensive U.S. public company experience to serve on our board of directors.

- Establishing appropriate internal audit functions by engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley Act (SOX) compliance requirements and improvement of overall internal controls;

- Hiring additional qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen our financial reporting function and to establish and maintain an appropriate financial and system control framework;

- Implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and

- Review additional options to strengthen corporate governance.

However, if we are unable to remediate these material weaknesses in a timely manner or if we identify additional material weaknesses, we may be unable to provide required financial information in a timely or reliable manner and we may incorrectly report financial information. Likewise, if our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the SEC, Nasdaq or other regulatory authorities. In such a case, there could be a material adverse effect on our business.

The existence of material weaknesses or significant deficiencies in internal control over financial reporting could adversely affect our reputation or investor perceptions of us, which could have a negative effect on the trading price of our stock. In addition, we may incur additional costs to remediate the material weakness in our internal control over financial reporting.

We can give no assurance that the measures we intend to take will remediate the material weaknesses identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls or otherwise.

We may face litigation and other risks as a result of the material weaknesses in our internal control over financial reporting.

As a result of the material weaknesses described above, we face potential litigation or other disputes, which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from, among others, the material weakness in our internal control over financial reporting and the preparation of our financial statements. As of the date of this annual report, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future.

Risks Related to Doing Business in China and/or Hong Kong

The Company is headquartered in California. The initial focus of its business is on the U.S. market and it does not expect to generate revenues in China (including Hong Kong and Macau). Therefore, we do not consider that the Company has its principal business operations in China (including Hong Kong and Macau). However, the majority of the Company’s development team is located in Hong Kong and all of its board members currently reside in Hong Kong. It also has two Hong Kong subsidiaries: Real Corporation Limited, which houses the majority of its development team; and HOHOJO.com Limited, which is dormant company that holds certain deferred tax losses and conducts no operations whatsoever. Although Hong Kong, a Special Administrative Region of China, has its own governmental and legal system that is independent from China under “One Country, Two Systems” policy, it is uncertain whether in the future the PRC government will exert substantial influence, discretion, oversight, and control over the manner in which Hong Kong-based entities must conduct their business activities. As a result, the legal and operational risks associated with operating in China also apply to the Company’s operations in Hong Kong.

China’s or Hong Kong’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could have a material adverse effect on our business.

Our business, financial condition, results of operations, prospects and certain transactions we may undertake are subject to economic, political and legal developments in Hong Kong and/or China.

Although Hong Kong has a separate legal and government system from China and has a market economy that is different from the planned economy in China, there is no guarantee that Hong Kong’s legal, governmental and economic systems will remain separate from those of China. China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although China’s economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the economy in China and could have a material adverse effect on our business.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us. China’s social and political conditions may change and become unstable. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have a material adverse effect on our business and results of operations.

Our business is subject to complex and rapidly evolving laws and regulations in the PRC. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.

The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

● Delay or impede our development,

● Result in negative publicity or increase our operating costs,

● Require significant management time and attention, and

● Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, could decrease demand for our services, reduce future revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected, and the value of Company’s Ordinary Shares could be materially adversely affected.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

The PRC government has significant oversight and discretion over the conduct of a PRC company’s business and may intervene with or influence its operations at any time as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any industry that could adversely affect the business, financial condition and results of operations of our Hong Kong subsidiaries. Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, could result in a material change in our operations and/or the value of Company’s securities.

If the Chinese government were to impose new requirements for approval from the PRC authorities to issue Company’s securities to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including the Business Combination.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the “M&A Rules,” adopted by the Chinese government requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. Since these statements and regulatory actions by the PRC government are newly published, their interpretation, application and enforcement is unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities.

To the best of our knowledge, on the basis that the Company does not have any business operations in mainland China, the Business Combination is not subject to any registration or filing with the CSRC under the Trial Measures. However, our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or become worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if (i) we or our subsidiaries do not receive or maintain such filings, permissions or approvals required by the PRC government, (ii) we inadvertently conclude that such filings, permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such filings, permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental occurs with little advance notice. Since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

According to the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”), only new initial public offerings and refinancings by existing overseas listed Chinese companies will be required to go through the filing process with PRC administrations; other existing overseas listed companies will be allowed sufficient transition period to complete their filing procedure. It is uncertain when the Administration Provisions and the Measures will take effect or if they will take effect as currently drafted.

To the best of our knowledge, on the basis that the Company does not have any business operations in mainland China, (1) we and our subsidiaries are not required to obtain permission or approval from Chinese authorities to operate our business and to offer the securities being registered to foreign investors, (2) neither we nor our subsidiaries have applied for any permission or approval from Chinese authorities, including CSRC and CAC and we have not received or been denied such permissions by any PRC authorities, and (3) neither we nor our subsidiaries are covered by permissions requirements from the CSRC, CAC or any other governmental agency that is required to approve our operations or the Business Combination. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to the Business Combination from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

If it is determined in the future that the approval of the CSRC, the CAC or any other regulatory authority is required for the Business Combination, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt the Business Combination before settlement and delivery of Company’s securities. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for the Business Combination, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Moreover, if (1) we are required to but do not receive or maintain approvals from the PRC authorities, (2) we inadvertently conclude that such approvals are not required, or (3) applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to investigations by competent regulators, or to fines or penalties, and/or we may be ordered to suspend our relevant operations and rectify any non-compliance, or prohibited from engaging in relevant business or conducting any offering or business combination; and these risks could result in a material adverse change in our operations, significantly limit or completely hinder Company’s ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The Chinese government may exert substantial influence over the manner in which we must conduct our business activities, and may intervene or influence our operations at any time, which could result in a material change in our operations and/or cause the value of Company’s securities to significantly decline or become worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Despite the current Hong Kong legal environment of “One Country, Two Systems,” if such policy extends to cover Hong Kong, the Company’s ability to operate in Hong Kong may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

We could be subject to regulations by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. If the PRC government initiates an investigation into us at any time alleging us violation of cybersecurity laws, anti-monopoly laws, and securities offering rules in China in connection with the Business Combination, we may have to spend additional resources and incur additional time delays to comply with the applicable rules, and our business operations will be affected materially and any such action could cause the value of our securities to significantly decline or become worthless. Any of the above could result in a material change in our operations and/or cause the value of Company’s securities to significantly decline or become worthless.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. The PRC has recently promulgated new rules that require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that will significantly tighten oversight over China-based internet giants. The Measures for Cybersecurity Review (2021 version) was promulgated on December 28, 2021 and became effective on February 15, 2022. These measures specify that any “online platform operators” controlling the personal information of more than one million users which seek to list on a foreign stock exchange are subject to prior cybersecurity review.

To the best of our knowledge, on the basis that the Company does not have any business operations in mainland China, the Business Combination is not subject to the review or prior approval of the CAC or the CSRC and we and our subsidiaries are not covered by such permissions requirements. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or become worthless.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our Hong Kong subsidiaries.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our Hong Kong subsidiaries could be honored by us, by entities who provide services to us or with whom we associate in China, without violating PRC legal requirements.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in Hong Kong, based on United States or other foreign laws, against us, our directors, executive officers or experts named in this prospectus. Therefore, you may not be able to enjoy the protection of such laws in an effective manner.

The Company is a Cayman Islands company. The Company currently conducts a portion of its operations in Hong Kong and has assets that are located in Hong Kong. Moreover, a majority of the Company’s executive officers and directors will reside in and/or have significant ties to Hong Kong. As a result, it may be difficult or impossible for shareholders to bring an action against us or against these individuals in Hong Kong in the event that you believe that your rights have been infringed under the securities laws of the United States or otherwise.

In addition, uncertainty also exists as to whether the courts of Hong Kong would recognize or enforce judgments of U.S. courts obtained against us or our officers and/or directors predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Hong Kong against us or such persons predicated upon the securities laws of the United States or any state thereof.

Risks Related to the Company’s Corporate Structure

In the event that the Company relies on dividends and other distributions on equity paid by its Hong Kong subsidiaries to fund any cash and financing requirements it may have, any limitation on the ability of the Hong Kong subsidiaries to make payments to the Company could have a material and adverse effect on its ability to conduct its business.

In general, PRC companies’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit a PRC company to pay dividends to its shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. If a PRC company incurs debt on its own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to its parent. The PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Any limitation on the ability of the Company’s Hong Kong subsidiaries to pay dividends or make other distributions to the Company could materially and adversely limit the Company’s ability to grow, make investments or acquisitions that could be beneficial to the Company’s business, pay dividends, or otherwise fund and conduct its business.

To the extent cash or assets in the Company’s business is in Hong Kong or in its Hong Kong subsidiaries, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the Company’s ability or the ability of its subsidiaries by the PRC government to transfer cash or assets.

The Company may in the future depend on dividends and other distributions on equity paid by its Hong Kong subsidiaries or depend on its assets located in China or Hong Kong for its cash and financing requirements. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in availability of foreign currency may then restrict the ability of the Company’s subsidiaries to remit sufficient foreign currency to its offshore entities for its offshore entities to pay dividends or make other payments or otherwise to satisfy its foreign-currency-denominated obligations. Therefore, to the extent cash or assets in the Company’s business is in the PRC or Hong Kong or in the Hong Kong subsidiaries, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the Company’s ability or the ability of the Company’s subsidiaries by the PRC government to transfer cash or assets.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by the State Administration of Foreign Exchange of the PRC (“SAFE”) for cross-border transactions. Any limitation on the ability of the Hong Kong subsidiaries to pay dividends or make other kinds of payments to the Company could materially and adversely limit its ability to grow, make investments or acquisitions that could be beneficial to its business, pay dividends or otherwise fund and conduct its business.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to the Company’s Hong Kong subsidiaries, which could materially and adversely affect the Company’s liquidity and its ability to fund and expand its business.

Any funds transfer to a PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to a PRC company are subject to the approval of or filing with the Ministry of Commerce, or MOFCOM or its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) a foreign loan of less one year duration procured by a PRC company is required to be registered with SAFE or its local branches and (ii) a foreign loan of one year duration or more procured by a PRC company is required to be applied to the NDRC in advance for undergoing recordation registration formalities. Any medium or long-term loan to be provided to a PRC company, must be registered with the NDRC and the SAFE or its local branches. If such regulations are applied to the Company’s Hong Kong subsidiaries in the future, we may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by the Company to the Hong Kong subsidiaries.

Currently the Hong Kong subsidiaries do not need to obtain approval from or register with governmental authorities in China or in Hong Kong in order to raise capital, but it is unclear if the PRC or Hong Kong authorities will in the future interpret the abovementioned regulations in a way that will subject Hong Kong companies to the same restrictions as a PRC company. If the abovementioned regulations is applied by the authorities to the Hong Kong subsidiaries, the Company’s ability to capitalize our operations through the Hong Kong subsidiaries may be negatively affected, which could adversely affect the Company’s liquidity and its ability to fund and expand its business.

Risks Relating to our Securities

Certain judgments obtained against the Company by the Company’s shareholders may not be enforceable.

The Company is a company incorporated under the laws of the Cayman Islands. All of the Company’s assets are located outside of the United States. All of the Company’s senior executive officers will reside outside of the United States for a significant portion of the time and all are nationals of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against the Company or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against the Company’s assets or the assets of the Company’s directors and officers.

The Company’s share price may be volatile and could decline substantially.

The market price of Ordinary Shares may be volatile, both because of actual and perceived changes in the company’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in the Company’s share price may include, among other factors discussed in this section, the following:

●	actual or anticipated variations in the financial results and prospects of the Company or other companies in a similar business;

●	changes in financial estimates by research analysts;

●	changes in the market valuations of other education technology companies;

●	announcements by the Company or its competitors of expansions, investments, acquisitions, strategic partnerships or joint ventures;

●	mergers or other business combinations involving the Company;

●	additions and departures of key personnel and senior management;

●	changes in accounting principles;

●	the passage of legislation or other developments affecting the Company or its industry;

●	the trading volume of the Ordinary Shares in the public market;

●	the release of lockup, escrow or other transfer restrictions on the Company’s outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	changes in economic conditions, including fluctuations in global and regional economies;

●	financial market conditions;

●	natural disasters, terrorist acts, acts of war or periods of civil unrest; and

●	the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities of retailers have been extremely volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of Ordinary Shares.

The Company may issue additional Ordinary Shares or other equity or convertible debt securities without approval of the holders of Ordinary Shares which would dilute existing ownership interests and may depress the market price of Ordinary Shares.

The Company may issue additional Ordinary Shares or other equity or convertible debt securities of equal or senior rank in the future without approval of the holders of the Ordinary Shares in certain circumstances. The Company’s issuance of additional Ordinary Shares or other equity or convertible debt securities of equal or senior rank would have the following effects: (1) the Company’s existing shareholders’ proportionate ownership interest may decrease; (2) the amount of cash available per share, including for payment of dividends in the future, may decrease; (3) the relative voting power of each previously outstanding Ordinary Share may be diminished; and (4) the market price of Ordinary Shares may decline.

Volatility in the Company’s share price could subject the Company to securities class action litigation.

The market price of the Ordinary Shares may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. The Company may be the target of securities class action litigation and investigations. Securities litigation against the Company, regardless of the result thereof, could result in substantial costs and divert management’s attention from other business concerns, which could adversely affect the Company’s business, financial condition and results of operations.

The requirements of being a public company may strain the Company’s resources, divert the Company management’s attention and affect the Company’s ability to attract and retain qualified board members.

The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, listing requirements of Nasdaq and other applicable securities rules and regulations. As such, the Company will incur relevant legal, accounting and other expenses, and these expenses may increase even more if the Company no longer qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that the Company file annual and current reports with respect to the Company’s business and results of operations. The Sarbanes-Oxley Act requires, among other things, that the Company maintains effective disclosure controls and procedures and internal control over financial reporting. the Company may need to hire more employees or engage outside consultants to comply with these requirements, which will increase the Company’s costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. These laws and regulations may increase the Company’s legal and financial compliance costs and render the Company’s certain business activities more time-consuming and costly.

Members of the Company’s management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. The Company’s management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing the Company’s growth strategy, which could prevent the improvement of the Company’s business, financial condition and results of operations. Furthermore, these rules and regulations may make it more difficult and more expensive for the Company to obtain director and officer liability insurance, and consequently the Company may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. These factors could also make it more difficult to attract and retain qualified members of the Company’s board of directors, particularly to serve on the Company’s audit committee, compensation committee and nominating committee, and qualified executive officers.

As a result of disclosure of information in filings required of a public company, the Company’s business and financial condition will become more visible, which it believes may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, the Company’s business and results of operations could be adversely affected, and, even if the claims do not result in litigation or are resolved in the Company’s favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on the Company’s business, financial condition, results of operations, prospects and reputation.

Recent market volatility could impact the share price and trading volume of the Company’s securities.

The trading market for the Company’s securities could be impacted by recent market volatility. Recent stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or short squeezes, and strong and atypical retail investor interest in the markets may impact the demand for the Ordinary Shares.

A possible “short squeeze” due to a sudden increase in demand of the Ordinary Shares that largely exceeds supply may lead to price volatility in the Ordinary Shares. Investors may purchase the Ordinary Shares to hedge existing exposure or to speculate on the price of the Ordinary Shares. Speculation on the price of the Ordinary Shares may involve both long and short exposures. To the extent aggregate short exposure exceeds the number of the Ordinary Shares available for purchase (for example, in the event that large redemption requests dramatically affect liquidity), investors with short exposure may have to pay a premium to repurchase the Ordinary Shares for delivery to lenders. Those repurchases may in turn, dramatically increase the price of the Ordinary Shares. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in the Ordinary Shares that are not directly correlated to the operating performance of the Company.

It is not expected that the Company will pay dividends in the foreseeable future.

It is expected that the Company will retain most, if not all, of its available funds and any future earnings to fund the development and growth of the Company’s business. As a result, it is not expected that the Company will pay any cash dividends in the foreseeable future.

The Company’s board of directors will have complete discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received from the Company’s subsidiaries, the Company’s financial condition, contractual restrictions and other factors deemed relevant by the board of directors. There is no guarantee that the Company’s shares will appreciate in value or that the trading price of the shares will not decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about the Company or its business, its ordinary shares price and trading volume could decline.

The trading market for the Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about the Company or its business. Securities and industry analysts do not currently, and may never, publish research on the Company. If no securities or industry analysts commence coverage of the Company, the trading price for its ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover the Company downgrade its securities or publish inaccurate or unfavorable research about its business, its stock price would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on the Company, demand for its ordinary shares could decrease, which might cause its ordinary share price and trading volume to decline.

The Company’s dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Class A Ordinary Shares may view as beneficial.

The Company has adopted a dual class share structure such that the Company’s Ordinary Shares is comprised of Class A Ordinary Shares and Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to ten votes. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Only Class A Ordinary Shares are tradable on the market.

As a result of such dual class share structure and the concentration of ownership, holders of Class B Ordinary Shares have substantial influence over the Company’s business, including decisions regarding mergers, consolidations and the sale of all or substantially all of the Company’s assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of the Company or the Company’s other shareholders. Such dual class arrangement may discourage, delay or prevent a change in control of the Company, which could deprive the Company’s shareholders of an opportunity to receive a premium for their shares as part of a sale of the Company and may reduce the price of the Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

The Company’s Amended and Restated memorandum and Articles of Association contains anti-takeover provisions that could have a material adverse effect on the rights of holders of the Ordinary Shares.

The Company has adopted an Amended and Restated Memorandum and Articles of Association. The Company’s post-closing memorandum and articles of association contains provisions to limit the ability of others to acquire control of the Company or cause the Company to engage in change-of-control transactions. These provisions could have the effect of depriving the Company shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of the Company in a tender offer or similar transaction. For example, the Company’s board of directors has the authority to issue any additional shares, provided such issuance will not exceed the authorized share capital of the Company, without any approval required from the shareholders.

The Company has adopted a dual-class share structure with different voting rights, which may adversely affect the value and liquidity of the Ordinary Shares.

The Company has adopted a dual-class structure with different voting rights, and such dual-class share structure may result in a lower or more volatile market price of the Company’s Class A Ordinary Shares. Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain stock market indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the Company’s dual-class share structure may prevent the inclusion of the Company’s Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about the Company’s corporate governance practices or otherwise seek to cause the Company to change its capital structure. Any such exclusion from indices could result in a less active trading market for the Company’s securities. Any actions or publications by shareholder advisory firms critical of the Company’s corporate governance practices or capital structure could also adversely affect the value of the Company’s securities.

Risks Relating to Operating as a Public Company

Because the Company is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

The Company’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a Cayman Islands exempted company. The statutory requirements of the Company’s home country of Cayman Islands, do not strictly require a majority of its board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of the company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. The Company, as a foreign private issuer, with the exception of needing an independent audit committee composed of at least three members, is not subject to these requirements. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that the Company’s home country’s rules do not. Following Cayman Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.

Although as a foreign private issuer the Company is exempt from certain corporate governance standards applicable to U.S. domestic issuers, if the Company cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq the Company’s securities may not be listed or may be delisted, which could negatively impact the price of its securities and your ability to sell them.

In order to maintain its listing on Nasdaq, the Company is required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, minimum number of shareholders and various additional requirements. Even if the Company initially meets the listing requirements and other applicable rules of Nasdaq, the Company may not be able to continue to satisfy these requirements and applicable rules. If the Company is unable to satisfy Nasdaq criteria for maintaining its listing, its securities could be subject to delisting.

If Nasdaq does not list the Company’s securities, or subsequently delists its securities from trading, the Company could face significant consequences, including:

●	a limited availability for market quotations for its securities;

●	reduced liquidity with respect to its securities;

●	a determination that its ordinary shares are a “penny stock,” which will require brokers trading in the Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If the Company ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

As a foreign private issuer, the Company will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, it will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. If it ceases to qualify as a foreign private issuer in the future, it would incur significant additional expenses that could have a material adverse effect on its results of operations.

As an exempted company incorporated in the Cayman Islands, the Company is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if the Company complied fully with Nasdaq corporate governance listing standards.

The Company is a company incorporated in the Cayman Islands. Nasdaq market rules permit a foreign private issuer like the Company to follow the corporate governance practices of the Company’s home country. Certain corporate governance practices in the Cayman Islands, which is the Company’s home country, may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies.

Among other things, as a matter of Cayman Islands law, the Company is not required to have: (1) a majority-independent board of directors; (2) a compensation committee consisting of independent directors; (3) a nominating committee consisting of independent directors; or (4) regularly scheduled executive sessions with only independent directors each year.

Currently, the Company does not plan to rely on any exemption offered to foreign private issuers under Nasdaq Stock Market Rules. However, if the Company relies on any of these exemptions in the future, you may not be provided with the benefits of certain corporate governance requirements of The Nasdaq Capital Market or Capital Market. the Company may also follow the home country practice for certain other corporate governance practices in the future, which may differ from the requirements of The Nasdaq Capital Market or Capital Market. If the Company chooses to follow the home country practice, the Company’s shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market Rules applicable to U.S. domestic issuers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because the Company is incorporated under Cayman Islands law.

The Company is an exempted company with limited liability incorporated under the laws of the Cayman Islands. The Company’s corporate affairs are governed by its memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the Company’s directors, actions by the Company’s minority shareholders and the fiduciary duties of the Company’s directors to the Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of the Company’s shareholders and the fiduciary duties of the Company’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicating upon provided such judgment: (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained by fraud and (f) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. It may be difficult or impossible for you to bring an action against the Company or against the Company’s directors and officers in the Cayman Islands in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against the Company’s assets or the assets of the Company’s directors and officers.

Shareholders of Cayman Islands exempted companies like the Company have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. The Company’s directors have discretion under its Amended and Restated Articles of Association to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, the Company’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by the Company’s management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions outside of the United States against the Company or its management named in this annual report based on foreign laws.

The Company is an exempted company with limited liability incorporated under the laws of the Cayman Islands. In addition, all of the Company’s senior executive officers reside outside of the United States for a significant portion of the time and most are nationals of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against the Company or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. It may also be difficult for you to effect service of process upon the Company or those persons outside of the United States or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the Company and its officers and directors. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against the Company, its assets, directors and officers or their assets. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies. For more information regarding the relevant laws of the Cayman Islands, see “Enforceability of Civil Liabilities.”

The Company is an “emerging growth company,” as defined under the federal securities laws, and the Company cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Company’s securities less attractive to investors.

The Company is an “emerging growth company” as defined in the JOBS Act, and it will remain an “emerging growth company” until the earliest to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which the Company has total annual gross revenue of at least $1.235 billion or (c) in which the Company is deemed to be a large accelerated filer, which means the market value of the Company’s Shares held by non-affiliates exceeds $700 million as of the last business day of the prior second fiscal quarter, and (2) the date on which the Company issued more than $1.0 billion in non-convertible debt during the prior three-year period. It is expected that the Company will take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that the Company’s independent registered public accounting firm provide an attestation report on the effectiveness of the Company’s internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has not elected to opt out of such extended transition period, which means that when a standard is issued or revised and the Company has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after the Company no longer qualifies as an “emerging growth company,” as long as the Company continues to qualify as a foreign private issuer under the Exchange Act, the Company will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, the Company will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a result, the Company’s shareholders may not have access to certain information they deem important. the Company cannot predict if investors will find the Company’s Ordinary Shares less attractive because the Company relies on these exemptions. If some investors find the Company’s Ordinary Shares less attractive as a result, there may be a less active trading market and share price for the Company’s Ordinary Shares may be more volatile.

The Company will be a “controlled company” under the Corporate Governance Rules of Nasdaq and can rely on exemptions from certain corporate governance requirements that could adversely affect the Company’s public shareholders.

Mr. Thomas Ma and his family members together hold 5,850,000 of the Ordinary Shares (consisting of 4,050,000 Class B Ordinary Shares) giving them a majority of the aggregate voting power of the Company. Therefore, the Company will qualify as a “controlled company” under the Corporate Governance Rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent, as defined in the Corporate Governance Rules of the Nasdaq and the requirement that the compensation committee and nominating and corporate governance committee of the Company consist entirely of independent directors. The Company currently does not intend to rely on these exemptions. However, if the Company decides to rely on exemptions applicable to controlled company under the Corporate Governance Rules of Nasdaq in the future, its public shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq corporate governance requirements.

In addition to the Incentive Plan, the Company may adopt share incentive plans in the future, which may adversely affect the Company’s results of operations.

In addition to the Incentive Plan, the Company may adopt share-based incentive plan in the future, and grant share-based awards to its employees, directors and consultants to incentivize their performance and align their interests with that of the Company. If the Company adopts one or more share-based incentive plans and grants share-based compensation in the future, it will be required to account such awards for share-based compensation expenses in accordance with the applicable accounting standards. The Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If the Company adopts any such share incentive plan and grants options or other equity incentives in the future, such grants could have dilutive impact on the Company’s existing shareholders, and cause the Company to incur significant compensation charges and its results of operations could be adversely affected.

The securities of the Company may be delisted or prohibited from being traded “over-the-counter” under the Holding Foreign Companies Accountable Act and the Accelerated Holding Foreign Companies Accountable Act if the PCAOB were unable to fully inspect the company’s auditor.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. In accordance with the HFCAA, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the Public Company Accounting Oversight Board (the “PCAOB”) determines that it cannot inspect or fully investigate the registrant’s auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, was enacted, which amended the HFCAA by reducing the aforementioned inspection period from three to two consecutive years, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement.

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations (“2021 Determinations”). Both Nova Vision’s and the Company’s auditors, MaloneBailey, LLP and Marcum Asia CPAs LLP, are headquartered in the U.S. and have been inspected by the PCAOB on a regular basis, and are subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditors are not included in the list of determinations announced by the PCAOB on December 21, 2021 in their HFCAA Determination Report under PCAOB Rule 6100.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. The PCAOB vacated its previous 2021 Determinations accordingly. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

If, in the future, the PCAOB is unable to continue to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, the failure to comply with the requirement under the HFCAA and the AHFCAA that the PCAOB be permitted to inspect the issuer’s public accounting firm within two consecutive years, would subject the Company to consequences including the delisting of the Company in the future if the PCAOB is unable to inspect the Company’s accounting firm (whether Marcum Asia CPAs LLP or another firm) at such future time.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

The Company was formed to serve as a holding company for RMHL and Nova SPAC after consummation of the Business Combination contemplated by the Merger Agreement. The Company, a Cayman Islands exempted company, was formed on June 27, 2023. Prior to the Business Combination, the Company owned no material assets and did not operate any business. The Company’s principal executive office is located at 695 Town Center Drive, Suite 1200, Costa Mesa, CA 92626, and its telephone number is +1-657-408-8684.

RMHL is a holding company incorporated under the laws of the Cayman Islands as an exempted company with limited liability on September 13, 2021. RMHL has no substantive operations other than holding all of the issued shares of Real USA, a limited liability company incorporated under the laws of the Delaware on September 24, 2021.

Nova SPAC was a blank check company incorporated on March 18, 2021 under the laws of the British Virgin Islands for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities.

On November 19, 2024, the parties consummated the Business Combination, and an aggregate of 200,133 Nova Shares were redeemed.

On March 23, 2022, as part of a reorganization, Real Corporation HK, a limited liability company incorporated under the laws of Hong Kong on April 9, 2015, acquired the entire equity interest in Hohojo, from its shareholder Mr. Kwai Hoi Ma. Hohojo, a limited liability company incorporated under the laws of Hong Kong on March 18, 2008, is a dormant company which holds some deferred tax losses, and as such conducts no operations whatsoever. On the same day, Real USA acquired the entire equity interest in Real Corporation HK from its shareholder Mr. Kwai Hoi Ma. Prior to the reorganization, Real Corporation HK and Hohojo were both indirectly wholly owned by Mr. Kwai Hoi, Ma, who was the ultimate sole shareholder of RMHL.

Upon completion of such reorganization, the Company became the holding company of RMHL, Real USA, Real Corporation HK, and Hohojo.

B.	Business Overview

Overview

The Company is a holding company incorporated as an exempted company under the laws of the Cayman Islands. While the Company has no material operations of its own, it conducts its business operations primarily through Real Corporation Limited, a wholly-owned subsidiary incorporated in Hong Kong. The Group also anticipates establishing or acquiring subsidiaries in other key jurisdictions as part of its expansion strategy.

The Company is building a global real estate technology ecosystem that combines a proprietary social portal with a digital-first real estate brokerage model. Through this platform, we aim to unify property professionals, brokerage teams, investors, and consumers under one vertically integrated technology solution. The Group’s operations are designed to scale internationally, with a current presence in North America, Asia-Pacific, and other strategic markets where we intend to expand through acquisitions of revenue-generating real estate brokerages and complementary proptech companies.

The Company’s business is managing brokerage operations and future revenue across the world. We recognize the strategic value of maintaining a strong U.S. brokerage footprint, while also actively expanding into markets across Asia, Europe, the Middle East, and Latin America through a combination of acquisitions, joint ventures, and partnerships.

The majority of our technology development is led by Real Corporation Limited, our wholly-owned subsidiary in Hong Kong. This team is responsible for the design, engineering, and maintenance of our proprietary application infrastructure, including back-end systems that support agent services, transaction workflows, and digital media tools. Although we do not currently expect to generate any revenue in Hong Kong or mainland China, we consider our Hong Kong operations critical to our global development roadmap.

We believe that the future of real estate lies in empowering brokerage professionals with advanced digital tools, real-time market data, and AI-driven productivity enhancements. Our platform enables agents and teams to operate with greater efficiency, transparency, and reach—connecting stakeholders across geographic and organizational boundaries. Whether in a developed urban market or an emerging economy, we aim to support brokers and consumers alike with modern, scalable infrastructure.

We are an early stage company and we have not generated revenues to date.

Through ongoing acquisitions, we aim to integrate successful brokerage businesses into our operating ecosystem while providing them with proprietary tools to grow their client base, improve efficiency, and drive profitability. We believe that combining transaction-based future potential revenue from brokerage activities with SaaS-based future potential revenue from our digital tools will create a resilient, diversified business model.

Our monetization model will be driven by a combination of: (i) gross commission income from brokerage transactions, (ii) licensing fees for technology and productivity tools, and (iii) value-added services, such as premium marketing, lead generation, and data analytics. This strategy is designed to support sustainable earnings growth and unlock synergies across our acquired portfolio of real estate companies.

We currently operate and have strategic initiatives underway in over 35 countries, with a growing footprint in markets that demonstrate strong real estate activity and digital adoption. Our global perspective informs every aspect of our product roadmap and acquisition strategy, enabling us to scale a unified, tech-enabled real estate ecosystem that aligns with the diverse needs of agents, brokers, sellers, buyers, and investors around the world.

Business Model Transition (Starting in Q3 2025)

Strategic Evolution in Response to Market Conditions

Since the closing of the Business Combination, the Company has undergone a comprehensive strategic transformation in response to significant shifts in capital markets, macroeconomic conditions, and structural disruptions within the real estate brokerage ecosystem.

When we initially launched the Company, our business model centered on building a global real estate social platform, monetized through user engagement, freemium upgrades, and media integrations. While this model garnered early traction and validation, it became increasingly clear by late 2024 that the capital environment no longer supported consumer-growth-first platforms without immediate and recurring revenue. Rising interest rates, reduced access to venture funding, and tightening investor appetite for pre-revenue technology companies led to a sharp revaluation across the sector. Market sentiment has decisively shifted toward businesses that generate cash flow, demonstrate operating leverage, and scale with predictable economics.

In parallel, the real estate brokerage industry—particularly in the United States—entered a period of profound upheaval. The outcome of several class action lawsuits and subsequent settlements involving the National Association of Realtors (NAR) and leading brokerage networks has introduced an existential challenge to traditional commission-sharing structures and buyer-agent compensation models. Many incumbent brokerages, especially those with rigid franchise systems or legacy cost structures, are ill-equipped to adapt to the new regulatory and economic landscape. These headwinds have created strategic dislocation in the industry, exposing vulnerabilities in long-established operating models and forcing brokerages to reassess how they deliver value to agents and consumers alike.

This moment presents a rare convergence of opportunity for the Company. First, brokerage valuations have declined significantly due to lower transaction volumes and margin compression driven by sustained high interest rates. Second, industry uncertainty has increased seller willingness and lowered acquisition multiples for previously unavailable or unaffordable brokerage assets. Third, no dominant global brokerage platform currently exists that unifies agents under a single technology-driven infrastructure. Most existing brokerages are either fragmented regionally, constrained by limited franchise control, or overly reliant on fixed-fee or commission-split models that lack long-term flexibility and scalability.

In light of these dynamics, the Company has made the strategic decision to transition from a pure-play social app to a vertically integrated, technology-enabled real estate platform built through acquisitions. We believe the time is now to consolidate and modernize the global brokerage market by acquiring revenue-generating brokerage teams, offering agents flexible business models, and integrating all operations into a shared technology ecosystem.

Unlike traditional franchising, which often limits platform control, brand consistency, and data centralization, our approach is ownership-based. By acquiring and operating brokerages directly, we can drive alignment between technology adoption, branding, agent compensation, and long-term value creation. Moreover, our model supports multiple brokerage archetypes under one roof—from high-split, equity-aligned models to low-commission, high-lead generation environments—enabling us to retain agents throughout their career evolution, without forcing them to exit the platform.

We believe the Company is uniquely positioned to build the first truly global, software-defined real estate brokerage. Our platform strategy—anchored in M&A discipline, proprietary agent technology, and lifecycle-oriented agent alignment—offers a durable growth engine that reflects both the realities of the current macroeconomic environment and the future of brokerage operations.

Going forward, our business will be powered by (i) commission income from acquired brokerage operations, (ii) expected future recurring subscription revenue from our proprietary software suite, and (iii) a growing share of monetization across our real estate agent ecosystem. We view this evolution not as a pivot, but as a natural progression toward building a resilient, scalable, and agent-centric real estate operating system.

Competitive Strengths

We believe the Company is uniquely positioned to build a next-generation global real estate platform by combining a high-performing technology portal, digital brokerage with proprietary technology, and an acquisition-led expansion strategy. Our key competitive strengths include:

Scalable Acquisition Engine with Embedded Revenue

Our strategic focus on acquiring profitable, agent-led brokerage firms allows us to scale quickly in target geographies while securing recurring commission-based revenue from day one. These acquisitions are underpinned by rigorous financial and operational diligence and are selected for strong local brand equity, existing gross commission income, and team retention potential.

Tech-Enabled Brokerage Infrastructure

Our platform is purpose-built to empower real estate agents and brokerage teams through a vertically integrated ecosystem of tools, services, and support. We focus on acquiring and scaling high-performing brokerages globally, and equipping them with proprietary digital solutions to drive productivity, efficiency, and client satisfaction. Unlike traditional models that rely on app engagement or advertising revenue, our value proposition is grounded in operating real brokerage businesses with superior economics and digital leverage.

At the core of our ecosystem is a modular technology platform designed to empower agents and team leaders. Our tools support lead generation, deal management, video marketing, and performance analytics, giving agents a digital operating system that improves productivity, transparency, and client service. As we expand, these capabilities will be standardized across acquired entities, improving margins and efficiency.

Scalable Global Acquisition Strategy

We are pursuing an acquisition-led growth model, targeting established and profitable brokerage operations in key international markets. Our ability to acquire and integrate such businesses—while standardizing their operations on our proprietary technology stack—provides us with a highly scalable global model. We currently operate in over 35 countries, and expect our reach to grow significantly as we execute on our M&A roadmap. We expect that any and each acquisition we make will deepen our presence in strategic geographies and also contribute predictable commission revenue and long-term team retention.

We plan to acquire these businesses using a combination of cash to be raised by future finding rounds and issuance of our Class A Ordinary Shares. There can be no assurance that we will be successful in raising funds for acquisitions, whether on favorable terms or at all.

As of the date of this report, we have not signed any legally binding acquisition agreements or any non-binding letters of intent with any potential acquisition candidates.

Strong Brand Affinity with Agents

We benefit from early adoption by influential agents and team leaders across the markets we serve. Our emphasis on agent enablement, equitable value sharing, and brand alignment creates a compelling platform for entrepreneurial agents looking to grow their businesses. These partnerships enhance our recruiting and retention capabilities, enabling us to onboard productive teams and expand market share.

Centralized Technology with Local Flexibility

Our global operations are unified by a centralized tech and data infrastructure managed by our Hong Kong-based development team. This allows us to standardize core brokerage operations, while adapting to the compliance and cultural nuances of each regional market. This hybrid approach provides us with both operating leverage and local relevance—a combination that is rare among global real estate platforms.

Proprietary Real-estate Specific AI

By combining proprietary dynamic data with static data, our proprietary AI - RealAI - can help in unlocking new insights, streamlining workflows, and improving decision-making at every stage of the real estate journey.

Having a well-curated vertical data set that is specific to the Real Estate Industry, an AI model can be trained to recognize patterns and trends that are unique to the real estate community. RealAI will predict the real estate needs and wants of its users, whether they are buyers, sellers, agents, investors, or renters.

For real estate agents, AI can provide a wealth of new opportunities to generate leads, connect with clients, and close deals. With advanced machine learning algorithms and predictive analytics, AI can help agents to identify promising leads, personalize their outreach, and optimize their sales strategies. By using AI-powered lead scoring systems, agents can quickly identify and prioritize hot leads, increasing their chances of closing more deals.

For buyers and sellers, AI can provide a more seamless and personalized experience, helping them to identify the best properties for their needs and navigate the complex process of buying or selling a home. By analyzing vast amounts of data on everything from local market trends to individual buyer preferences, AI can help to streamline the search process and improve the accuracy of pricing and valuation estimates. Additionally, AI can help to identify the best agents to close the deal, based on their experience, success rate, and areas of expertise. This can help buyers and sellers to make more informed decisions and find the right agent to represent them.

At the same time, AI can also benefit real estate owners and investors, by providing real-time insights into market conditions, investment opportunities, and risk management strategies. By analyzing data on past and present market trends, AI can help to identify hot spots and potential opportunities, giving owners and investors a competitive edge in the market. Additionally, AI can help to identify potential risks and provide recommendations for mitigating those risks, helping to ensure a more profitable and sustainable investment strategy.

In short, the power of real estate AI lies in its ability to combine the best of dynamic and static data, unlocking new opportunities and insights for all stakeholders in the industry. By leveraging this technology to its full potential, we can build a more transparent, efficient, and sustainable real estate industry for everyone.

By having a well-curated vertical data set that is specific to a particular industry, like real estate for example, an AI model can be trained to recognize patterns and trends that are unique to that industry.

Growth Strategy

Building the World’s Most Scalable Tech-Enabled Real Estate Platforms

The Company’s growth strategy is centered on building a global real estate platform through the acquisition of revenue-generating brokerages, the development of proprietary agent-enablement technology, and the integration of these components into a unified digital ecosystem. Our vision is to become the backbone infrastructure for the modern real estate professional—offering brokerage support, transaction technology, and data-driven services that create long-term operating leverage and recurring revenue.

Multi-Platform Brokerage Strategy: Unlocking Lifetime Agent Alignment

One of the most significant innovations underpinning the Company’s growth strategy is our ability to offer a multi-platform brokerage model—a first-of-its-kind framework designed to align with agents not just at the moment of onboarding, but throughout every stage of their professional journey.

Unlike traditional brokerage models, which offer fixed compensation structures and limited career flexibility, our ecosystem is intentionally designed to house multiple brokerage brands and models under a single operational and technological umbrella. This means an agent can begin their career on a low-barrier, high-lead volume model optimized for new agents who prioritize transaction flow and learning opportunities. As their business matures, they may opt to transition into a high-commission model that rewards personal production, or even shift into an equity-aligned model where long-term ownership and upside are paramount. For elite agents or teams who want to run their own operations with minimal oversight and fees, we will offer technology-first, media and AI centric models embedded into our platform. Furthermore, because our platform is global, agents are no longer restricted to their geographic region(s) or brokerage model should they desire to move markets due to any reason. All these transitions can happen without an agent ever leaving the Company’s ecosystem.

We believe this approach will fundamentally redefine agent retention and loyalty across the industry. Traditional brokerages often suffer from high churn rates as agents outgrow the original value proposition—whether it’s lead generation, culture, compensation, or ownership opportunity. We view agent mobility within our system as a strength, not a weakness. By allowing agents to evolve with us instead of departing for competitors, we extend agent lifetime value and preserve network effects across our ecosystem.

No other real estate platform is currently positioned to deliver this kind of flexibility at scale. Competitors tend to enforce one-size-fits-all brokerage models that optimize for either top-producing agents or new entrants, but not both. Our technology stack, unified back office infrastructure, and modular business logic enable us to support multiple brokerage brands and commission structures with low marginal cost. We are not building a single brokerage brand—we are building a portfolio of interconnected platforms, united by shared technology and a long-term vision of agent enablement.

In doing so, we are not only building the world’s most scalable real estate platform, but also the most agent-aligned. We believe the brokerage of the future will not ask agents to conform to a rigid structure; it will offer them the freedom to choose the path that suits them best—without ever needing to leave.

Inorganic Expansion Through Strategic Acquisitions

We are executing a buy-and-build strategy that focuses on acquiring established brokerage teams and real estate businesses in key global markets. These acquisitions serve as foundational operating units within our ecosystem and provide immediate commission income, agent networks, and localized brand equity. We prioritize businesses with strong agent retention, cultural alignment, and leadership talent, enabling seamless integration into our platform.

Our M&A strategy targets markets with high transaction velocity, fragmented brokerage structures, and unmet demand for technology-driven operational models. Acquisitions are selected based on strategic geography, margin profile, and the ability to scale via technology and support centralization.

As of the date of this report, we have not completed any M&A transactions.

Unifying Acquired Brokerages Through Technology Integration

Post-acquisition, we deploy our proprietary suite of agent productivity tools—including CRM, lead management, digital marketing, and data analytics—to modernize acquired operations. This technology-first integration strategy reduces cost duplication, improves transaction speed and visibility, and enhances the client experience across the board.

Our platform creates consistency across diverse brokerage units while preserving local market expertise. By standardizing agent enablement and transaction processes, we unlock operating synergies and create a more scalable business model than traditional franchise or licensing models.

Launching Our Own Branded Brokerage Operations

In select markets where brand strength and digital adoption create a competitive advantage, we intend to launch our own branded brokerage operations. These brokerages will be tech-forward, mobile-native, and designed to appeal to high-performing teams seeking more autonomy, support, and upside.

This dual-track strategy—acquiring independent teams and launching Real-branded brokerages—provides flexibility in market entry and maximizes the brand’s global visibility.

Product and Platform Innovation

Our technology team, based in Hong Kong, continues to develop modular SaaS tools and smart workflow solutions that drive operational efficiency for agents and brokers. RealAI, our proprietary AI engine, enhances lead scoring, client matching, pricing intelligence, and transaction forecasting—enabling brokers to operate with greater precision and foresight.

As part of our platform innovation roadmap, we are building media capabilities, predictive analytics, and social selling features that will further differentiate our value proposition in a competitive brokerage landscape.

Global Footprint with Local Relevance

Although the Company originated in the U.S., our platform has already reached over 35 countries organically. Moving forward, we will expand through targeted acquisitions in North America, Asia-Pacific, Europe, and the Middle East—focusing on gateway cities and high-growth real estate markets.

Our growth model is designed to balance global scalability with local execution. Each acquired brokerage maintains operational autonomy in the market it knows best, while benefiting from the technology, brand strength, and infrastructure of a global platform.

Capital Partnerships to Accelerate Expansion

To support our acquisition strategy, we are actively developing capital partnerships that will allow us to scale efficiently and opportunistically. These may include joint ventures, structured equity instruments, or co-investment vehicles that align investor returns with value creation at the brokerage level.

Our Key Metrics

As part of the Company’s strategic transition into a vertically integrated, acquisition-driven real estate technology platform, we have comprehensively redefined the key performance indicators used to evaluate our business. Our new growth model is not reliant on consumer virality, mobile app engagement, or social content creation. Instead, our business success will be driven by our ability to acquire and integrate high-performing brokerage teams, increase agent productivity through proprietary technology, and generate sustainable commission-based and SaaS revenues.

Why We Are Sunsetting Legacy Metrics

Historically, our business model emphasized building a real estate-focused social network, and accordingly, our performance was assessed through traditional consumer internet metrics such as:

●	App downloads,
●	Download-to-user conversion rate,
●	Paid user conversion rate,
●	Average app session time, and
●	Geographic dispersion of app users.

While these metrics were appropriate during our pre-revenue and early product-market fit phase, they no longer reflect the operational or financial drivers of our current business. These measures were largely general metrics—focused on user growth and time spent in-app rather than tangible monetization, cost efficiency, or recurring revenue generation. Our revised strategy deprioritizes consumer engagement metrics in favor of business fundamentals aligned with our goals of acquisition-led growth, global brokerage expansion, and technology adoption.

A New Metric Framework Aligned to Our Strategy

Going forward, our management team evaluates the business using a set of operator-focused, financially grounded, and scalability-oriented metrics that are directly tied to long-term shareholder value creation. These key metrics are tracked across the lifecycle of acquisitions, integrations, and platform adoption, and reflect both revenue generation and operational effectiveness:

(i) Real Estate Transaction Commission Revenue

We expect to calculate our total commission revenue generated across all brokerages operated by the Company, inclusive of wholly owned acquisitions and any directly operated Real-branded entities. Commission revenue, if and when generated, will be a direct indicator of the productive output of our agent network and serves as a proxy for market share in the real estate transaction value chain. Generation of and growth in commission revenue will reflect both successful acquisition execution and the expansion of transaction volume through agent enablement.

(ii) Brokerage Agent Count (Active Licensed Professionals)

We will measure our active agent base as the total number of licensed real estate agents affiliated with our operating brokerages. This figure expands through a combination of (a) acquisitions of firms with embedded teams, (b) organic recruiting efforts, and (c) launch of new brokerage brands in key markets. Agent count is a core growth lever, as it directly influences transaction throughput, revenue generation, and market coverage. We view our ability to attract and retain top agents as a competitive differentiator and a signal of the platform’s utility.

(iii) Commission Revenue Per Agent

To assess operational efficiency at a unit level, once we begin to generate revenues, we will calculate contribution margin per agent as the gross profit derived from an agent’s production after brokerage-related expenses, excluding corporate overhead. This metric is expected to enable us to compare the economics of acquired brokerages, evaluate ROI on technology investments, and prioritize integration activities that are expected to yield the highest operational leverage. Over time, improving this margin will be critical to building a scalable and profitable brokerage model.

(iv) Agent Retention Rate

Retention is a cornerstone of brokerage stability and long-term revenue performance. We will monitor future retention rates and related metrics to assess the satisfaction, engagement, and productivity of agents over time. Strong retention supports commission consistency, reduces churn-related costs, and indicates the strength of our value proposition, including technology, support, and brand equity.

(v) Technology Adoption Rate

Our proprietary software platform is a key enabler of operational scale and differentiation. Once we generate revenue from our platform, we will monitor the percentage of agents actively using our core tools—including CRM, RealAI, marketing automation, deal tracking, and listing syndication. Adoption is tracked both at the brokerage level and the individual agent level. This metric will reflecs successful onboarding, training efficacy, and integration maturity, and is strongly correlated with improvements in agent output, team efficiency, and brand stickiness.

(vi) User Revenue

While consumer-facing monetization is no longer our primary business model, we will measure future potential revenue derived from homebuyers, sellers, owners, and investors who use our ecosystem tools. This is expected to include subscription fees for advanced data tools, listing services, and communication features offered via our platform. We expect focus on high-quality, recurring potential future revenue from these user segments and continue to refine our value proposition based on usage data and feedback.

(vii) Inside Sales and Ecosystem Revenue

This metric will track potential future revenue generated from within our network—whether through upselling services to brokerage teams, referrals to ecosystem vendors (e.g., mortgage, title, insurance), or in-app purchases by agents and users. As our ecosystem is established and matures, we expect inside sales and marketplace monetization to become a meaningful driver of growth. This growth also would include ancillary SaaS tools, media production, advertising, and AI features sold internally to our owned brokerages or partner agents.

Evolving Toward a Durable, Scalable Operating Model

These revised key metrics provide us with a more accurate and actionable lens through which to manage and scale our potential future revenue and our operations. They align with our strategic priorities: acquiring profitable businesses, retaining productive talent, embedding technology at the core of brokerage operations, and establishing and expanding our footprint globally. As we move forward, we will report against these metrics to demonstrate our operational execution, value creation through M&A, and technology-led competitive edge.

Our Solutions

We provide real estate agents and their teams of all sizes with solutions designed to attract leads within our global network, enable them to be more productive and successful, build their reputation and brand awareness, and market their services.

Our solution is designed to cater to the diverse needs of all core stakeholders within the real estate sector, from buyers and sellers, to agents, owners, and investors, providing them with tailored resources, tools, and services for an enhanced real estate experience. Our solution will include different subscription packages, with each subscription boasting a unique suite of features, as well as a free-of-charge solution for home seekers. This free solution will be made available to all users with a verified phone number, and they will get a grey checkmark. The monetized solution will have four different subscription packages - Real Green, Verified Agent, Owner Suite, and Investor Suite.

Free Solutions

Our free solution features are as follows:

Newsfeed: Shows the latest posts of any agents that the users follow.

RealPin: A newsfeed post curated by agents showcasing any real estate information that they find interesting to share to their followers or others.

RealMoment: Allows real estate agents to share videos and images of their listings and snippets of their day.

Explore: Enables users to conduct smart searches in order to browse all content posted on the app.

Interaction: Encourages users to initiate conversations with agents, including those who are not yet present on our platform.

Chat: Empowers everyone on our app to communicate with each other, improving the connection between users and increasing engagement.

User Connection: Connect with anyone on the app by following or liking each other.

Monetized Solutions

All monetized solutions will be developed in order to provide added value to the real estate community through various productivity and analytics tools, and our app will never charge a listing fee or contain paid promotions. Our current focus is on productivity tools for home seekers and real estate agents. Afterwards, we will implement analytics tools for real estate agents, as well as specialized features for real estate investors and owners.

Our monetized solutions will include, but are not limited to:

Productivity Tools

●	Prioritized ranking
●	Post longer videos in 1080p
●	Customizable profile and team pages
●	Additional features

Data Analytics

●	Lead quality scores
●	Lead recommendations and save
●	Team collaboration tools
●	Content performance tracking
●	Additional features

Desktop Application

●	Client Relationship Management (CRM) dashboard and tools
●	Smart virtual assistant
●	Advanced desktop application on messaging functions

Customizable Profile and Team Page

Sales, Marketing and User Support

Technology Infrastructure

Our technology platform is designed to create an engaging networking experience for real estate stakeholders and is built to enable future growth at scale. We will employ technological innovations whenever possible in order to increase efficiency and to generate revenues and scale our business.

Our products rely upon our proprietary AI - the aforementioned RealAI. By combining proprietary dynamic data with static data, our AI helps to unlock new insights, streamline workflows, and improve decision-making at every stage of the real estate journey.

Our AI is based on a well-curated vertical data set that is specific to the real estate sector, and it is trained to recognize patterns and trends that are unique to the real estate community.

Our technology platform is designed to create an engaging networking experience for real estate stakeholders and is built to enable future growth at scale. We will employ technological innovations whenever possible in order to increase efficiency and scale our business.

Our technology infrastructure will also include robust cybersecurity measures, which will ensure the safekeeping of user data.

Intellectual Property

Our success depends in part on our ability to protect our intellectual property and proprietary technologies. To protect our proprietary rights, we rely on a combination of intellectual property rights in the United States and other jurisdictions, including patents, trademarks, copyrights, trade secret laws, license agreements, internal procedures, and contractual provisions. Our internal controls restrict access to priority technology.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which our products and solutions are distributed. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results

Third parties, including our competitors and non-practicing entities, may make claims from time to time that we have infringed their patents, trademarks, copyrights, trade secrets, and/or other intellectual property rights. As our business grows and competition increases, we will likely face more claims related to intellectual property and litigation matters. In addition, to the extent that we gain greater visibility and market exposure, we face a higher risk of being the subject of intellectual property infringement claims from third parties.

Competition

The global real estate brokerage industry is highly competitive and fragmented, with a wide range of players including traditional brick-and-mortar brokerages, digitally native brokerage platforms, listing portals, and social media networks. As we seek to close our initial acquisition and then scale our business across international markets, we expect to face intense competition for brokerage talent, local market share, and technology leadership.

Despite this competition, we believe our vertically integrated model—combining proprietary technology, M&A-led geographic expansion, and centralized platform services— will position the Company to attract and retain productive agents and brokerage teams for the full duration of their careers.

Brokerage Industry Competition - We compete directly with real estate brokerages of all sizes, including legacy firms, regional independent brands, and publicly traded digital brokerages in several major global markets. These firms typically differentiate themselves through compensation structures, branding support, lead generation systems, and culture.

Our advantage lies in our confidence in our ability to acquire and scale brokerage operations globally while offering agents a unified technology platform that enhances productivity, automates administrative tasks, and amplifies their brand presence. We believe agents and teams increasingly seek platforms that reduce operational complexity, offer centralized support, and provide tools to win and close more business. Our value proposition—designed to improve net income per agent through digital leverage—differentiates us in a highly commoditized brokerage market.

We also offer agents and team leaders in our future acquired companies long-term alignment via participation in a larger technology ecosystem with greater upside than traditional brokerage models can offer.

Traditional Property Listing Platforms - Traditional real estate listing platforms operate largely as advertising marketplaces. These portals typically sit between agents and home seekers, monetizing through lead sales, pay-to-play advertising, and referral commission models.

We take a fundamentally different approach. Rather than charging agents to compete for visibility or leads, we operate as a vertically integrated brokerage network, enabling agents to own the relationship with future clients while equipping them with powerful marketing and transaction tools. Our platform reduces friction, eliminates advertising gatekeeping, and increases margins for agents by enabling more efficient workflows and data-driven prospecting.

Social Networks - General-purpose social networks such as Facebook, Instagram, and LinkedIn allow real estate professionals to build audiences but are not tailored to the needs of real estate transactions. These networks do not provide industry-specific tools, workflows, or data services, and engagement is often fragmented and dependent on paid content promotion.

While agents may continue to use general-purpose social networks for brand awareness, we offer a purpose-built platform where real estate professionals can build their brand, manage transactions, and connect with clients within a platform optimized for their needs. Our long-term goal is to consolidate these workflows into a single environment, reducing the need for agents to rely on multiple third-party tools.

Government Regulation

We are subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the Internet, as well as those utilizing AI, many of which are still evolving. Currently, the United States does not have a comprehensive legal framework to regulate AI’s development and use, and could be interpreted in ways that could harm our business.

Both within the United States and abroad, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright, trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. Any court ruling or other governmental action that imposes liability on providers of online services for the activities of their users and other third parties could potentially harm our business.

In addition, rising concern about the use of AI technologies for illegal conduct may in the future produce legislation or other governmental action that could require changes to our products or services, restrict or impose additional costs upon the conduct of our business, or cause users to abandon material aspects of our service.

In the area of information security and data protection, there are laws requiring notification to users when there is a security breach for personal data or requiring the adoption of minimum information security standards that are often vaguely defined and, as such, difficult to practically implement.

The costs of compliance with these laws may increase in the future as a result of changes in interpretation. Furthermore, any failure on our part to comply with these laws may subject us to significant liabilities.

We are also subject to federal, state, and foreign laws regarding privacy and protection of user data. We post on our website our privacy policy and user agreement, which describe our practices concerning the use, transmission, and disclosure of user data. Any failure by us to comply with our posted privacy policy or privacy-related laws and regulations could result in proceedings against us by governmental authorities or others, which could harm our business.

In addition, because we strive to make our app accessible worldwide, certain foreign jurisdictions could claim that we are required to comply with their laws, including in jurisdictions where we have no local entity, employees, or infrastructure.

Our Values and Company Culture

Our values are the principles by which we manage our day-to-day business and facilitate decision-making. Our core values are as follows:

Real Estate Should Be Fun - we are dedicated to bringing the thrill and excitement back to the real estate community by redefining the way that people consume real estate information.

Quality Content Should be Rewarded - we believe that creating high-quality content should be rewarded with free inbound connections and attention.

Improve Relationships, Reduce Barriers – by providing a centralized communication platform, we strive to reduce the barriers to communication and collaboration, thereby improving the real estate community’s overall efficiency and effectiveness.

Our Competitive Advantages

Efficient Acquisition, Integration, and Growth: Our ability to acquire and integrate profitable brokerages, standardize their operations on a shared technology platform, and deliver superior economics to agents positions the Company to grow sustainably in a highly competitive environment. We believe that over time, agents will prioritize platforms that provide consistent support, modern digital infrastructure, and the ability to grow their business globally.

Global Platform, Local Execution: While the real estate industry is inherently local, we believe there is a global opportunity to unify brokerage operations on a shared technology and support platform. Our approach balances global scale with local execution, enabling the Company to expand rapidly while preserving the autonomy, culture, and compliance standards of local brokerage teams.

Facilities

Our headquarters is our office in Costa Mesa, California, which we opened in February 2022. Real Corporation Limited, our wholly-owned Hong Kong subsidiary, leases office Space in Hong Kong, where a number of its employees work on the development and maintenance of the back-end of the app. Over the past two years, we have hired talent who work remotely in the U.S., United Kingdom, Singapore and India, reflecting our focus on finding the right talent regardless of location.

Legal Proceedings

We are not currently (but may become in the future) involved in legal proceedings, claims, or investigations in the ordinary course of our business, including claims for infringing intellectual property rights related to our products and the content contributed by our users. Although the results of these potential future proceedings, claims, and investigations cannot be predicted with certainty, we do not believe that the final outcome of these matters is reasonably likely to have a material adverse effect on our business, financial condition, or results of operations. Regardless of final outcomes, however, any such proceedings, claims, and investigations may nonetheless impose a significant burden on management and employees and may come with costly defense costs or unfavorable preliminary and interim rulings.

C.	Organizational Structure

The Company’s organizational chart is below:

D.	Property, Plant and Equipment

The Company’s principal place of business is located at 695 Town Center Drive, Suite 1200, Costa Mesa, CA 92626 and its telephone number is +1-657-408-8684.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

During the fiscal year ended March 31, 2025, the Company formally transitioned from a pre-revenue technology platform focused on user acquisition to an operating company executing a vertically integrated, acquisition-led growth strategy. Our and potential future revenue generation is now expected to come primarily from two sources: (i) commission income generated by licensed agents operating within our acquired and affiliated brokerages, and (ii) subscription-based licensing of our proprietary real estate technology tools and services.

Our long-term growth depends on our ability to identify, acquire, and integrate high-performing brokerages in key markets globally. These acquisitions are supported by a centralized technology platform that enhances agent productivity, reduces operational complexity, and enables scalable deployment of marketing, analytics, and transaction management tools. As we integrate newly acquired companies, we expect to realize operational synergies through centralized support, unified branding, and technology standardization.

We continue to invest in the development of our core platform, including RealAI—our proprietary AI engine—and a modular suite of software tools designed to empower agents, team leaders, and brokerage operators. These products are offered on a subscription basis and include CRM, video marketing, listing syndication, analytics dashboards, and virtual assistant tools, among others. We believe this technology offering strengthens agent retention, increases deal velocity, and improves contribution margins at the brokerage level.

Our brokerage footprint currently includes operations in the United States and several international markets, with early-stage expansion initiatives underway across North America, Asia-Pacific, and Europe. Our goal is to build a global network of brokerages powered by shared technology infrastructure but operated with local market expertise.

For the years ended March 31, 2025, 2024 and 2023, we did not generate revenue, and reported net losses of $3.4 million, $4.9 million and $4.3 million, respectively. These results reflect our continued investment in technology development, product innovation, and business infrastructure, in advance of revenue recognition from brokerage acquisitions and SaaS deployment.

As we continue executing our strategic plan, we expect our cost base to evolve toward acquisition-related expenses, platform support, and global integration efforts. Over time, we believe that we will generate revenue and that our revenue mix will shift toward a balance of commission-based brokerage income and recurring subscription revenue from our software suite.

Key Operating Metrics

In line with our transition to a revenue-generating operating platform, our management team has revised the key metrics used to evaluate business performance. We no longer consider consumer-facing metrics—such as downloads, app session time, or user engagement—as relevant indicators of financial or operational success. Instead, we now focus on business fundamentals that align with our scalable brokerage model and technology monetization strategy.

Our primary metrics will include:

●	Real Estate Transaction Commission Revenue, as an indicator of brokerage production and market share;
●	Agent Count through acquisitions, direct recruitment, or other means;
●	Commission Revenue per Agent, which we expect will reflect unit-level economics excluding corporate overhead;
●	Agent Retention Rate, which we expect will reflect desirability of agents to remain in our platform;
●	Technology Adoption Rate across our acquired brokerages, which measures the integration and utility of our proprietary software suite;
●	User Revenue to be generated in the future from all agents and others who use our paid technology services; and,
●	Inside Sales and Ecosystem Revenue to be generated in the future from agents within our brokerage ecosystem who subscribe to and pay for services proprietary to the Company ecosystem for Company brokers.

We believe these key metrics will provide a clearer and more actionable view of our operational performance, resource allocation, and growth trajectory.

A. OPERATING RESULTS

Strategic Shift to Revenue-Generating Operations

In fiscal 2025, the Company initiated a strategic pivot from a pre-revenue, growth-stage technology company into an acquisition-led real estate operating platform. This transition reflects shifting investor preferences and evolving macroeconomic conditions. Our focus is now on acquiring and integrating cash-flowing brokerages, monetizing agents through software subscriptions, and increasing operational leverage through a proprietary real estate technology stack. This repositioning marks a fundamental shift in how we define growth and financial sustainability. As of the date of this report, we have not signed any legally binding acquisition agreements or any non-binding letters of intent with any potential acquisition candidates.

The real estate industry is undergoing structural change. High interest rates have significantly reduced transaction volume, resulting in widespread brokerage consolidation. Simultaneously, litigation and regulatory reforms are forcing a re-examination of agent compensation structures and value delivery. We believe these pressures will accelerate the bifurcation of the market—favoring either low-cost digital models or high-touch, brand-centric teams. Our multi-model platform is designed to support both, allowing us to capture agent migration and retention in ways that traditional brokerages cannot.

Factors Affecting the Group’s Performance and Related Trends

Our business, financial condition and results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

Our ability to monetize our services and products.

Our ability to engage, retain, and increase our user base and to generate potential revenue and then grow it will depend heavily on our ability to successfully monetize our services and products to convert into a subscription-based model. We may introduce significant changes to our existing products or develop and introduce new and unproven products for which we have little or no prior development or operating experience. If new or enhanced products fail to engage our users, we may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify our investments, any of which may seriously harm our business.

Because our products create new ways of communicating, they have often required users to learn new behaviors to use our products. These new behaviors are not always intuitive to users. This can create a lag in adoption of new products and new user additions related to new products. To date, this has not hindered our user growth or engagement, but that may be the result of a large portion of our user base being in a younger demographic and more willing to invest the time to learn to use our products most effectively. To the extent that future users, including those in older demographics, are less willing to invest the time to learn to use our products, and if we are unable to make our products easier to learn to use, our user growth or engagement could be affected, and our business could be harmed. We may develop new products that increase user engagement and costs without increasing revenue.

Our ability to achieve brokerage revenue and commission flow-through.

Our ability to generate commission-based revenue through acquired brokerage operations is now central to our business model. We plan to integrate multiple brokerage models—traditional, team-based, virtual, and tech-enabled—within a unified ecosystem. This will allow us to retain agents over a longer career arc by giving them flexibility as their needs evolve.

Our ability to build a real estate ecosystem and achieve software revenue.

We also expect to drive potential future recurring SaaS-like revenue from productivity and data tools embedded across our ecosystem. As we acquire brokerages and transition agents onto our proprietary platform, we anticipate increased penetration of value-added subscriptions across a growing base of agents and teams.

Our ability to grow our user base.

We have made, and are continuing to make, investments to enable users to create compelling content to our entire community. Existing and prospective users and advertisers may not be successful in creating content that leads to and maintains user engagement. We are continuously seeking to balance the objectives of our users and content creators with our desire to provide an optimal user experience. We do not seek to monetize all of our service and we may not be successful in achieving a balance that continues to attract and retain users. If we are not successful in our efforts to grow our user base or if we are unable to build and maintain good relations with our active users, our user growth and user engagement and our business may be seriously harmed. In addition, we may expend significant resources to launch new services that we are unable to monetize, which may seriously harm our business.

Our ability to launch new product or service offerings and to increase the prices of our products and services

The industry for residential real estate transaction services, technology, and information marketplaces is dynamic, and the expectations and behaviors of users and consumers shift constantly and rapidly. As part of our operating strategy, we have increased, and plan in the future to continue to change, the nature and number of products, including depth products, that we offer to our users and, with that, the prices we charge our users for the services and products we offer. Changes or additions to our products and services may not attract or engage our users, and may reduce confidence in our products and services, negatively impact the quality of our brands, negatively impact our relationships with partners or other industry participants, expose us to increased market or legal risks, subject us to new laws and regulations or otherwise harm our business. Our users may not accept new products and services (which would adversely affect our average revenue per agent (“ARPA”)), or such price increases may not be absorbed by the market, or our price increases may result in the loss of users or the loss of some of our users’ business. We may not successfully anticipate or keep pace with industry changes, and we may invest considerable financial, personnel and other resources to pursue strategies that do not ultimately prove effective such that our results of operations and financial condition may be harmed. If we are not able to raise our prices or encourage our users to upgrade their subscription packages or invest in depth products to further differentiate their listings, or if we lose some of our users or some of our users’ business as a result of price increases, or if the bargaining power of our user base increases and the subscription prices and other fees we are able to charge real estate developer or agent users decline, our business, financial condition and results of operations could be adversely affected.

Our ability to operate in a highly competitive and rapidly changing industry.

We face competition to attract consumers to our websites and mobile applications and to attract real estate and property developer users to purchase our products and services. The markets for online real estate information technology, communication and productivity tools product and services in our Priority Markets are highly competitive and rapidly changing. In addition to competing with traditional media sources for a share of advertisers’ overall marketing budgets, our business is subject to the risk of digital and other disruption. Our success depends on our ability to continue to attract additional consumers to our websites and mobile applications. Existing or new competitors could increase their product offerings or develop new products or technology that compete with ours.

Furthermore, large companies with strong brand awareness in international markets or global search engines and social media sites may decide to enter the real estate market and start to provide information technology, communication and productivity tools product and services on their existing or new platforms, which could increase competition in our Priority Markets and may have a materially adverse effect on our business. These companies could devote greater technical and other resources than we have available, have a more accelerated time frame for deployment and leverage their existing user bases and proprietary technologies to provide products and services that consumers might view as superior to our offerings. Any of our future or existing competitors may introduce different solutions that attract consumers or provide solutions similar to our own but with better branding or marketing resources. If we are unable to continue to grow the number of consumers who use our websites and mobile applications, our business, financial condition and results of operations could be adversely affected.

We compete to attract users with media sites, including but not limited to other companies that operate digital property classifieds marketplaces in our Priority Markets and agent and property developer websites. We also compete for a share of advertisers’ overall marketing budgets with traditional media such as television, magazines, newspapers and home/apartment guide publications. To compete successfully for users against future and existing competitors, we must continue to invest resources in developing our platform and proving the effectiveness and relevance of our information technology, communication and productivity tools product and services. New business models frequently emerge in our industry and may require us to modify our own business model or offerings in order to continue to compete effectively. For example, we may in the future face new competition from digital companies that use data to buy properties instantly from sellers, renovate/repair and then re-sell the property online at a profit. Additionally, competitors may drive traffic away from our platform and increase their market share through aggressive or high-spend marketing campaigns, or prolonged price discounting.

Results Of Operations

	For the Years Ended March 31,
	2025	2024	2023
Revenues	$-	$-	$-

Operating expenses
Sales and marketing expenses	(716,264)	(1,771,614)	(2,051,550)
General and administrative expenses	(1,838,740)	(1,657,879)	(1,315,509)
Research and development expenses	(832,565)	(1,459,828)	(929,916)
Total operating expenses	(3,387,569)	(4,889,321)	(4,296,975)

Loss from operations	(3,387,569)	(4,889,321)	(4,296,975)

Other income (expense)
Other income	24,644	-	33,678
Interest income	82,268	12,743	66
Interest expense	(95,753)	(22,428)	-
Total other income (expense), net	11,159	(9,685)	33,744

Loss before income taxes	(3,376,410)	(4,899,006)	(4,263,231)

Income tax expense	-	-	-

Net loss	$(3,376,410)	$(4,899,006)	$(4,263,231)

The following table summarizes our results of operations for the fiscal years ended March 31, 2025 and 2024, and provides information regarding the dollar and percentage increase or (decrease) during such periods. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Form 20-F.

Comparison of the Years Ended March 31, 2025 and 2024

Operating expenses

	For the years ended March 31,		Variance
	2025	2024	Amount	%
Sales and marketing expenses	716,264	1,771,614	(1,055,350)	(59.6)
General and administrative expenses	1,838,740	1,657,879	180,861	10.9
Research and development expenses	832,565	1,459,828	(627,263)	(43.0)
Total	3,387,569	4,889,321	(1,501,752)	(30.7)

Sales and marketing expenses

Sales and marketing expenses primarily consist of marketing expenses incurred for promotion of our app. Our sales and marketing expenses decreased by approximately $1.1 million, or 59.6% from $1.8 million for the year ended March 31, 2024 to $0.7 million for the year ended March 31, 2025. The decrease was mainly due to decreasing expenditure on conference events sponsorship.

General and administrative expenses

General and administrative expenses primarily consist of (i) staff costs consisting of salaries, social insurance, and housing funds for our personnel in administrative departments, (ii) professional service fees, such as audit fees and legal fees for our daily operations, (iii) office rental expenses, and (iv) other miscellaneous expenses. Our general and administrative expenses increased by approximately $0.2 million, or 10.9% from $1.7 million for the year ended March 31, 2024 to $1.8 million for the year ended March 31, 2025. The increase was primarily due to an increase in legal and professional fees in related to the business combination transactions costs with Nova SPAC and the related listing expenses after the business combination transactions.

Research and development expenses

Research and development expenses primarily consist of staff costs including salaries, social insurance, and housing funds for our personnel in research and development departments, and other miscellaneous expenses. Our research and development expenses decreased by approximately $0.6 million, or 43.0% from $1.5 million for the year ended March 31, 2024 to $0.8 million for the year ended March 31, 2025. The decrease was primarily due to the reductions in headcounts which we closely monitored and controlled the expenditures in the research and development department.

Net loss

As a result of the foregoing, our net loss was approximately $3.4 million and $4.9 million for the years ended March 31, 2025 and 2024, respectively.

Comparison of the Years Ended March 31, 2024 and 2023

Operating expenses

	For the years ended March 31,		Variance
	2024	2023	Amount	%
Sales and marketing expenses	1,771,614	2,051,550	(279,936)	(13.6)
General and administrative expenses	1,657,879	1,315,509	342,370	26.0
Research and development expenses	1,459,828	929,916	529,912	57.0
Total	4,889,321	4,296,975	592,346	13.8

Sales and marketing expenses

Our sales and marketing expenses decreased by approximately $0.3 million, or 13.6% from $2.1 million for the year ended March 31, 2023 to $1.8 million for the year ended March 31, 2024. The decrease was mainly due to decreasing expenditure on conference events sponsorship.

General and administrative expenses

Our general and administrative expenses increased by approximately $0.3 million, or 26.0% from $1.3 million for the year ended March 31, 2023 to $1.7 million for the year ended March 31, 2024. The increase was primarily due to an increase of $0.3 million staff cost on newly recruited administrative staff, including financial controller, chief of staff and accounting officer.

Research and development expenses

Our research and development expenses increased by approximately $0.5 million, or 57.0% from $0.9 million for the year ended March 31, 2023 to $1.5 million for the year ended March 31, 2024. The increase was primarily due to (i) an increase of $0.4 million on recruitment of senior research and development officer and data scientist, and (ii) an increase of $0.1 million on cloud service for storage expansion and data processing requirement.

Net loss

As a result of the foregoing, our net loss was approximately $4.9 million and $4.3 million for the years ended March 31, 2024 and 2023, respectively.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of the date indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this 20-F.

	As of March 31,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	$2,575,225	$597,160
Prepaid expenses and other current assets	502,528	649,080
Due from a related company	714,527	-
Deferred offering costs	-	376,081
Total current assets	3,792,280	1,622,321

Non-current assets
Property and equipment, net	30,078	45,670
Right-of-use assets, net	228,439	-
Total non-current assets	258,517	45,670

TOTAL ASSETS	$4,050,797	$1,667,991

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Due to related parties - current	$37,512	$87,456
Accrued expenses and other liabilities - current	76,213	214,746
Operating lease liabilities - current	78,734	-
Total current liabilities	192,459	302,202

Non-current liabilities
Convertible promissory notes payable	-	5,000,000
Due to related parties – non-current	-	17,333
Accrued expenses and other liabilities – non-current	-	5,095
Operating lease liabilities – non-current	156,551	-
Total non-current liabilities	156,551	5,022,428

TOTAL LIABILITIES	$349,010	$5,324,630

Cash and cash equivalents

Cash and cash equivalents consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use. The total balance of cash were $2.6 million and $0.6 million as of March 31, 2025 and 2024, respectively.

Compared with the balance as of March 31, 2024, the change in the balance of cash as of March 31, 2025 was primarily $7.0 million proceeds from convertible promissory notes issued to a related party and a third party, net off by $4.0 million used in operating activities.

Prepaid expenses and other current assets

As of March 31, 2025 and 2024, the breakdown of prepaid expenses and other current assets was as the following:

	As of March 31,
	2025	2024
Prepaid insurance expenses(i)	$376,678	$-
Deposit	73,350	-
Other prepayments	52,500	-
Amount due from Sponsor, Nova Pulsar Holdings Limited(ii)	-	644,763
Others	-	4,317
	$502,528	$649,080

(i)	The prepaid insurance expenses represented prepaid insurance expense for our directors and executive officers.
(ii)

In July 2022, Real Messenger made a loan of $575,000 to the sponsor of Nova Vision, so as the sponsor deposited such amount into Nova Vision’s trust account in order to extend the time to complete a business combination for a period of three months. The loan was non-interest bearing and was repayable upon the closing of a business combination.

In March 2024, the sponsor of Nova Vision issued a promissory note of $69,763 to Real Messenger, which would be payable promptly after the date on which Nova Vision consummates an initial business combination with the Company. In the event that a business combination does not close on or prior to April 10, 2024, as such deadline was further extended, the promissory note shall be deemed to be terminated and only half of the principal balance of the promissory note will thereafter be due from the sponsor of Nova Vision to the Company. The convertible promissory note was non-interest bearing and Real Messenger have the right to convert into ordinary shares of the Company, in whole or in part.

Due from a related company

Immediately after giving effect to the Business Combination, the Sponsor became a shareholder of the Company. In April 2024, the Sponsor issued a promissory note of $69,764 to Real Messenger Corporation. Pursuant to the promissory note, the advances were unsecured, non-interest bearing and Real Messenger Corporation has the right, but no obligation, to convert the advances, in whole or in part, into the ordinary shares of the Company with a conversion price of $10.00 per share. As of March 31, 2025 and 2024, the receivable balance due from Sponsor   was $714,527 and nil, respectively.

Subsequently, on June 5, 2025, the Company, through Real Messenger exercised the right to convert all the promissory notes by receiving 316,004 shares of Class A ordinary share of the Company.

Convertible promissory notes payable

On October 4, 2023, we issued convertible promissory notes in an aggregate principal amount of $5,000,000 to three investors, Edinburgh DH Holdings Limited, Fantastic Global Venture Limited, and Mercatus Group LLC with simple interest on the outstanding principal amount at 3% per annum and maturity on September 30, 2024. Pursuant to the extension to convertible promissory notes agreement dated July 12, 2024, the due date of the convertible promissory notes was extended to July 31, 2025.

On June 28, 2024 and July 9, 2024, we further issued convertible promissory notes of $4,500,000 and $2,500,000 to TKO Investments Limited and Compass AI Venture Incorporation, respectively. These convertible promissory notes were non-interest bearing with maturity on July 31, 2025.

On November 19, 2024, in connection with the consummation of the Business Combination, we issued an aggregate 1,900,000 Class A Ordinary Shares to convert all the convertible promissory notes payable with the conversion prices ranging from $5 to $10 per share.

B. LIQUIDITY AND CAPITAL RESOURCES

Our consolidated financial statements have been prepared assuming that the Company will continue as a going concern. We suffered from continuous losses from operations since its inception and reported its accumulated deficit of $20 million at March 31, 2025. For the year ended March 31, 2025, the Company still did not generate any revenues from the launch of its online platform.

Our ability to continue as a going concern is dependent upon management’s ability to successfully execute its business plans including, generating revenue, controlling operating costs and expenses to achieve positive operating cash flows, and securing funding from external sources to support positive financing cash flows. As of March 31, 2025, our bank balance was $2.6 million, which can fully cover the current liabilities of $0.2 million.

On October 4, 2023, we completed a private placement of convertible promissory notes in an aggregate principal amount of $5 million with three investors, Edinburgh DH Holdings Limited, Fantastic Global Venture Limited, and Mercatus Group LLC. We promised to pay the holders of the convertible promissory notes with simple interest on the outstanding principal amount at the rate of 3% per annum. Pursuant to the extension to convertible promissory notes agreement dated July 12, 2024, the due date of the convertible promissory notes was extended to July 31, 2025.

On June 28, 2024, we issued a convertible promissory note in the original principal amount of $4.5 million to TKO Investment Limited. On July 9, 2024, we issued a convertible promissory note in the original principal amount of $2.5 million to Compass AI Venture Incorporation Limited. Both convertible promissory notes are interest-free and the principal shall be due and payable on July 31, 2025. The Company received total cash proceeds of $7 million from issuance of above convertible promissory notes.

On November 19, 2024, in connection with the consummation of the Business Combination, we issued an aggregate 1,900,000 shares of Class A ordinary share to convert all the convertible promissory notes payable with the conversion prices ranging from $5 to $10 per share.

We also intend to continue to raise additional capital through private placements of debt and equity securities, but there can be no assurance that these funds will be available on terms acceptable to us, or will be sufficient to enable us to fully complete the development activities or sustain operations. If we are unable to raise sufficient additional funds, it will have to develop and implement a plan to these uncertainties, which includes pursuing strategic financing opportunities, optimizing costs, and accelerating revenue generation through expanded commercial partnerships. If we are unable to improve profitability, then we shall rely on the financial support from our controlling shareholder. We believe that these initiatives, if successfully executed, will enable us to continue operating and meet its obligations as they become due.

These and other factors raise substantial doubt about our ability to continue as a going concern within one year after the date that financial statements are issued. These financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

Cash flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended March 31,
	2025	2024	2023
Net cash used in operating activities	$(4,012,901)	$(4,755,165)	$(5,061,602)
Net cash used in investing activities	(69,764)	(12,621)	(31,722)
Net cash provided by financing activities	6,112,058	5,087,456	5,264,382
Effect of exchange rate changes on cash	(51,328)	1,340	600
Net increase in cash	1,978,065	321,010	171,658
Cash at beginning of year	597,160	276,150	104,492
Cash at end of year	$2,575,225	$597,160	$276,150

Operating activities

Net cash used in operating activities for the year ended March 31, 2025 was $4.0 million, primarily attributable to net loss of $3.4 million, adjusted for (i) an increase in prepaid expenses and other current assets of $0.5 million as a result of prepayments of $0.4 million insurance expense for directors and officer, and (ii) a decrease in accrued expenses and other liabilities of $0.1 million with decrease in operating expenses incurred.

Net cash used in operating activities for the year ended March 31, 2024 was $4.8 million, primarily attributable to net loss of $4.9 million.

Net cash used in operating activities for the year ended March 31, 2023 was $5.1 million, primarily attributable to net loss of $4.3 million, adjusted for (i) an increase in other current assets of $1.1 million as a result of payments of $0.6 million to Nova SPAC and payments of marketing service expenses of $0.5 million, and (ii) an increase in accrued expenses and other liabilities of $0.3 million with increase in operating expenses incurred.

Investing activities

For the years ended March 31, 2025, 2024 and 2023, we had cash used in investing activities of $69,764, $12,621, and $31,722, respectively, for promissory notes borrowed to a related party and purchase of property and equipment.

Financing activities

For the year ended March 31, 2025, the cash provided by financing activities was $6.0 million, which was primarily caused by the proceeds from convertible promissory notes from TKO Investments Limited and Compass AI Venture Incorporation in aggregate of $7.0 million and offset by payment of offering costs of $1.0 million and repayments of borrowings of $1.1 million to the related parties.

For the year ended March 31, 2024, the cash provided by financing activities was $5.1 million, which was primarily caused by proceeds of $4.0 million from convertible promissory notes and borrowings of $5.8 million from the related parties, partially offset by repayment of borrowings of $4.7 million to the related parties.

For the year ended March 31, 2023, the cash provided by financing activities was $5.3 million, which was primarily caused by borrowings of $5.5 million from a related party, partially offset by payment of offering cost of $0.2 million.

Lease Properties

The Group recognized and measured lease liabilities in accordance with ASU 2016-02 “Leases (Topic 842). The Group leases a commercial property in Hong Kong mainly for use as office space with a lease term of 3 years. The table below sets forth the breakdown of the Group’s lease liabilities as of the dates indicated:

	As of March 31,
	2025	2024
	(US$)	(US$)
Current	78,734	-
Non-current	156,551	-
	235,285	-

The Group’s lease liabilities (comprising current and non-current liabilities) increased approximately US$0.2 million from nil as of March 31, 2024 to approximately US$0.2 million as of March 31, 2025, in line with the normal utilization of the lease tenure.

Capital Commitments

During the years ended March 31, 2025, 2024 and 2023, the Group did not have any capital expenditures incurred.

Off-Balance Sheet Arrangements

The Group has no off-balance sheet arrangements including arrangements that would affect its liquidity, capital resources, market risk support and credit risk support or other benefits.

Critical Accounting Policies, Judgments and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) income taxes and (ii) convertible promissory notes. Out of our significant accounting policies, which are described in Note 2—Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this Registration Statement, certain accounting policies are deemed “critical”, as they require management’s highest degree of judgment, estimates and assumptions, including valuation allowance for deferred tax assets.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Valuation allowance for deferred tax assets

We account for income taxes using the liability method in accordance with ASC 740, Income Taxes (“ASC 740”). Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities.

Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

We evaluate our valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. As of March 31, 2025 and 2024, due to uncertainties surrounding future utilization, we accrued full valuation allowance against the deferred tax assets based upon management’s assessment as to their realization.

As of March 31, 2025 and 2024, the valuation allowance for deferred tax assets was $3.7 million and $2.8 million, respectively.

Recently Issued Accounting Pronouncements

Recently adopted accounting standard

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023 (fiscal 2025 for the Company). The Company adopted this standard effective April 1, 2024 retrospectively for all periods presented.

Recently issued accounting standards not yet adopted

In December 2023, the FASB issued ASU 2023-09, Improvements to Tax Disclosures (Topic 740), to enhance the disclosures related to income taxes, including the rate reconciliation and information on income taxes paid. This ASU is effective for fiscal years beginning after December 15, 2024 (fiscal 2026 for the Company), with early adoption permitted. The Company is assessing the impact of this ASU, and upon adoption, may be required to include certain additional disclosures in the effective income tax rate reconciliation in the footnotes to the Consolidated Financial Statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See “Item 4. Information on the Company—Business Overview—Intellectual Property.”

D. TREND INFORMATION.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. CRITICAL ACCOUNTING ESTIMATES

See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies, Judgments And Estimates.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

Our directors and executive officers are as follows:

Name	Age	Position(s)
Kwai Hoi Ma	47	Chief Executive Officer and Chairman
Elaine Yee Ling Ho	51	Acting Chief Financial Officer
Wing-Ho Ngan	50	Director
Felix Ko(1)	46	Independent Director
David Wai-Keung Chung (1)	59	Independent Director
Chun Fung Horace Ma(1)	54	Independent Director

(1)	Member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Mr. Kwai Hoi Ma (Mr. Thomas Ma) has served as our Chief Executive Officer and Chairman of the Board of Directors following the consummation of the Business Combination. Mr. Ma is a founder of RMHL. He has served as RMHL’s (and its affiliates’) Chief Executive Officer and as Chairman of the Board, since their respective dates of incorporation. Mr. Ma was raised in both Hong Kong and the United Kingdom, affording him a distinct global perspective that Real Messenger believes helps it both address local needs and expand its influence internationally. Mr. Ma and his family are deeply entrenched in Hong Kong’s banking and real estate industries, with Tai Sang Bank, founded by his family in 1961. This background has instilled in him a profound entrepreneurial spirit and a business mindset, enabling him to make significant strides in the real estate sector. After obtaining his degree from The University of Manchester in the United Kingdom in 1999, Mr. Ma embarked on his professional journey with Arthur Andersen, where he honed his skills from 1999 to 2001. Subsequently, he joined his family businesses, leveraging his expertise to foster growth in the banking and real estate sectors. Over a decade of immersion in this industry have helped him cultivate an in-depth understanding of the market dynamics and the evolving needs of consumers. In 2010, Mr. Ma founded HOHOJO, a trailblazing rental marketplace. He formed Real Messenger mobile application in 2018, with a focus on transforming the real estate sector and providing tools for real estate agents to excel in their work.

Ms. Elaine Yee Ling Ho has served as our acting Chief Financial Officer following the consummation of the Business Combination. Ms. Ho is also RMHL’s Acting Chief Financial Officer. Ms. Ho has over 20 years working experience in professional accounting firm, MNCs and Private Equity Funds. Ms. Ho joined RMHL as Financial Controller since February 2023. In this capacity, Ms. Ho is responsible for overseeing the finance and accounting function of the group companies. Before joining RMHL, Ms. Ho spent majority of her professional career in the PE Fund industry. She was the Vice President, Finance at Phoenix Property Investors and was responsible for the Fund administration and finance operation of a number of reputable PE Funds in the Asia Pacific region. She also worked at Tencent, where her role was Fund Financial Controller and responsible for overseeing the PE Fund investments from Tencent’s investment portfolio. Ms. Ho is a Certified Public Accountant and a member of The Hong Kong Institute of Certified Public Accountants. She obtained her Bachelor of Accounting and Master’s degree in Finance from The Hong Kong University of Science and Technology.

Mr. Wing-Ho Ngan has served as our Director since February 2025. Mr. Ngan has over 20 years of experience in senior management, spanning corporate leadership, investment banking, and entrepreneurship. Mr. Ngan is currently the Chairman of QFPay Japan Inc, a leading digital payments company in Japan and serves as an Independent Non-Executive Director of Plus Digital Technologies Inc., a company listed on HKEx. Mr. Ngan was also the Chairman and Co-Founder of Nova Vision Acquisition Corp, which was listed on Nasdaq in August 2021. In November 2024, Nova Vision Acquisition Corp successfully completed a business combination with Real Messenger Corporation, a pioneering real estate technology platform based in the United States. Mr. Ngan began his investment banking career in 1999, holding key positions at global investment banks, including ABN AMRO, HSBC, Huatai International Financial Holdings, Lehman Brothers, and UBS. His last role in the industry was as Managing Director, Head of Asia Equity Capital Markets at Huatai International Financial Holdings. In 2015, after a distinguished career in investment banking, Mr. Ngan transitioned into the corporate sector, where he held senior leadership roles, including global vice president of Sanpower Group in Nanjing China, board member of Hamleys Global Holdings Limited in the United Kingdom and chief financial officer and executive director of HKEx-listed C.Banners International Holdings Limited. During this time, Mr. Ngan focused on international expansion, business strategy and partnerships, corporate finance, and mergers and acquisitions. In 2017, Mr. Ngan embarked on entrepreneurship, co-founding two fintech startups—QFPay International Limited and Alchemy Pay Limited—where he served as CEO and Co-Founder. Mr. Ngan holds a Master’s Degree in Accounting & Finance from the University of Southampton in the United Kingdom in 1998.

Mr. Felix Ko has served as our Independent Director since February 2025. Mr. Ko is a highly accomplished consultant based in London with over two decades of experience in financial services, chartered accounting, and talent acquisition. Over the past 14 years, Mr. Ko has specialized in talent acquisition and insights within the financial services sector, helping global clients design cost-effective talent strategies. Since 2023, he has been a director of Future Crest Ltd. From 2020 to 2023, he was the Head of Financial Services Practice in Parkhouse Bell, specializing in business development and talent research. Prior to that, he worked as a client partner at Armstrong Craven from 2017 to 2019, also specializing in business development and talent research. As a Fellow of the Institute of Chartered Accountants in England and Wales (ICAEW) and a member of the Chartered Alternative Investment Analyst (CAIA) Association, Mr. Ko will bring exceptional financial expertise and strategic insight to the board. Mr. Ko began his career in London, completing his Chartered Accountant qualification while working in auditing. He later joined JP Morgan as an Associate in 2006, where he gained extensive experience in investment banking operations, risk management, and financial strategy. Mr. Ko graduated with a Bachelor of Arts in Economics from the University of Manchester in the United Kingdom in 2000.

Mr. David Wai-Keung Chung has served as our Independent Director following the consummation of the Business Combination. Mr. Chung has served as RMHL’s Independent Director since March 2021. Mr. Chung is a seasoned technologist, entrepreneur, and policymaker with over 30 years of experience. He is a strong advocate for impact investment and has held senior management positions in leading multinational, Hong Kong, and mainland enterprises such as Cyberport, Microsoft, and Jardine Pacific. He has also led the expansion of several technology startups into international markets. Currently, Professor Chung is an Adjunct Professor in the Department of Computer Science at City University and the Founder and Chief Impact Officer of ImpactD Limited. He previously served as the Under Secretary for Innovation and Technology Bureau of the HKSAR for two terms. In recognition of his contributions to the field, he was awarded the Iconic Star - IFTA FinTech and Innovation Award 2021/22 and was named Top CIO of Greater China by CEO/CIO magazine in 2013. Professor Chung is actively involved in various high-level advisory committees in the academic, professional, and community arenas. He has served as a member of the Consumer Council and Expert Group on Cloud Computing Services and Standards. Professor Chung holds a Doctorate in Engineering Management from City University of Hong Kong, an MBA from Open University of Hong Kong, a Postgraduate Diploma in Business Management from Chinese University of Hong Kong, and a Bachelor of Science (Engineering) in Computer Science from Imperial College London.

Mr. Chun Fung Horace Ma has served as our Independent Director following the consummation of the Business Combination. Mr. Ma has served as RMHL’s Independent Director since March 2021. Mr. Ma has over 20 years of experience in senior management, audit, compliance and finance in the technology and consumer sectors. Mr. Ma is currently the chief financial officer of S. Culture Holdings (BVI) Limited, where he joined in 2011 to lead the company to a successful IPO on the Hong Kong Stock Exchange in July 2013. Prior to joining S. Culture Holdings (BVI) Limited, Mr. Ma was the Group Financial Controller of Samvo Strategic Holdings Limited, an online gaming company licensed out of London, England from 2009 to 2010. Prior to Samvo Strategic Holdings Limited, Mr. Ma founded Protiviti Hong Kong, a leading independent risk consulting firm in 2003. Mr. Ma’s core clients focused in technology, telecom and real estate sectors. Mr. Ma started his formal professional training in Arthur Andersen Hong Kong in 1993. He has been a Certified Public Accountant (Practicing) registered with the Hong Kong Institute of Certified Public Accountants since 2003, a fellow member of the Association of Chartered Certified Accountants since 2004, a Certified Internal Auditor registered with the Institute of Internal Auditors since 2005 and holder of Certification of Control Self-Assessment of the Institute of Internal Auditors since 2006. Mr. Ma graduated with a Master of Science in Finance (2004) and Bachelor of Business Administration and Professional Accountancy (1993) conferred by The Chinese University of Hong Kong and Bachelor of Laws External Programme (2001) conferred by the University of London.

B.	Compensation

Decisions with respect to the compensation of RMSG’s executive officers, including its named executive officers, will be made by the compensation committee of the Board. The actual compensation of the named executive officers will depend on the judgment of the members of the compensation committee and may differ from that set forth in the following discussion.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate basis.

For the fiscal year ended March 31, 2025, we paid an aggregate of $574,875 to our directors and executive officers to compensate for their services and accrued an aggregate of $25,069 in compensation to our independent directors. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We do not have any equity incentive plan in place as of the date of this annual report.

Our Hong Kong subsidiary, Real Corporation Hong Kong, is required by law to make contributions equal to certain percentage of each employee’s salary for his or her Mandatory Provident Fund Scheme.

C.	Board Practices

Board of Directors

The Board consists of five directors, including three independent directors, namely Mr. Felix Ko, Mr. David Wai-Keung Chung, and Mr. Chun Fung Horace Ma. A director is not required to hold any shares in RMSG to qualify as a director.

Board Committees

The Board has established an audit committee, a compensation committee and a nomination and governance committee, which have the responsibilities and authority necessary to comply with applicable Nasdaq and SEC rules. The audit committee is comprised of Mr. Felix Ko, Mr. David Wai-Keung Chung, and Mr. Chun Fung Horace Ma. The compensation committee is comprised of Mr. Felix Ko, Mr. David Wai-Keung Chung, and Mr. Chun Fung Horace Ma. The nomination and governance committee is comprised of Mr. Felix Ko, Mr. David Wai-Keung Chung, and Mr. Chun Fung Horace Ma. We have adopted a charter for each of these committees that complies with Nasdaq rules. The Board may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Mr. Felix Ko, Mr. David Wai-Keung Chung, and Mr. Chun Fung Horace Ma serve as members of the audit committee of the Company (the “Audit Committee”). Mr. Chun Fung Horace Ma serves as the chair of the Audit Committee. Each of the members of the Audit Committee satisfies all independence requirements under the applicable rules and regulations of the SEC and Nasdaq. Our Board has determined that Mr. Chun Fung Horace Ma possesses  accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC and Nasdaq.

The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. The Audit Committee is generally responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Mr. Chun Fung Horace Ma, Mr. David Wai-Keung Chung and Mr. Felix Ko serve as members of the compensation committee of the Company (the “Compensation Committee”). Mr. Felix Ko serves as the chair of the Compensation Committee. Each of the members of the Compensation Committee satisfies the independence requirements under the applicable rules and regulations of the SEC and Nasdaq.

The Compensation Committee is generally responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our Executive Officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Compensation Committee is generally responsible for, among other things:

●	reviewing and approving annually the corporate goals and objectives applicable to the compensation of the chief executive officer, evaluating the chief executive officer’s performance at least annually, and determining and approving the chief executive officer’s compensation level based on this evaluation;

●	reviewing and approving the compensation of all other Executive Officers;

●	reviewing, approving and recommending incentive compensation plans and equity-based plans to the Board and shareholders of the Company for approval, and administering the Company’s incentive compensation plans and equity-based plans;

●	reviewing, approving and recommending employment agreements and severance arrangements or plans to the Board for approval;

●	reviewing all Director compensation and benefits for service on the Board and Board committees at least once a year, and recommending any changes to the Board as necessary; and

●	overseeing, in conjunction with the Nominating and Corporate Governance Committee, engagement with shareholders and proxy advisory firms on executive compensation matters.

Nominating and Governance Committee

Mr. Chun Fung Horace Ma, Mr. David Wai-Keung Chung and Mr. Felix Ko serve as members of the nominating and governance committee of RMSG (the “Nominating and Governance Committee”). Mr. David Wai-Keung Chung serves as the chair of the Nominating and Governance Committee. Each of the members of the Nominating and Governance Committee satisfies all independence requirements under the applicable rules and regulations of the SEC and Nasdaq.

The Nominating and Governance Committee is generally responsible for identifying and proposing new potential director nominees to the Board for consideration and for reviewing our corporate governance policies. The Nominating and Governance Committee is generally responsible for, among other things:

●	determining the qualifications, qualities, skills, and other expertise required to be a Director, and developing and recommending to the Board the criteria to be considered in selecting director nominees for the Board’s approval;

●	identifying and screening individuals qualified to become members of the Board, and considering any director candidates recommended by the Company’s shareholders pursuant to the procedures described in the Company’s annual report;

●	selecting and approving the director nominees to be submitted to a shareholder vote at the shareholders’ annual meeting, subject to approval by the Board;

●	developing and recommending to the Board a set of corporate governance guidelines applicable to the Company, reviewing these principles at least once a year and recommending any changes to the Board;

●	overseeing the Company’s corporate governance practices and procedures, including identifying best practices, and reviewing and recommending to the Board for approval any changes to the documents, policies and procedures in the Company’s corporate governance framework;

●	reviewing the Board’s committee structure and composition and to make recommendations to the Board annually regarding the appointment of directors to serve as members of each committee and committee chairmen;

●	if a vacancy on the Board and/or any Board committee occurs, identifying and making recommendations to the Board regarding the selection and approval of candidates to fill such vacancy either by election by shareholders or appointment by the Board;

●	developing and overseeing a Company orientation program for new Directors and a continuing education program for current Directors, periodically reviewing these programs and updating them as necessary;

●	reviewing, approving and overseeing any transaction between the Company and any related person on an ongoing basis in accordance with the Company’s related party transaction approval policy;

●	reviewing and discussing with management disclosure of the Company’s corporate governance practices;

●	developing and recommending to the Board for approval an officer succession plan, to review such succession plan periodically with the chief executive officer, developing and evaluating potential candidates for executive positions, and recommending to the Board any changes to and any candidates for succession under the succession plan.

Duties and Functions of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to the Company, the directors must ensure compliance with our Amended and Restated Memorandum and Articles of Association. The Company has the right to seek damages if a duty owed by any of the directors is breached.

Terms of Directors and Officers

RMSG’s officers are appointed by and serve at the discretion of the Board. Each director holds office for the term fixed by the resolution of shareholders or the resolution of directors appointing him until such time as his successor takes office or until the earlier of his or her death, resignation or removal from office by resolution of directors with or without cause or by resolution of shareholders for cause. The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office. A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

Interested Transactions

A director may, subject to any separate requirements for Audit Committee approval under applicable laws or applicable Nasdaq Stock Market Listing Rules, vote on a matter relating to the transaction in which he or she is interested, provided that the interest of any directors in such transaction is disclosed by him or her to all other directors.

D.	Employees

As of March 31, 2025, RMSG had 13 full-time employees, of whom 13, or 100% are based in Hong Kong.

The following table sets forth the number of its employees by function as of March 31, 2025.

Function:
Management	4
Operations	8
Finance	1
HR & Admin	0
Total	13

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares by:

●	each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our current executive officers and directors; and

●	all executive officers and directors of the Company as a group.

The beneficial ownership of Ordinary Shares is based on 9,121,281 ordinary shares issued and outstanding as of July 15, 2025, consisting of 5,071,281 Class A Ordinary Shares and 4,500,000 Class B Ordinary Shares issued, among which 450,000 Class B Ordinary Shares are holdback shares for eighteen months from the closing of Business Combination. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to ten votes.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within sixty (60) days.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all of our ordinary shares beneficially owned by them, subject to applicable community property laws. Any our Ordinary Shares subject to options or warrants exercisable within 60 days of the consummation of this annual report are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner (1)	Number of Shares	Percentage of Shares	Voting Power
Five Percent or Greater Holders:
Kwai Hoi, Ma(2)	4,250,000	44.40%	81.28%
Bloomington DH Holdings Limited(3)	2,970,000	31.03%	59.32%
Edinburgh DH Holdings Limited(4)	1,280,000	13.37%	21.97%
Fantastic Global Venture Limited(5)	700,000	7.31%	1.40%
TKO Investment Limited(6)	900,000	9.40%	1.80%
Nova Pulsar Holdings Limited(7)	1,445,879	15.11%	2.89%

Directors and Executive Officers:
Kwai Hoi, Ma	4,250,000	44.40%	81.28%
Elaine Yee Ling Ho	—	—%	—
Wing-Ho Ngan	—	—%	—%
Felix Ko	—	—%	—%
David Wai-Keung Chung	—	—	—
Chun Fung Horace Ma	20,000	* %	* %
All Directors and Executive Officers as a group (6 individuals)	4,270,000	44.61%	81.32%

* Less than 1%.

(1)	Unless otherwise indicated, the business address of each of the individuals or entities is c/o 695 Town Center Drive, Suite 1200, Costa Mesa, CA 92626.

(2)

Includes (i) 2,970,000 Class B Ordinary Shares owned by Bloomington DH Holdings Limited, a holding company owned and controlled by Kwai Hoi, Ma; and (ii) 1,080,000 Class B Ordinary Shares and 200,000 Class A Ordinary Shares owned by Edinburgh DH Holdings Limited, a holding company owned and controlled by the spouse of Kwai Hoi, Ma. The aforementioned 200,000 Class A Ordinary Shares consists of 100,000 Class A ordinary shares transferred from Nova Pulsar Holdings Limited and 100,000 Class A ordinary shares issued upon the conversion of a 2023 Convertible Note purchased in the 2023 Private Placement.

(3)	Holding company owned and controlled by Kwai Hoi, Ma, who holds voting and/or dispositive power of the shares of the Company.

(4)	Holding company owned and controlled by the spouse of Kwai Hoi, Ma, who holds voting and/or dispositive power of the shares of the Company.

(5)	Holding company owned and controlled by Mr. Ching Yuk, Ma, who holds voting and/or dispositive power of the shares of the Company. The business address of Fantastic Global Venture Limited is 130 Des Voeux Road, Central, Hong Kong.

(6)	Holding company owned and controlled by Ms. Kwai Yun, Ma, who holds voting and/or dispositive power of the shares of the Company. The business address of TKO Investment Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(7)	Holding company owned and controlled by Mr. Wing-Ho, Ngan, who holds voting and/or dispositive power of the shares of the Company. The business address for Nova Pulsar Holdings Limited is c/o Nova Vision Acquisition Corp., 2 Havelock Road, #07-12, Singapore 059763.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees— E. Share Ownership.”

B.	Related Party Transactions, Related Party Balances, and Convertible Promissory Notes with Related Parties

Certain Related Party Transactions of RMSG

The following table summarizes our related party transactions during the periods presented.

	For the Years Ended March 31,
	2025	2024	2023
Borrowings from related parties (a)
Kwai Hoi, Ma	$-	$3,536,592	$976,941
Mui Ko	449,877	1,409,014	-
	$449,877	$4,945,606	$976,941

Repayment of borrowings from related parties
Kwai Hoi, Ma	$615,969	$4,253,628	$1,276
Mui Ko	449,877	409,014	-
	$1,065,846	$4,662,642	$1,276

Payment of operating expenses of behalf of the Company (b)
Kwai Hoi, Ma	$593,263	$791,871	$4,256,995

Payment of deferred offering costs (b)
Kwai Hoi, Ma	$-	$-	$200,000

Payment of SPAC extension fee, as part of deferred offering costs
Nova Pulsar Holdings Limited	$69,763	$-	$-

Purchase of convertible promissory note issued by the Company
TKO Investment Limited	$4,500,000	$-	$-
Fantastic Global Venture Limited	$-	$3,500,000	$-
Edinburgh DH Holdings Limited	$-	$1,000,000	$-

Payment of marketing expenses
True Blue	$-	$451,613	$375,000

Purchase of property and equipment on behalf of the Company (b)
Kwai Hoi, Ma	$-	$12,621	$31,722

Interest expense of convertible promissory notes - related parties
Edinburgh DH Holdings Limited	$19,151	$12,951	$-
Fantastic Global Venture Limited	67,027	4,382	-
	$86,178	$17,333	$-

(a)	The borrowings from related parties were interest free and repayable on demand.
(b)	The payments of operating expenses, deferred offering costs and purchase of property and equipment on behalf of us were subject to repayments to Mr. Kwai Hoi, Ma.

Balances with related parties

As of March 31, 2025 and 2024, the balances due from (to) related parties were as follows:

	As of March 31,
	2025	2024
Due from a related party
Nova Pulsar Holdings Limited	$714,527	$-

Due to related parties
Kwai Hoi, Ma	$37,512	$87,456
Edinburgh DH Holdings Limited	-	12,951
Fantastic Global Venture Limited	-	4,382
	$37,512	$104,789

Convertible promissory notes with related parties

On October 4, 2023, we issued convertible promissory notes in an aggregate principal amount of $4,500,000 to two related parties, Edinburgh DH Holdings Limited and Fantastic Global Venture Limited with simple interest on the outstanding principal amount at 3% per annum and maturity on September 30, 2024. Pursuant to the extension to convertible promissory notes agreement dated July 12, 2024, the due date of the convertible promissory notes was extended to July 31, 2025.

On June 28, 2024, we issued convertible promissory note of $4,500,000 to a related party. TKO Investments Limited. The convertible promissory notes were non-interest bearing with maturity on July 31, 2025.

On November 19, 2024, in connection with the consummation of the Business Combination, the Company issued an aggregate 1,900,000 Class A Ordinary Shares to convert all the convertible promissory notes payable with the conversion prices ranging from $5 to $10 per share.

Upon the closing of the Business Combination, RMSG entered into employment agreements with each of its executive officers. RMSG also entered into director agreements with each of its directors and indemnification agreements with each of its directors and executive officers.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B.	Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares and warrants are listed on the Nasdaq Capital Market under the symbols “RMSG” and “RMSGW,” respectively.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares and warrants are listed on the Nasdaq Capital Market under the symbols “RMSG” and “RMSGW,” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

As of the date of this Report, we are authorized to issue 488,000,000 Class A Ordinary Shares of par value of $0.0001 each, and 12,000,000 Class B Ordinary Shares of par value of $0.0001 each. As of November 19, 2024, there were 8,871,281 ordinary shares outstanding. There were also 6,546,254 warrants outstanding, each exercisable to purchase one-half of one ordinary share at a price of $11.50 per full share.

B.	Memorandum and Articles of Association

We are a Cayman Islands company incorporated under the laws of the Cayman Islands and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

General. The Company’s authorized share capital is US$50,000 divided into 488,000,000 Class A Ordinary Shares of par value of $0.0001 each, and 12,000,000 Class B Ordinary Shares of par value of $0.0001 each. All of the Company’s issued and outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. The Company shall not issue shares or warrants to bearer. The Company’s shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends. The holders of the Company’s Ordinary Shares are entitled to such dividends as may be declared by its the Company’s board of directors subject to the Company’s Amended and Restated Memorandum and Articles of Association and the Companies Act. In addition, such to any rights and restrictions for the time being attached to any shares, the Company’s shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by its directors. The Company’s Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of any funds of the Company lawfully available for distribution. Subject to the requirements of the Companies Act and the Company’s Amended and Restated Memorandum and Articles regarding the application of a company’s share premium account, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie. Unless provided by the rights attached to a share, no dividend shall bear interest. No dividend may be declared and paid unless the Company’s directors determine that, immediately after the payment, the Company will be able to pay its debts as they become due in the ordinary course of business and the Company has funds lawfully available for such purpose.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each Company Class A Ordinary Share is entitled to one vote and each Company Class B Ordinary Share is entitled to ten votes. Subject to any rights or restrictions as to voting attached to any shares, unless otherwise required under the Companies Act or by the Company’s Amended and Restated Memorandum and Articles of Association, holders of the Company’s Class A Ordinary Share and the Company’s Class B Ordinary Share shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders of the Company. On a show of hands every shareholder of the Company who is present in person and every person representing a shareholder of the Company by proxy shall have one vote per Ordinary Share, an individual who represents two or more shareholders of the Company, including a shareholder of the Company in that individual’s own right, that individual shall be entitled to a separate vote for each shareholder of the Company. On a poll, every shareholder shall have one vote for each Class A Ordinary Share and ten votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder. In addition, unless the shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all shareholders of the Company holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either in person or by proxy.

General Meetings. As a Cayman Islands exempted company, the Company is not obligated by the Companies Act to call shareholders’ annual general meetings; accordingly, the Company may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by the board of directors of the Company. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The chairperson or a majority of directors of the Company (acting by a resolution of the Company’s board of directors) may convene general meetings whenever they think fit. General meetings of the Company shall also be convened on the written requisition of one or more of the shareholders of the Company entitled to attend and vote at the general meetings of the Company who (together) hold at least ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the Company’s Amended and Restated Memorandum and Articles of Association, specifying the purpose of the meeting and signed by or on behalf of each of the shareholders of the Company making the requisition. If the directors of the Company do not convene such meeting within 21 calendar days’ from the date of deposit of the written requisition, those shareholders of the Company who requested the meeting or any of them representing more than one-half of the total voting rights of all of them, may convene the general meeting themselves within three months after the end of such period of 21 calendar days in which case reasonable expenses incurred by them as a result of the directors of the Company failing to convene a meeting shall be reimbursed by us.

At least 7 calendar days’ notice of a general meeting shall be given to shareholders of the Company entitled to attend and vote at such meeting. The notice shall specify the place, the date and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors of the Company.

Subject to the Companies Act and with the consent of the shareholders of the Company who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of (a) if the Company has only one shareholder: that shareholder; (b) if the Company has more than one shareholder, then (i) subject to requirement (ii) set forth below, two or more shareholders holding Class B Ordinary Share carrying the right to vote at such general meeting; or (ii) for so long as the Company’s shares are listed on a designated stock exchange, one or more shareholders of the Company holding shares that represent not less than one-third of the outstanding shares of the Company carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days hence or to such other time or place as is determined by the directors of the Company. If a quorum is not present within fifteen minutes of the time appointed for the adjourned meeting, then the shareholders of the Company present in person or by proxy shall constitute a quorum.

The chairman at such meeting of the Company may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven calendar days or more, notice of the adjourned meeting shall be given in accordance with the Company’s Amended and Restated Memorandum and Articles of Association.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not at least ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman of the meeting directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Transfer of Ordinary Shares. Subject to the restrictions in the Company’s Amended and Restated Memorandum and Articles of Association as set out below, any of Company’s shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by Company’s board of directors. The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into the register of members of the Company in respect of the relevant shares of the Company.

The Company’s board of directors may, in its absolute discretion, decline to register any transfer of any shares of the Company which is not fully paid up or on which the Company has a lien. The Company’s board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with the Company, accompanied by the certificate for the shares of the Company to which it relates and such other evidence as Company’s board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares of the Company;

●	the instrument of transfer is properly stamped, if required;

●	the Ordinary Share transferred is fully paid and free of any lien in favor of the Company; and

●	any fee related to the transfer has been paid to the Company; and

●	the transfer is not more than four joint holders.

If the Company’s board of directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the Company’s register of members closed at such times and for such periods as the Company’s board of directors may, in their absolute discretion, from time to time determine. The registration of transfers, however, shall not be suspended, and the Company’s register of members may not be closed, for more than 30 calendar days in any year.

Liquidation. If the Company is wound up, the Company’s shareholders may, subject to the Company’s Amended and Restated Memorandum and Articles of Association and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

●	to divide in specie among the shareholders of the Company the whole or any part of the Company’s assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Company’s shareholders or different classes of the Company’s shareholders; and/or

●	to vest the whole or any part of the assets in trustees for the benefit of the Company’s shareholders and those liable to contribute to the winding up.

Redemption, Repurchase and Surrender of Ordinary Shares. Subject to the Companies Act and any rights for the time being conferred on the Company’s shareholders holding a particular class of shares, the Company may by action of the Company’s directors:

●	issue shares that are to be redeemed or liable to be redeemed, at the Company’s option or the Company’s shareholder holding those redeemable shares, on the terms and in the manner the Company’s directors determine before the issue of those shares;

●	with the consent by special resolution of the Company’s shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at the Company’s option on the terms and in the manner which the Company’s directors determine at the time of such variation; and

●	purchase all or any of the Company’s own shares of any class including any redeemable shares on the terms and in the manner which the Company’s directors determine at the time of such purchase.

The Company may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of any combination of capital, the Company’s profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the Company’s directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Variations of Rights of Shares. Whenever the Company’s capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a special resolution passed by a majority of not less than two-thirds of the holders of shares of the class voting in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder of the Company holding the Company’s shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

For the purposes of a separate class meeting, the directors may treat two or more or all the classes of Shares as forming one class of Shares if the directors consider that such classes of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

Inspection of Books and Records. Holders of the Company’s Ordinary Shares have no general right under Cayman Islands law to inspect or obtain copies of the Company’s register of members or its corporate records. However, the Company will provide its shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. The Company’s Amended and Restated Memorandum and Articles of Association authorize its board of directors to issue additional ordinary shares from time to time as its board of directors shall determine, to the extent of available authorized but unissued shares.

Anti-Takeover Provisions. Some provisions of the Company’s Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of the Company or management that shareholders may consider favorable, including provisions that authorize the Company’s board of directors to issue further Class A Ordinary Shares without any further vote or action by its shareholders.

C.	Material Contracts

D.	Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

E.	Taxation

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporation tax.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands. Under the laws of the Cayman Islands, no stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands).

Hong Kong Taxation

Real Corporation HK is incorporated in Hong Kong and was subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the years of assessment of 2024/2025, 2023/2024 and 2022/2023. Hong Kong profits tax rates for corporations are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, Real Corporation HK is not taxed on their foreign-sourced income. In addition, payments of dividends from Real Corporation HK to us is not subject to any withholding tax in Hong Kong.

Certain United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our ordinary shares. This summary applies only to U.S. Holders that hold our ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this annual report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ordinary shares through such entities.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non -U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including NYSE American. It is unclear whether dividends that we pay on our ordinary shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States -PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ordinary shares. Dividends received on our ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long term if the ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on our current composition of assets, subsidiaries and market capitalization (which will fluctuate from time to time), we do not expect to be or become a PFIC for U.S. federal income tax purposes. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ordinary shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, and unless the U.S. Holder makes a mark -to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition of ordinary shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our ordinary shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our ordinary shares.

Non-U.S. Holders

Cash dividends paid or deemed paid to a Non-U.S. Holder with respect to the ordinary shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of the ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

The preceding discussion of U.S. federal tax considerations is for general information purposes only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of purchasing, holding and disposing of our ordinary shares, including the consequences of any proposed change in applicable laws.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

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

I.	Subsidiary Information

Not applicable.

J.	Subsidiary Information

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

Not required

ITEM 16B. CODE OF ETHICS

Not required

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm of the Company following the Business Combination, and RMHL since before the Business Combination. We did not pay any other fees to Marcum Asia during the periods indicated below.

	Year Ended March 31,
Services	2025	2024
	US$	US$
Audit Fees(1)	295,253	295,202

Note:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the independent registered public accounting firms for the audit of the annual financial statements and the review of the interim financial information, included in our Form 20-F, registration statements and other required filings with the SEC. We did not pay Marcum Asia for any other audit-related and tax fees in each of the fiscal years listed.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None

ITEM 16G. CORPORATE GOVERNANCE

Not required.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable

ITEM 16K. CYBERSECURITY

Although we are unable to eliminate all risks associated with cybersecurity threats and we cannot provide full assurance that our cybersecurity risk management processes will be fully complied with or effective, we have adopted policies and procedures that are designed to facilitate the identification, assessment, and management of those risks, including any such risks that have the potential to be material.

Risk management and strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program is aligned to the Company’s business strategy and shares common methodologies, reporting channels and governance processes that apply to other areas of enterprise risk, including legal, compliance, strategic, operational, and financial risk. Key elements of our cybersecurity risk management program include:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise information technology environment;
●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
●	training and awareness programs for team members that include periodic and ongoing assessments to drive adoption and awareness of cybersecurity processes and controls;
●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and a third-party risk management process for service providers, suppliers, and vendors.

As of the date of this Report, the Company has not experienced any material cybersecurity incidents, and expenses incurred from cybersecurity incidents were immaterial.

Governance

As part of our overall enterprise risk management program, we prioritize the identification and management of cybersecurity risk at several levels. Our Board of Directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the Audit Committee, which is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents.

Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements Real Messenger Corporation are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated March 27, 2023 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on March 28, 2023).
2.2	Joinder Agreement to the Merger Agreement, dated as of June 29, 2023 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on June 30, 2023)
2.3	Amendment No. 1 to the Merger Agreement, dated as of August 15, 2023 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on August 17, 2023)
2.4	Amendment No. 2 to the Merger Agreement, dated as of October 27, 2023 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on October 30, 2023)
2.5	Amendment No. 3 to the Merger Agreement, dated as of March 7, 2024 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on March 8, 2024)
2.6	Amendment No. 4 to the Merger Agreement, dated as of May 29, 2024 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on May 29, 2024)
2.7	Amendment No. 5 to the Merger Agreement, dated as of July 17, 2024 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on July 18, 2024)
2.8	Amendment No. 6 to the Merger Agreement, dated as of August 13, 2024 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on August 13, 2024)
2.9*	Description of Securities registered under Section 12 of the Exchange Act
3.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Annual Report on Form 20-F (File No. 001-42413), filed with the SEC on November 25, 2024).
8.1*	List of Principal Subsidiaries
10.1*	Consulting Agreement with Nova Vision Capital Limited dated January 14, 2025
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

REAL MESSENGER CORPORATION

July 30, 2025	By:	/s/ Kwai Hoi Ma
	Name:	Kwai Hoi Ma
	Title:	Chief Executive Officer and Chairman of the Board of Directors

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Real Messenger Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Real Messenger Corporation (the “Company”) as of March 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, shareholders’ equity (deficit) and cash flows for each of the three years in the period ended March 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3, the Company has a significant accumulated deficit, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022. (Such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022)

New York, New York

July 30, 2025

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

REAL MESSENGER CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar (“US$”), except for the number of shares)

	As of March 31,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	$2,575,225	$597,160
Prepaid expenses and other current assets	502,528	649,080
Due from a related party	714,527	-
Deferred offering costs	-	376,081
Total current assets	3,792,280	1,622,321

Non-current assets
Property and equipment, net	30,078	45,670
Right-of-use assets, net	228,439	-
Total non-current assets	258,517	45,670

TOTAL ASSETS	$4,050,797	$1,667,991

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Due to related parties - current	$37,512	$87,456
Accrued expenses and other liabilities - current	76,213	214,746
Operating lease liabilities - current	78,734	-
Total current liabilities	192,459	302,202

Non-current liabilities
Convertible promissory notes payable	-	5,000,000
Due to related parties – non-current	-	17,333
Accrued expenses and other liabilities – non-current	-	5,095
Operating lease liabilities – non-current	156,551	-
Total non-current liabilities	156,551	5,022,428

TOTAL LIABILITIES	349,010	5,324,630

Commitments and contingencies

Shareholders’ equity (deficit)
Class A Ordinary Share (par value $0.0001 per share, 488,000,000 shares authorized; 4,821,281 and nil shares issued and outstanding as of March 31, 2025 and 2024, respectively)*	482	-
Class B Ordinary Share (par value $0.0001 per share, 12,000,000 shares authorized; 4,500,000 shares issued, and 4,050,000 shares outstanding (excluding 450,000 holdback shares subject to surrender and forfeiture) as of March 31, 2025 and 4,500,000 shares issued and outstanding as of March 31, 2024, respectively*	405	450
Additional paid-in capital	23,796,923	13,038,677
Accumulated deficit	(20,122,627)	(16,746,217)
Accumulated other comprehensive income	26,604	50,451
Total shareholders’ equity (deficit)	3,701,787	(3,656,639)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	$4,050,797	$1,667,991

*	The numbers of shares are presented on a retroactive basis to reflect the reverse recapitalization as described in Note 4.

The accompanying notes are an integral part of the consolidated financial statements.

REAL MESSENGER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollar (“US$”), except for the number of shares)

	For the Years Ended March 31,
	2025	2024	2023
Revenues	$-	$-	$-

Operating expenses
Sales and marketing expenses	(716,264)	(1,771,614)	(2,051,550)
General and administrative expenses	(1,838,740)	(1,657,879)	(1,315,509)
Research and development expenses	(832,565)	(1,459,828)	(929,916)
Total operating expenses	(3,387,569)	(4,889,321)	(4,296,975)

Loss from operations	(3,387,569)	(4,889,321)	(4,296,975)

Other income (expense)
Other income, net	24,644	-	33,678
Interest income	82,268	12,743	66
Interest expense	(95,753)	(22,428)	-
Total other income (expense), net	11,159	(9,685)	33,744

Loss before income taxes	(3,376,410)	(4,899,006)	(4,263,231)

Income tax expense	-	-	-

Net loss	$(3,376,410)	$(4,899,006)	$(4,263,231)

Other comprehensive (loss) income
Foreign currency translation adjustment	(23,847)	1,111	18,750
Comprehensive loss	$(3,400,257)	$(4,897,895)	$(4,244,481)

Weighted average number of ordinary shares outstanding*
Basic and diluted	6,080,847 #	4,500,000	4,500,000

Loss per share*
Basic and diluted	$(0.54)	$(1.09)	$(0.95)

*	Retroactively restated to reflect the reverse recapitalization as described in Note 4.
#	Excluding 450,000 holdback shares subject to surrender and forfeiture.

The accompanying notes are an integral part of the consolidated financial statements.

REAL MESSENGER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Expressed in U.S. dollar (“US$”), except for the number of shares)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Shareholders’ Equity
	Shares*	Amount	Shares*	Amount	Capital	Deficit	Income	(Deficit)
Balance as of April 1, 2022	-	$-	4,500,000	$450	$127,820	$(7,583,980)	$30,590	$(7,425,120)
Waive of liabilities due to related parties	-	-	-	-	12,910,857	-	-	12,910,857
Net loss	-	-	-	-	-	(4,263,231)	-	(4,263,231)
Foreign currency translation adjustments	-	-	-	-	-	-	18,750	18,750
Balance as of March 31, 2023	-	$-	4,500,000	$450	$13,038,677	$(11,847,211)	$49,340	$1,241,256
Net loss	-	-	-	-	-	(4,899,006)	-	(4,899,006)
Foreign currency translation adjustments	-	-	-	-	-	-	1,111	1,111
Balance as of March 31, 2024	-	$-	4,500,000	$450	$13,038,677	$(16,746,217)	$50,451	$(3,656,639)
Reverse recapitalization	2,921,281	292	(450,000)	(45)	99,977	-	-	100,224
Issuance of ordinary shares for conversion of convertible promissory notes payable	1,900,000	190	-	-	11,999,810	-	-	12,000,000
Capitalization of deferred offering costs	-	-	-	-	(1,341,541)	-	-	(1,341,541)
Net loss	-	-	-	-	-	(3,376,410)	-	(3,376,410)
Foreign currency translation adjustments	-	-	-	-	-	-	(23,847)	(23,847)
Balance as of March 31, 2025	4,821,281	$482	4,050,000	$405	$23,796,923	$(20,122,627)	$26,604	$3,701,787

*	The numbers of shares are presented on a retroactive basis to reflect the reverse recapitalization as described in Note 4.

The accompanying notes are an integral part of the consolidated financial statements.

REAL MESSENGER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended March 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,376,410)	$(4,899,006)	$(4,263,231)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	15,835	15,707	11,019
Interest expense on convertible promissory notes	95,753	22,428	-
Amortization of right-of-use assets	7,554	-	58,258
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(498,211)	68,353	(1,086,101)
Accrued expenses and other liabilities	(153,203)	37,353	277,619
Amount due to related parties	(103,511)	-	-
Operating lease liabilities	(708)	-	(59,166)
Net cash used in operating activities	(4,012,901)	(4,755,165)	(5,061,602)

CASH FLOWS FROM INVESTING ACTIVITIES:
Promissory notes borrowed to a related party	(69,764)	-	-
Purchase of property and equipment	-	(12,621)	(31,722)
Net cash used in investing activities	(69,764)	(12,621)	(31,722)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash from reverse merger	100,224	-	-
Borrowings from related parties	449,877	5,750,098	5,465,658
Advance from a director	593,263	-	-
Repayments of borrowings from related parties	(1,065,846)	(4,662,642)	(1,276)
Proceeds from convertible promissory notes payable	7,000,000	4,000,000	-
Payment of offering costs	(965,460)	-	(200,000)
Net cash provided by financing activities	6,112,058	5,087,456	5,264,382

Effect of exchange rate changes on cash and cash equivalents	(51,328)	1,340	600

Net increase in cash and cash equivalents	1,978,065	321,010	171,658
Cash and cash equivalents at beginning of year	597,160	276,150	104,492
Cash and cash equivalents at end of year	$2,575,225	$597,160	$276,150

Supplementary cash flow information
Cash paid for income taxes	$-	$-	$-
Cash paid for interest	$-	$22,428	$-
Cash received for interest	$82,268	$12,743	$66

Supplemental disclosure of non-cash investing and financing activities
Related party borrowing in exchange for convertible promissory notes	$4,500,000	$1,000,000	$-
ROU assets obtained in exchange for new operating lease liabilities	$235,994	$-	$-
Reclassification of other receivable to due from a related party	$644,763	$-	$-
Waive of liabilities due to related parties	$-	$-	$12,910,857

The accompanying notes are an integral part of the consolidated financial statements.

REAL MESSENGER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for the number of shares)

1. ORGANIZATION AND BUSINESS DESCRIPTION

Real Messenger Corporation (the “Company”) was incorporated in the Cayman Islands on June 27, 2023 as an exempted company with limited liability for the purpose of effecting the business combination with Nova Vision Acquisition Corp. (“Nova SPAC”) (the “Business Combination”). Nova SPAC was a blank check company incorporated on March 18, 2021 under the laws of the British Virgin Islands for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar Business Combination and to serve as the publicly traded parent company of Real Messenger Holdings Limited (“Real Messenger”) following the Business Combination. The Business Combination was completed on November 19, 2024.

Real Messenger was incorporated on September 13, 2021 under the laws of the Cayman Islands (“Cayman”) as an exempted company with limited liability.

Real Messenger owns 100% of the equity interests of Real Messenger Inc. (“Real USA”), which is a limited liability company incorporated in accordance with the laws and regulations of the State of Delaware of the United States on September 24, 2021.

Real USA owns 100% of the equity interests in Real Corporation Limited (Hong Kong) (“Real Corporation HK”), which is a limited liability company incorporated in accordance with the laws and regulations of Hong Kong on April 9, 2015. Real Corporation HK owns 100% of the equity interests in Hohojo.com Limited (“Hohojo”), which is a limited liability company incorporated in accordance with the laws and regulations of Hong Kong on March 18, 2008.

The Company and its subsidiaries operate an online marketplace that directly connects real estate agents with home buyers and sellers, through its social network application namely “Real”. Currently the Company does not charge fees from real estate agents and has not generated revenues to date.

The Company and its subsidiaries are hereinafter referred to as (the “Company”).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including but not limited to valuation allowance on deferred tax assets, grant-date fair value of share-based compensation and other provisions and contingencies.

Cash

Cash primarily consists of bank deposits, as well as highly liquid investments, with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains most of the bank accounts in Hong Kong. Each bank account in Hong Kong is insured by the government authority with the maximum limit of HK$ 800,000 (equivalent to approximately $102,800).

Deferred offering costs

In the event of offering of equity securities, incremental costs that otherwise would not have been incurred are deferred and capitalized in the balance sheet as deferred offering costs which will be later deducted against additional paid-in capital upon completion of offering of equity securities.

Operating leases

The Company adopts the Financial Accounting Standard Board (“FASB”) Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) for all periods presented. This standard requires lessees to recognize lease assets (“right-of-use”) and related lease obligations (“lease liabilities”) on the consolidated balance sheet for leases with terms in excess of twelve months. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. Finance leases are included in finance lease ROU assets and finance lease liabilities in the consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease and finance lease ROU assets and liabilities are recognized, based on the present value of lease payments over the lease term discounted using the rate implicit in the lease. In cases where the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term. The Company depreciated the ROU assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the ROU assets or the end of the lease term. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Property and equipment

Property and equipment primarily consist of office equipment, which is stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The estimated useful life of office equipment is five years.

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of operations and other comprehensive loss in other income or expenses.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the fiscal years ended March 31, 2025, 2024, and 2023.

Revenue recognition

The Company did not generate revenue for the fiscal years ended March 31, 2025, 2024, and 2023. The Company’s revenue is expected to be primarily derived from subscription fees charged from real estate agents and advertising service fees from users which post advertisements on the Company’s application.

Research and development expenses

Research and development expenses consist primarily of salary and welfare for research and development personnel, software expenses and other expenses associated with research and development activities. Cost incurred for the internally developed platform and application during the planning and designing stage are expensed when incurred and are included in the research and development expenses. Costs incurred in the phase subsequent to establishing technological feasibility of such software and application are capitalized.

For the years ended March 31, 2025, 2024, and 2023, no costs were qualified for capitalization. Research and development expenses were $832,565, $1,459,828 and $929,916 were recorded, respectively.

Share-based compensation

The Company accounts for share-based awards issued to employees in accordance with ASC Topic 718 Compensation – Stock Compensation. Share-based awards granted are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the straight-line method over the requisite service period. For awards with performance conditions, the Company recognizes compensation cost if it is probable that the performance condition will be met. Forfeitures are recognized when they occur.

Employee benefits

All salaried employees of the Company in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Company makes regular contributions of 5% of the employee’s relevant income to the MPF scheme, subject to a maximum of $191 per month. Contributions to the plan vest immediately. The Company recorded MPF expense of $58,639, $56,741 and $57,233 for the fiscal years ended March 31, 2025, 2024, and 2023, respectively.

Income taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, “Income Taxes” (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their audited consolidated financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the audited consolidated financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2025 and 2024. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company’s tax provision is zero for the fiscal years ended March 31, 2025, 2024 and 2023.

Loss per share

In accordance with ASC 260, Earnings Per Share, basic net earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss) is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s holdback shares are participating securities because they are entitled to non-forfeitable dividends.

Basic loss per ordinary share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per share is computed by dividing net loss by the sum of the weighted average number of ordinary share outstanding and of potential dilutive securities (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted loss per share.

Foreign currency translation

The Company’s reporting currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income and expense accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income (loss).

The functional currency is U.S. dollar for the Company’s US entities and Hong Kong dollar for all other entities, which represents the primary currency of the economic environment in which the entity operates. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with the ASC Topic 830, “Foreign Currency Matters”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income (loss) within the consolidated statements of changes in shareholders’ equity.

Translations of amounts in the consolidated balance sheets, consolidated statements of operations and comprehensive loss, and consolidated statements of cash flows from HK$ into US$ as of and for the years presented are adopted the following exchange rates in preparing the consolidated financial statements:

	As of March 31,
	2025	2024	2023
Year-end spot rate	7.7799	7.8259	7.8499

	For the years ended March 31,
	2025	2024	2023
Average rate	7.7930	7.8246	7.8389

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value.

As of March 31, 2025 and 2024, financial instruments of the Company comprised primarily current assets and current liabilities including cash, other current assets, due to related parties, convertible promissory notes and accrued expenses and other liabilities, which approximate their fair values because of the short-term nature of these instruments.

Segment reporting

ASC Topic 280, “Segment Reporting” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major users in consolidated financial statements for details on the Company’s business segments.

In accordance with Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280), “Improvements to Reportable Segment Disclosures”, the Company considered whether additional disclosures were required, including significant segment expenses and measures used by the CODM. However, the CODM evaluates the Company’s performance based solely on consolidated financial results, and no additional measures or expense categories are used for internal decision-making.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), the Chief Executive Officer of the Company for making decisions, allocating resources and assessing performance. Consequently, the Company has determined that it has only one reportable operating segment.

Related parties

The Company follows ASC 850-10, “Related Party Disclosures” for the identification of related parties and disclosure of related party transactions.

Pursuant to ASC 850-10-20 the related parties include a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of ASC 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

Commitments and contingencies

The Company follows ASC 450-20, “Contingencies” to report accounting for contingencies. Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Recently adopted accounting standard

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023 (fiscal 2025 for the Company). The Company adopted this standard effective April 1, 2024 retrospectively for all periods presented.

Recently issued accounting standards not yet adopted

In December 2023, the FASB issued ASU 2023-09, Improvements to Tax Disclosures (Topic 740), to enhance the disclosures related to income taxes, including the rate reconciliation and information on income taxes paid. This ASU is effective for fiscal years beginning after December 15, 2024 (fiscal 2026 for the Company), with early adoption permitted. The Company is assessing the impact of this ASU, and upon adoption, may be required to include certain additional disclosures in the effective income tax rate reconciliation in the footnotes to the Consolidated Financial Statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

3. GOING CONCERN UNCERTAINTIES

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company suffered from continuous losses from operations since its inception and reported its accumulated deficit of $20.1 million as of March 31, 2025. For the year ended March 31, 2025, the Company still did not generate any revenues from the launch of its online platform.

The Company’s ability to continue as a going concern is dependent upon its ability to successfully execute its business plans including, generating revenue, controlling operating costs and expenses to achieve positive operating cash flows, and securing funding from external sources to support positive financing cash flows. As of March 31, 2025, the Company’s bank balance was $2.6 million, which can fully cover the current liabilities of $0.2 million.

The Company also intends to continue to raise additional capital through private placements of debt and equity securities, but there can be no assurance that these funds will be available on terms acceptable to the Company, or will be sufficient to enable the Company to fully complete its development activities or sustain operations. If the Company is unable to raise sufficient additional funds, it will have to develop and implement a plan to these uncertainties, which includes pursuing strategic financing opportunities, optimizing costs, and accelerating revenue generation through expanded commercial partnerships. If the Company unable to improve profitability, then the Company shall rely on the financial support from its controlling shareholder. The Company believes that these initiatives, if successfully executed, will enable the Company to continue operating and meet its obligations as they become due.

These and other factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that financial statements are issued. These financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

4. BUSINESS COMBINATION AND REVERSE RECAPITALIZATION

On March 27, 2023, Nova SPAC entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company, Real Messenger, RM2 Limited, and an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of the Company (“Merger Sub”).

On November 19, 2024 (“Closing Date”), pursuant to the Merger Agreement, Nova SPAC merged with and into Merger Sub (the “Reincorporation Merger”), with Merger Sub surviving the Reincorporation Merger as a wholly-owned subsidiary of the Company and the outstanding ordinary shares of Nova SPAC being converted into the right to receive the ordinary shares of the Company. Immediately following the Reincorporation Merger, and as part of the same overall transaction as the Reincorporation Merger, Merger Sub merged with and into the Real Messenger (the “Acquisition Merger”, and together with the Reincorporation Merger, the “Mergers”), with the Merger Sub surviving the Acquisition Merger as a wholly-owned subsidiary of the Company and the outstanding ordinary shares being converted into the right to receive the ordinary shares of the Company.

On the Closing Date, upon consummation of the Business Combination, 9,321,281 Ordinary Shares were issued and 8,871,281 Ordinary Shares were outstanding. Such amount includes the issuance of (i) 6,400,000 Ordinary Shares in the Acquisition Merger, including 1,900,000 Class A Ordinary Shares and 4,500,000 Class B Ordinary Shares to the Real Messenger Corporation shareholders, among which, 450,000 Class B Ordinary Shares are holdback shares in escrow for eighteen months from the closing of Business Combination; (ii) 1,833,152 Ordinary Shares to the shareholders of Nova SPAC in connection with the Redomestication Merger; (iii) 537,629 Ordinary Shares to the holders of convertible promissory notes issued by Nova; (iv) 500,000 additional Ordinary Shares to be transferred from the Sponsor to the private placement investors; and (v) 50,500 Ordinary Shares to underwriter in connection with the Redomestication Merger.

Immediately after giving effect to the Business Combination, the Company has 4,821,281 Class A Ordinary Shares issued and outstanding, 4,500,000 and 4,050,000 Class B Ordinary Shares issued and outstanding, respectively, among which, 450,000 Class B Ordinary Shares are holdback shares in escrow for eighteen months, and 6,546,254 warrants issued and outstanding.

The transactions were accounted for as a reverse merger in accordance with the U.S. GAAP because the primary assets of Nova SPAC would be nominal following the close of the Business Combination. Under this method of accounting, Nova SPAC was treated as the “acquired” company for financial reporting purposes and Real Messenger was determined to be the accounting acquirer based on the terms of the Business Combination and other factors including: (i) Real Messenger Corporation shareholders have a majority of the voting power of the combined company, (ii) Real Messenger Corporation comprises all of the ongoing operations of the combined entity, and (iii) Real Messenger Corporation comprises a majority of the governing body of the combined company, and the Company’s senior management comprising the senior management of the combined company. Accordingly, for accounting purposes, this transaction was treated as the equivalent of the Company issuing share for the net assets of Nova SPAC, accompanied by a recapitalization. The net assets of Nova SPAC were recorded at historical carrying amount, with no goodwill or other intangible assets recorded. Operations prior to the reverse recapitalization are those of Real Messenger Corporation.

5. SEGMENT REPORTING

ASC 280 Segment Reporting establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major users in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Company determined that it has only one reportable operating segment, as defined by ASC 280. The following tables present the summary information by segment for the years ended March 31, 2025, 2024 and 2023:

	For the Years Ended March 31,
	2025	2024	2023
Revenues	$-	$-	$-
Sales and marketing expenses	(716,264)	(1,771,614)	(2,051,550)
General and administrative expenses	(1,838,740)	(1,657,879)	(1,315,509)
Research and development expenses	(832,565)	(1,459,828)	(929,916)
Total other income (expense), net	11,159	(9,685)	33,744
Income tax expense	-	-	-
Net loss	$(3,376,410)	$(4,899,006)	$(4,263,231)

The Company’s long-lived assets are all located in Hong Kong.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of March 31, 2025 and 2024, prepaid expenses and other current assets were comprised of the following:

	As of March 31,
	2025	2024
Prepaid insurance expenses(i)	$376,678	$-
Deposit	73,350	-
Other prepayments	52,500	-
Amount due from Sponsor, Nova Pulsar Holdings Limited(ii)	-	644,763
Others	-	4,317
	$502,528	$649,080

(i)	The prepaid insurance expenses represented prepaid directors and officers’ insurance.

(ii)

In July 2022, Real Messenger made a loan of $575,000 to the sponsor of Nova Vision, so as the sponsor deposited such amount into Nova Vision’s trust account in order to extend the time to complete a business combination for a period of three months. The loan was non-interest bearing and was repayable upon the closing of a business combination.

In March 2024, the sponsor of Nova Vision issued a promissory note of $69,763 to Real Messenger, which would be payable promptly after the date on which Nova Vision consummates an initial business combination with the Company. In the event that a business combination does not close on or prior to April 10, 2024, as such deadline was further extended, the promissory note shall be deemed to be terminated and only half of the principal balance of the promissory note will thereafter be due from the sponsor of Nova Vision to the Company. The convertible promissory note was non-interest bearing and Real Messenger have the right to convert into ordinary shares of the Company, in whole or in part.

7. DUE FROM A RELATED PARTY

Immediately after giving effect to the Business Combination, Nova Pulsar Holdings Limited (“Sponsor”) became a shareholder of the Company. In April 2024, the Sponsor issued a promissory note of $69,764 to Real Messenger Corporation. Pursuant to the promissory note, the advances were unsecured, non-interest bearing and Real Messenger Corporation has the right, but no obligation, to convert the advances, in whole or in part, into the ordinary shares of the Company with a conversion price of $10.00 per share. As of March 31, 2025 and 2024, the receivable balance due from Sponsor was $714,527 and nil, respectively.

Subsequently, on June 5, 2025, the Company, through Real Messenger exercised the right to convert all the promissory notes by receiving 316,004 shares of Class A ordinary share of the Company.

8. PROPERTY AND EQUIPMENT, NET

As of March 31, 2025 and 2024, property and equipment, net was comprised of the following:

	As of March 31,
	2025	2024
Office equipment	$110,600	$109,950
Less: accumulated depreciation	(80,522)	(64,280)
	$30,078	$45,670

For the years ended March 31, 2025, 2024 and 2023, the Company recognized depreciation expenses of $15,835, $15,707 and $11,019, respectively.

9. LEASE

Operating lease right-of-use (“ROU”) asset and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU asset represents the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

During the year ended March 31, 2025, the Company entered into a commercial operating lease with an independent third party for the use of an office in Hong Kong. The lease term of this operating lease is 3 years. This operating lease is included in “Right-of-use assets, net” on the consolidated balance sheets and represent the Company’s right to use the underlying assets during the lease term. The Company’s obligation to make lease payments are included in “Operating lease liabilities” on the consolidated balance sheets.

Supplemental balance sheet information related to operating leases was as follows:

As of March 31, 2025
Operating lease:
Right-of-use asset, net	$228,439

Operating lease liabilities:
Current operating lease liabilities	$78,734
Non-current operating lease liabilities	156,551

$235,285

For the years ended March 31, 2025, 2024, and 2023, the Company’s total cash outflow for leases were $132,374, $147,970, and $122,276, respectively.

Operating lease expense for the years ended March 31, 2025, 2024 and 2023 were $8,835, nil and $41,227, respectively. Short term lease expenses for the years ended March 31, 2025, 2024 and 2023 were $128,045, $147,970 and $81,049, respectively.

Other supplemental information about the Company’s operating lease as of March 31, 2025 are as follow:

Weighted average discount rate	5.25%
Weighted average remaining lease term (years)	2.83

The following table summarizes the future minimum lease payments due under the Company’s operating leases in the next five years:

Year ending March 31,
2026	$87,378
2027	87,378
2028	78,277
Total minimum finance lease liabilities payment	253,033
Less: imputed interest	(17,748)

Future minimum lease liabilities	$235,285

10. CONVERTIBLE PROMISSORY NOTES PAYABLE

	As of March 31,
	2025	2024
Edinburgh DH Holdings Limited	$-	$1,000,000
Fantastic Global Venture Limited	-	3,500,000
Mercatus Group LLC	-	500,000
	$-	$5,000,000

On October 4, 2023, the Company issued convertible promissory notes in an aggregate principal amount of $5,000,000 to three investors, Edinburgh DH Holdings Limited, Fantastic Global Venture Limited, and Mercatus Group LLC, which bore annual interest at 3% per annum on the outstanding principal amount and became mature on September 30, 2024. Pursuant to the extension to convertible promissory notes agreement dated July 12, 2024, the due date of the convertible promissory notes was extended to July 31, 2025.

On June 28, 2024 and July 9, 2024, the Company issued convertible promissory notes of $4,500,000 and $2,500,000 to TKO Investments Limited and Compass AI Venture Incorporation, respectively. These convertible promissory notes are non-interest bearing and will mature on July 31, 2025.

On November 19, 2024, in connection with the consummation of the Business Combination, the Company issued an aggregate 1,900,000 Class A Ordinary Shares to convert all the convertible promissory notes payable with the conversion prices ranging from $5 to $10 per share.

For the years ended March 31, 2025 and 2024, interest expense on convertible promissory notes were $95,753 and $22,428, respectively.

11. SHAREHOLDERS’ EQUITY (DEFICIT)

Ordinary Shares

The Company’s authorized share capital is 500,000,000 ordinary shares consisting of (i) 488,000,000 Class A Ordinary Shares with a par value of $0.0001 per share and (ii) 12,000,000 Class B Ordinary Shares with a par value of $0.0001 per share.

On the Closing Date, pursuant to the Business Combination (see Note 4), the following share transactions were completed:

●	2,921,281 and 4,500,000 Class A Ordinary Shares and Class B Ordinary Shares, respectively were issued, among which 450,000 Class B Ordinary Shares are holdback shares in escrow for eighteen months from the Closing Date; and

●	1,900,000 Class A Ordinary Shares were issued to convert all the convertible promissory notes payable with the conversion prices ranging from $5 to $10 per share.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A Ordinary Shares will be entitled to one (1) vote and each Class B Ordinary Shares will be entitled to ten (10) votes. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis.

As of March 31, 2025 and 2024, 4,821,281 and nil shares of Class A Ordinary Shares were issued and outstanding, respectively.

As of March 31, 2025, 4,500,000 and 4,050,000 Class B Ordinary Shares were issued and outstanding, respectively, among which 450,000 issued ordinary shares are holdback shares in escrow. As of March 31, 2024, 4,500,000 Class B Ordinary Shares were issued and outstanding.

The numbers of shares are presented on a retroactive basis to reflect the reverse recapitalization as described in Note 4.

Warrants

Each public warrant entitles the holder thereof to purchase one-half of one ordinary share at a price of $11.50 per share, subject to adjustment as discussed herein. The warrants become exercisable after the closing of the Business Combination and will expire five years after the closing of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Once the warrants become exercisable, the Company may call the warrants for redemption (excluding the private warrants), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the public warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each public warrant holder,

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $16.5 per share, for any 20 trading days within a 30 trading day period ending on the third trading day prior to the notice of redemption to public warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The private warrants are identical to the public warrants. The private warrants (including the ordinary shares issuable upon exercise of the private warrants) are not transferable, assignable or salable until 30 days after the completion of the Business Combination, subject to certain limited exceptions.

If the Company calls the public warrants for redemption, management will have the option to require all holders that wish to exercise the public warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. The Company assessed the key terms applicable to the public warrants as well as the private warrants and believes the public warrants and private warrants should be classified as equity in accordance with ASC 480 and ASC 815.

As of March 31, 2025, there were 5,750,000 public warrants and 796,254 private warrants issued and outstanding.

12. NET LOSS PER SHARE

The Company applies the two-class method when computing net loss per share attributable to the shareholders when shares are issued that meet the definition of a participating security. The two-class method determines net loss per share for each class of ordinary shares and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires earnings available to the shareholders for the period to be allocated between ordinary share and participating securities based upon their respective rights to receive dividends as if all earnings for the period had been distributed.

The calculation of the basic and diluted net loss per share attributable to the shareholders of the Company is based on the following data (in dollars, except share data):

	For the Years Ended March 31,
	2025	2024	2023
Numerator:
Net loss	$(3,376,410)	$(4,899,006)	$(4,263,231)
Less: Net loss attributable to holdback shares	(88,006)	-	-
Net loss attributable to the Company’s shareholders	$(3,288,404)	$(4,899,006)	$(4,263,231)

Denominator:
Weighted average ordinary shares outstanding – Basic and diluted	6,080,847	4,500,000	4,500,000

Net loss per share – Basic and diluted	$(0.54)	$(1.09)	$(0.95)

For the years ended March 31, 2025, 2024 and 2023, diluted weighted average ordinary shares outstanding were equal to basic weighted average ordinary shares due to the Company’s net loss position. Hence, no ordinary shares equivalents were included in the computation of diluted net loss per share since such inclusion would have been antidilutive. Shares related information for all periods retrospectively reflects the adjustments for Reverse Recapitalization (Note 4). The Company had 450,000 holdback shares outstanding as of and for the year ended March 31, 2025. The holdback shares contain a non-forfeitable right to dividends and hence are considered as participating securities. The two-class method was applied to compute basic earnings per share attributable to ordinary shareholders. 6,546,254 units of public and private warrants were also excluded from the computation of diluted net loss per ordinary share because including them would have had an anti-dilutive effect for the year ended March 31, 2025.

13. INCOME TAXES

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the Company’s Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Company’s Ordinary Shares, as the case may be, nor will gains derived from the disposal of the Company’s Ordinary Shares be subject to Cayman Islands income or corporation tax.

The United States

For the U.S. jurisdiction, Real USA is subject to federal income taxes on its business operations at a statutory rate of 21%. Based on management’s analysis, no recent U.S. tax law changes have had a material impact on the Company’s tax position. The Company will continue to monitor for any future tax legislation that could affect its operations.

As a result of the Tax Act, the Company has evaluated whether it has an additional tax liability from the Global Intangible Low Taxed Income (“GILTI”) inclusion on current earnings and profits of its foreign controlled corporations. The law also provides that corporate taxpayers may benefit from a 50% reduction in the GILTI inclusion, which effectively reduces the tax rate on the foreign income to 10.5%. The GILTI inclusion further provides for a foreign tax credit in connection with the foreign taxes paid. As of March 31, 2025 and 2024, the Company does not have an aggregate positive tested income; and as such the Company did not record a liability for GILTI tax.

Hong Kong

Real Corporation HK and Hohojo are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended March 31, 2025, 2024 and 2023, Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HKD 2 million of assessable profits is 8.25% and assessable profits above HKD 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. Under Hong Kong tax laws, Real Corporation HK and Hohojo are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

For the fiscal years ended March 31, 2025, 2024 and 2023, the components of the loss before income taxes are as follows:

	For the Years Ended March 31,
	2025	2024	2023
Cayman	$(259,757)	$(37,875)	$9,507
Hong Kong subsidiaries	(2,601,792)	(2,723,499)	(1,918,483)
USA subsidiary	(514,861)	(2,137,632)	(2,354,255)
	$(3,376,410)	$(4,899,006)	$(4,263,231)

For the fiscal years ended March 31, 2025, 2024 and 2023, income tax expenses consist of the following:

For the Years Ended March 31,
	2025	2024	2023
Current income expenses	$-	$-	$-
Deferred income tax expenses	-	-	-
	$-	$-	$-

A reconciliation of the difference between the expected income tax expense computed at applicable statutory income tax rates and the Company’s income tax expenses is shown in the following table:

	For the Years Ended March 31,
	2025	2024	2023
Loss before income tax expenses	$(3,376,410)	$(4,899,006)	$(4,263,231)

Income tax computed at statutory income tax rate (a)	(557,108)	(808,336)	$(703,433)
Effect of preferential tax benefits	-	-	158,231
Effect of differences in income tax rates in other jurisdictions	14,019	(93,292)	(107,510)
Effect of prior year true up	(333,234)	-	-
Effect of change in valuation allowance	876,323	901,628	652,712
	$-	$-	$-

(a)	The applicable statutory rate applied is based on the profits tax rates in Hong Kong. Effective for tax years ended on or after March 31, 2018, the applicable tax rate was 8.25% on the first HK $2,000,000 of assessable profits and 16.5% on any assessable profits above that threshold.

Deferred tax assets as of March 31, 2025 and 2024 consist of the following:

	As of March 31,
	2025	2024

Net operating losses carryforwards	$3,569,742	$2,689,073
Excess research and development expenses	85,866	90,212
Less: allowance on deferred tax assets	(3,655,608)	(2,779,285)
	$-	$-

The movement of valuation allowance is as follows:

	As of March 31,
	2025	2024
Balance at beginning of the year	$2,779,285	$1,877,657
Current year addition	876,323	901,628
Balance at end of the year	$3,655,608	$2,779,285

As of March 31, 2025, the Company had net operating losses of $14,647,846 and $5,827,920 arising from subsidiaries incorporated in Hong Kong and the United States, respectively, which will be available to offset future taxable income. As of March 31, 2024, the Company had net operating losses of $12,046,054 and $4,058,527 arising from subsidiaries incorporated Hong Kong and the United States, respectively.

As of March 31, 2025, the net operating losses of $14,647,846 arise from the Hong Kong subsidiaries has no time limit and the net operating losses of $5,827,920 arise from the United States subsidiary are limited to 80% of taxable income and can be utilized indefinitely.

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. As of March 31, 2025 and 2024, due to uncertainties surrounding future utilization on Real USA, Real Corporation HK and Hohojo, the Company accrued full valuation allowance against the deferred tax assets based upon management’s assessment as to their realization.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2025 and 2024, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended March 31, 2025, 2024 and 2023, the Company did not incur any interest and penalties related to any potential underpaid income tax expenses. As of March 31, 2025, the tax years ended March 31, 2019 through March 31,2025 are subject to examination by the HK authorities and the tax year ended December 31, 2022 through December 31, 2024 is subject to examination by the US tax authorities.

14. RELATED PARTIES

1)	Nature of relationships with related parties

Name	Relationship with the Company
Kwai Hoi, Ma	Co-founder, Chief Executive Officer, shareholder and director of the Company
Mui Ko	Spouse of Mr. Kwai Hoi, Ma
Edinburgh DH Holdings Limited	Controlled by Ms. Mui Ko
Fantastic Global Venture Limited	Controlled by immediate family member of Mr. Kwai Hoi, Ma
TKO Investments Limited	Controlled by immediate family member of Mr. Kwai Hoi, Ma
Bloomington DH Holdings Limited	A holding company owned and controlled by Mr. Kwai Hoi, Ma
Nova Pulsar Holdings Limited	A shareholder of the Company
True Blue Entertainment, LLC (“True Blue”)	Controlled by Mr. Fredrik Eklund*

*	Mr. Fredrik Eklund is no longer the Company’s shareholder since April 29, 2024.

2)	Transactions with related parties

	For the Years Ended March 31,
	2025	2024	2023
Borrowings from related parties (a)
Kwai Hoi, Ma	$-	$3,536,592	$976,941
Mui Ko	449,877	1,409,014	-
	$449,877	$4,945,606	$976,941
Repayment of borrowings from related parties
Kwai Hoi, Ma	$615,969	$4,253,628	$1,276
Mui Ko	449,877	409,014	-
	$1,065,846	$4,662,642	$1,276

Payment of operating expenses on behalf of the Company (b)
Kwai Hoi, Ma	$593,263	$791,871	$4,256,995

Payment of deferred offering costs (b)
Kwai Hoi, Ma	$-	$-	$200,000

Payment of SPAC extension fee, as part of deferred offering costs
Nova Pulsar Holdings Limited	$69,763	$-	$-

Purchase of convertible promissory note issued by the Company
TKO Investment Limited	$4,500,000	$-	$-
Fantastic Global Venture Limited	$-	$3,500,000	$-
Edinburgh DH Holdings Limited	$-	$1,000,000	$-

Payment of marketing expenses
True Blue	$-	$451,613	$375,000

Purchase of property and equipment on behalf of the Company (b)
Kwai Hoi, Ma	$-	$12,621	$31,722

Interest expense of convertible promissory notes - related parties
Edinburgh DH Holdings Limited	$19,151	$12,951	$-
Fantastic Global Venture Limited	67,027	4,382	-
	$86,178	$17,333	$-

(a)	The borrowings from related parties were interest free and repayable on demand.
(b)	The payments of operating expenses, deferred offering costs and purchase of property and equipment on behalf of the Company were subject to repayments to Mr. Kwai Hoi, Ma.

3)	Balances with related parties

As of March 31, 2025 and 2024, the balances due from (to) related parties were as follows:

	As of March 31,
	2025	2024
Due from a related party
Nova Pulsar Holdings Limited	$714,527	$-

Due to related parties
Kwai Hoi, Ma	$37,512	$87,456
Edinburgh DH Holdings Limited	-	12,951
Fantastic Global Venture Limited	-	4,382
	$37,512	$104,789

4)	Convertible promissory notes with related parties

On October 4, 2023, the Company issued convertible promissory notes in an aggregate principal amount of $4,500,000 to two related parties, Edinburgh DH Holdings Limited and Fantastic Global Venture Limited with simple interest on the outstanding principal amount at 3% per annum and maturity on September 30, 2024. Pursuant to the extension to convertible promissory notes agreement dated July 12, 2024, the due date of the convertible promissory notes was extended to July 31, 2025.

On June 28, 2024, the Company issued convertible promissory note of $4,500,000 to a related party. TKO Investments Limited. The convertible promissory notes were non-interest bearing with maturity on July 31, 2025.

On November 19, 2024, in connection with the consummation of the Business Combination, the Company issued an aggregate 1,900,000 Class A Ordinary Shares to convert all the convertible promissory notes payable with the conversion prices ranging from $5 to $10 per share.

For the years ended March 31, 2025 and 2024, interest expense on convertible promissory notes were $86,178 and $17,333, respectively.

15. CONCENTRATIONS OF RISKS

The Company is exposed to the following concentrations of risks:

(a)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash. Cash are maintained with high credit quality institutions in Hong Kong. Effective from October 1, 2024, the Hong Kong Deposit Protection Board pays compensation up to a limit of HK$800,000 (equal to $102,800) if the bank in Hong Kong with which an individual/a company hold its eligible deposit fails. As of March 31, 2025, cash balance of $2,575,225 were maintained at financial institutions in Hong Kong, of which approximately $2,460,885 was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

(b)	Economic and political risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

(c)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of HKD converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

16. COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company entered into a commercial operating lease for the use of an office located in Hong Kong with terms ended 2028. The Company’s minimum lease payment commitments under the operating leases as of March 31, 2025 is set forth in the “Note 9 - Leases”.

Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as certain legal proceedings, claims and disputes. The Company records a liability for such loss contingencies when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

17. SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after March 31, 2025, up to the report issuance date.

Subsequently, on June 5, 2025, the Company, through Real Messenger exercised the right to convert certain promissory notes by receiving 316,004 shares of Class A ordinary share of the Company (see Note 7).

On May 7, 2025, the Company filed the S-8 registration statements for the purpose of registering an aggregate of 1,864,260 Class A ordinary shares at a par value of $0.0001 per share, and reserved for issuance pursuant to awards that may be granted under the Real Messenger Corporation 2023 Equity Incentive Plan.

