Form 20-F/A
period 2025-03-31
Real Messenger Corp
filed 2025-08-20
CIK 1983324

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Real Messenger Corporation (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025, originally filed with the U.S. Securities Exchange Commission on July 31, 2025 (the “Original Filing”). The Company is filing this Amendment solely to include the Company’s Clawback Policy as Exhibit 97.1.

The Amendment consists solely of the cover page, this explanatory note, Item 19, the signature page, and the Clawback Policy filed as an exhibit to the Amendment. The Amendment does not affect any other parts of, or any other exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, the Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

ITEM 19. EXHIBITS

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated March 27, 2023 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on March 28, 2023).
2.2	Joinder Agreement to the Merger Agreement, dated as of June 29, 2023 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on June 30, 2023)
2.3	Amendment No. 1 to the Merger Agreement, dated as of August 15, 2023 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on August 17, 2023)
2.4	Amendment No. 2 to the Merger Agreement, dated as of October 27, 2023 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on October 30, 2023)
2.5	Amendment No. 3 to the Merger Agreement, dated as of March 7, 2024 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on March 8, 2024)
2.6	Amendment No. 4 to the Merger Agreement, dated as of May 29, 2024 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on May 29, 2024)
2.7	Amendment No. 5 to the Merger Agreement, dated as of July 17, 2024 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on July 18, 2024)
2.8	Amendment No. 6 to the Merger Agreement, dated as of August 13, 2024 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on August 13, 2024)
2.9	Description of Securities registered under Section 12 of the Exchange Act
3.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Annual Report on Form 20-F (File No. 001-42413), filed with the SEC on November 25, 2024).
8.1**	List of Principal Subsidiaries
10.1**	Consulting Agreement with Nova Vision Capital Limited dated January 14, 2025
12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith

** Previously Filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

REAL MESSENGER CORPORATION

August 19, 2025	By:	/s/ Kwai Hoi Ma
	Name:	Kwai Hoi Ma
	Title:	Chief Executive Officer and Chairman of the Board of Directors