Form 20-F/A
period 2025-03-31
Real Messenger Corp
filed 2026-01-16
CIK 1983324

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

This Amendment No. 2 on Form 20-F/A (the “Amendment”) is being filed by Real Messenger Corporation (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025, originally filed with the U.S. Securities Exchange Commission on July 31, 2025 (the “Original Filing”) and as amended by Amendment No. 1 on Form 20-F/A on August 19, 2025. The Company is filing this Amendment solely to include disclosures in “Part II Item 15. Controls and Procedures” regarding (a) the evaluation of the effectiveness of our disclosure controls and procedures, and (b) the management’s annual report on internal control over financial reporting.

The Amendment consists solely of the cover page, this explanatory note, Item 15, Item 19, and the signature page. The Amendment does not affect any other parts of, or any other exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, the Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

2

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F. Our disclosure controls and procedures are designed to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting at the Company. The Company’s internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm as we are a non-accelerated filer and an “emerging growth company” as defined under the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

3

ITEM 19. EXHIBITS

Exhibit No.	Description
2.1**	Agreement and Plan of Merger dated March 27, 2023 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on March 28, 2023).
2.2**	Joinder Agreement to the Merger Agreement, dated as of June 29, 2023 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on June 30, 2023)
2.3**	Amendment No. 1 to the Merger Agreement, dated as of August 15, 2023 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on August 17, 2023)
2.4**	Amendment No. 2 to the Merger Agreement, dated as of October 27, 2023 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on October 30, 2023)
2.5**	Amendment No. 3 to the Merger Agreement, dated as of March 7, 2024 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on March 8, 2024)
2.6**	Amendment No. 4 to the Merger Agreement, dated as of May 29, 2024 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on May 29, 2024)
2.7**	Amendment No. 5 to the Merger Agreement, dated as of July 17, 2024 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on July 18, 2024)
2.8**	Amendment No. 6 to the Merger Agreement, dated as of August 13, 2024 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on August 13, 2024)
2.9**	Description of Securities registered under Section 12 of the Exchange Act
3.1**	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Annual Report on Form 20-F (File No. 001-42413), filed with the SEC on November 25, 2024).
8.1**	List of Principal Subsidiaries
10.1**	Consulting Agreement with Nova Vision Capital Limited dated January 14, 2025
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1**	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith

** Previously Filed with the Original Filing

4

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

REAL MESSENGER CORPORATION

January 16, 2026	By:	/s/ Kwai Hoi Ma
	Name:	Kwai Hoi Ma
	Title:	Chief Executive Officer and Chairman of the Board of Directors

5