Form 20-F/A
period 2025-03-31
Real Messenger Corp
filed 2026-01-27
CIK 1983324

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 3)

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

This Amendment No. 3 on Form 20-F/A (the “Amendment”) is being filed by Real Messenger Corporation (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025, originally filed with the U.S. Securities Exchange Commission on July 31, 2025 (the “Original Filing”) and as amended by Amendment No. 1 on Form 20-F/A on August 19, 2025 and Amendment No. 2 on Form 20-F/A on January 16, 2026. The Company is filing this Amendment solely to include further disclosures in “Part II Item 15. Controls and Procedures” regarding the evaluation of the effectiveness of our disclosure controls and procedures.

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

Based upon this evaluation, our chief executive officer and our chief financial officer have concluded that, as of March 31, 2025, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

Internal Control over Financial Reporting

In connection with the preparation and external audit of our consolidated financial statements, we identified the following material weaknesses in our internal control over financial reporting as of and for the year ended March 31, 2025.

The material weaknesses identified relate to the following: (1) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address certain accounting issues, and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements; (2) lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP; and (3) lack of sufficient controls designed and implemented in IT environment and IT general control activities, which are mainly associated with areas of logical access management, change management, and cyber security management.

To remediate our identified material weaknesses, we have implemented and plan to implement several measures to strengthen our internal control over financial reporting, including: (i) appointing three independent director nominees who have extensive U.S. public company experience to serve on our board of directors, (ii) establishing appropriate internal audit functions by engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley Act (SOX) compliance requirements and improvement of overall internal controls, (iii) hiring additional qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen our financial reporting function and to establish and maintain an appropriate financial and system control framework, (iv) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (v) review of additional options to strengthen corporate governance.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. KEY INFORMATION — D. Risk Factors — Risks Relating to the Group’s Business and Industry — We have identified material weaknesses in our internal control over financial reporting. These material weaknesses could adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.”

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

REAL MESSENGER CORPORATION

January 27, 2026	By:	/s/ Kwai Hoi Ma
	Name:	Kwai Hoi Ma
	Title:	Chief Executive Officer and Chairman of the Board of Directors

5