Form 20-F
period 2026-03-31
Real Messenger Corp
filed 2026-07-28
CIK 1983324

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 4,755,277 Class A Ordinary Shares, 5,887,680 Class B Ordinary Shares and 6,546,254 warrants.

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

INTRODUCTION

We are a holding company primarily operating in Hong Kong through our holding subsidiaries, Real Messenger Holdings Limited (“RMHL”) and Real Messenger Inc(“Real USA”). Unless otherwise stated or unless the context otherwise requires, the terms “Company,” “the registrant,” “our company,” “the company,” “we,” “us,” “our,” “ours” and “RMSG” refer to Real Messenger Corporation, a Cayman Islands exempted company, and its subsidiaries.

Our consolidated financial statements are presented in U.S. dollars. All references in this annual report to “$,” “U.S. $,” “U.S. dollars” and “dollars” mean U.S. dollars, unless otherwise noted.

We completed a merger with Nova Vision Acquisition Corp., a British Virgin Islands company (“Nova SPAC” or “Nova Vision”), on November 19, 2024 and the Company’s Class A Ordinary Shares and warrants began trading on the Nasdaq Stock Exchange on November 20, 2024. The Company, Nova SPAC, RM2 Limited, a Cayman Islands exempted company and wholly-owned subsidiary of the Company (the “Merger Sub”), and RMHL, entered into a Merger Agreement dated as of March 27, 2023, which was amended as of August 15, 2023, October 27, 2023, March 7, 2024, May 29, 2024, July 17, 2024, and August 13, 2024 (the “Merger Agreement”). The Merger Agreement provided for a business combination which was effected in two steps: (i) Nova SPAC reincorporated to Cayman Islands by merging with and into the Company, with the Company remaining as the surviving publicly traded entity (the “Reincorporation Merger”); and (ii) following the Reincorporation Merger, Merger Sub merged with and into RMHL, resulting in RMHL being a wholly owned subsidiary of the Company (the “Acquisition Merger,” together with Reincorporation Merger, the “Business Combination”).

Further, in this annual report:

●	“$” or “US$” or “U.S. dollars” or “USD” refers to the legal currency of the United States.

●	“Amended and Restated Memorandum and Articles of Association” means the Company’s second amended and restated memorandum and articles of association adopted by special resolutions dated May 5, 2026.

●	“Board” means the board of directors of the Company.

●	“Business Combination” means the Merger contemplated by the Merger Agreement.

●	“Company” means Real Messenger Corporation.

●	“Company’s Class A Ordinary Shares” or “Class A Ordinary Shares” means the Class A Ordinary Shares, $0.0001 par value per share, of Real Messenger Corporation.

●	“Company’s Class B Ordinary Shares” or “Class B Ordinary Shares” means the Class B Ordinary Shares, $0.0001 par value per share, of Real Messenger Corporation.

●	“Closing” means the closing of the Business Combination.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

●	“U.S. GAAP”or “GAAP” means accounting principles generally accepted in the United States of America.

●	“Group” means the Company and its subsidiaries, including RMHL, Real USA, Real Corporation HK, and Hohojo.

●	“Hohojo” means HOHOJO.com Limited, a Hong Kong Company

●	“IPO” refers to the initial public offering of 5,000,000 units (including 750,000 units as a result of the underwriters’ exercise of its over-allotment option) of Nova SPAC consummated on August 10, 2021.

●	“IRS” means the United States Internal Revenue Service.

●	“Merger” means the transactions contemplated by the Merger Agreement.

●	“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of March 27, 2023, as may be amended from time to time, by and among the Company, Nova SPAC, RMHL, Merger Sub, and the other parties named therein.

●	“Merger Sub” means RM2 Limited, a Cayman Islands exempted company and wholly-owned subsidiary of the Company

●	“Ordinary Shares” means the Company’s Class A Ordinary Shares and the Company’s Class B Ordinary Shares, collectively.

●	“proptech” which is short for property technology, means the use of technology to improve, streamline, and innovate within the real estate industry, so as to make real estate processes more efficient, transparent, and accessible.

●	“Real Corporation HK” means Real Corporation Limited, a limited liability company incorporated under the laws of Hong Kong on April 9, 2015.

●	“RMHL” means Real Messenger Holdings Limited, a holding company incorporated under the laws of the Cayman Islands as an exempted company with limited liability on June 27, 2023.

●	“Real USA” means Real Messenger Inc., a limited liability company incorporated under the laws of Delaware on September 24, 2021.

●	“Nova SPAC” or “Nova Vision” means Nova Vision Acquisition Corporation, a British Virgin Islands company.

●	“Nova Shares” means shares of Nova SPAC Class A Ordinary Shares and Nova SPAC Class B Ordinary Shares, collectively.

●	“SEC” means the U.S. Securities and Exchange Commission.

●	“Securities Act” means the Securities Act of 1933, as amended.

●	“Sponsor” means Nova Pulsar Holdings Limited.

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

The Company’s ability to effectively manage its growth relies on the performance of highly skilled personnel, including its Chief Executive Officer and Co-Founder, Kwai Hoi, Ma (Thomas Ma), among other members of its management team and other key employees. The loss of key personnel or an inability to attract, retain and motivate qualified personnel may impair the Company’s ability to expand its business and achieve its financial goals. The Company’s success is substantially dependent upon the continued service and performance of its senior management team and key personnel with digital, technical and real estate expertise. Mr. Ma has a significant influence on and is a driver of the Company’s business plan and business, design and technology development. If he were to discontinue his service to the Company, The Company would be significantly disadvantaged. The replacement of any members of the Company’s senior management team or other key personnel likely would involve significant time and costs and may significantly delay or prevent the achievement of the Company’s business objectives.

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

Our performance is related to the health and dynamics of the U.S. residential real estate and mortgage markets, which have been undergoing sustained structural changes. These changes—rather than short-term cyclical fluctuations—reflect fundamental shifts in affordability, consumer behavior, monetary policy, and industry structure that are beyond our control. Key drivers include persistently elevated mortgage interest rates, affordability constraints driven by years of home price appreciation outpacing wage growth, and limited housing inventory. These factors have contributed to a prolonged reduction in existing home sales, which began in 2022 and has persisted in the years since, leaving annual transaction volumes near multi-decade lows despite periods of intermittent, month-to-month improvement.

Although the Federal Reserve began reducing interest rates in late 2024 and lowered them further during 2025, borrowing cost remain well above pre-2022 levels, and housing affordability remains a major barrier for both first-time and move-up buyers. Additionally, demographic trends, evolving consumer preferences (including delayed homeownership), and structural shifts in the financial sector’s approach to mortgage lending are contributing to a realignment of the market’s long-term baseline activity levels. These developments may continue to suppress transaction volume and reduce market velocity. Structural weakness in the market has historically correlated with agent attrition, reduced productivity, and downward pressure on pricing. Accordingly, these changes may have—and may continue to have—a material adverse effect on the overall financial condition of the U.S. residential brokerage industry, and subsequently, the results of our future operations.

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

Mortgage rates have in recent years remained elevated relative to the historically low levels of the prior decade, and periodic efforts by the Federal Reserve to ease monetary policy have not returned them to those levels. Persistently elevated mortgage rates continue to weigh on housing affordability and have contributed to a prolonged period of subdued transaction volume. Companies involved in the residential real estate sector have experienced—and may continue to experience—negative effects from this high interest rate environment.

Elevated mortgage rates can lead potential home sellers to delay listing their properties, opting to retain lower-rate mortgages rather than incur higher financing costs on new purchases. Similarly, many potential homebuyers may choose to rent rather than face higher monthly mortgage payments, reducing overall market activity. These dynamics create a structural shift in the housing market, impacting supply, demand, and transaction velocity over the medium to long term.

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

We expect our costs to increase in future periods, which could negatively affect our future operating results. We plan to continue to invest for future growth, and as a result we do not expect to be profitable on a GAAP basis in near future. We expect to continue to expend substantial financial and other resources on:

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

We face significant competition in all aspects of our business, and we expect such competition to increase, particularly in the global real estate brokerage, listing-portal and protect markets.

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

The market for online solutions focused on real estate is established (in terms of widespread interest by industry participants and solutions) and yet rapidly evolving (in terms of changes in features offered). Other companies such as large real estate brokerages, listing portals and brokerage platforms are developing or could develop competing solutions. General-purpose social networks (such as Facebook, Instagram and LinkedIn) are used by agents for brand awareness but are not tailored to real estate transactions; to the extent they expand into industry-specific tools, they could become competitors. Further, some of these companies are partnering with third parties to offer products and services that could compete with ours. Our competitors may announce new products, services or enhancements that better address changing industry standards or the needs of users, such as mobile access. Any such increased competition could cause pricing pressure, loss of market share or decreased user engagement, any of which could adversely affect our business and operating results. Internet search engines could also change their methodologies in ways that adversely affect our ability to optimize our page rankings within their search results.

If we fail to effectively manage our growth, our business and operating results could be harmed.

We expect growth in our headcount and operations, which will place significant demands on our management and our operational and financial infrastructure. As of March 31, 2026, approximately 50% of our employees had been with us for less than one year and approximately 16.7% for less than two years.   As we continue to grow, we must effectively integrate, develop and motivate new employees in various countries around the world, and we must maintain the beneficial aspects of our corporate culture. In particular, we intend to continue to make investments in our research and development, sales, and our international operations. To attract top talent, we have had to offer, and believe we will need to continue to offer, highly competitive compensation packages before we can validate the productivity of those employees. The risks of over-hiring or over-compensating and the challenges of integrating a growing employee base into our corporate culture are exacerbated by our international expansion. Additionally, we may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business and operating results could be adversely affected.

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

Ultimately, attracting new users and retaining existing users requires that we continue to provide high quality solutions that our users value. In particular, if and when we begin offering paid solution, our real estate solutions users may decline to purchase, or may discontinue purchasing our solutions if we fail to effectively connect them with the properties they seek. Therefore we must continue to demonstrate to our users that using our solutions is the most effective and cost-efficient way to maximize their results. Even if our marketing solutions are providing value to our users, advertisers are sensitive to general economic downturns and reductions in consumer spending, among other events and trends, which generally results in reduced advertising expenditures and could adversely affect sales of our marketing solutions. If we fail to provide high quality solutions and convince users of our value proposition, we may not be able to retain existing users or attract new users, which would harm our business and operating results.

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

As described elsewhere in this annual report, we have identified material weaknesses in our internal control over financial reporting as follows: (1) we lack sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address certain accounting issues, and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements; (2) we lack comprehensive accounting policies and procedures manual in accordance with U.S. GAAP; and (3) we lack sufficient controls designed and implemented in IT environment and IT general control activities, which are mainly associated with areas of logical access management, change management as well as cyber security management.

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

Risks Related to Doing Business in China and/or Hong Kong

The Company is headquartered in California. The initial focus of its business is on the U.S. market and it currently generates only limited advisory and consultancy service revenue (US$29,472 for the year ended March 31, 2026) through its Hong Kong subsidiary and does not expect China (including Hong Kong and Macau) to be a material source of its future revenue. However, the majority of the Company’s development team is located in Hong Kong and majority of its board members currently reside in Hong Kong. It also has two Hong Kong subsidiaries: Real Corporation Limited, which houses the majority of its development team; and HOHOJO.com Limited, which is dormant company that holds certain deferred tax losses and conducts no operations whatsoever. Although Hong Kong, a Special Administrative Region of China, has its own governmental and legal system that is independent from China under “One Country, Two Systems” policy, it is uncertain whether in the future the PRC government will exert substantial influence, discretion, oversight, and control over the manner in which Hong Kong-based entities must conduct their business activities. As a result, the legal and operational risks associated with operating in China also apply to the Company’s operations in Hong Kong.

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

The Company has adopted a dual class share structure such that the Company’s Ordinary Shares is comprised of Class A Ordinary Shares and Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to twenty-five votes. Each Class B  Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Only Class A Ordinary Shares are tradable on the market.

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

On April 6, 2026, the Company received a written notification from Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based on the reported stockholders’ equity of US$1,110,873 of the Company as reported in its unaudited interim financial report on Form 6-K, filed with the Securities and Exchange Commission on March 31, 2026, the Company does not meet the minimum shareholders’ equity criteria of US$2,500,000 in stockholders’ equity required under the Nasdaq Listing Rule 5550(b)(1) (the “Rule”) for continued listing. Under Nasdaq Listing Rule, the Company has 45 calendar days, or until, May 21, 2026, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the Nasdaq letter to evidence compliance. The Company intends to regain compliance within the applicable compliance period and is currently working on a plan including financial projections.

On May 20, 2026, the Company submitted to the staff of Nasdaq a plan to regain compliance with the Rule, pursuant to which the Company indicated that it intended to complete a best-efforts public offering of units in order to increase its stockholders’ equity above the minimum threshold required by the Rule.

On June 9, 2026, the staff of Nasdaq notified the Company by letter that, based on its review of the materials submitted on May 20, 2026, it had determined to grant the Company an extension of time, through October 3, 2026, to complete the public offering and to evidence compliance with the Rule.

Nasdaq is continuing to monitor the Company’s ongoing compliance with the stockholders’ equity requirement. If the Company does not evidence compliance with the stockholders’ equity requirement, the Company may be subject to delisting.

On July 22, 2026, the Company received a letter from Nasdaq (the “Notification Letter”) notifying the Company that based on the closing bid price of the Company’s Class A Ordinary Shares being below $1 per share for the last 30 consecutive business days (i.e. from June 8, 2026 to July 21, 2026), the Company no longer complies with the minimum bid price requirement for continued listing as set forth in Nasdaq Listing Rule 5550(a)(2). The Notification Letter does not impact the Company’s listing on the Nasdaq Capital Market currently.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days, or until January 19, 2027, to regain compliance with the minimum bid price requirement. If at any time before January 19, 2027, the closing bid price per share of the Company’s Class A ordinary shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance with the minimum bid price requirement by January 19, 2027, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180-calendar-day grace period if it meets the continued listing requirements for market value of publicly held shares and all other initial listing standards, with the exception of bid price requirement, of the Nasdaq Capital Market, and provides written notice to Nasdaq of its intention to cure the deficiency.

The Company intends to monitor the closing bid price of its Class A Ordinary Shares and may, if appropriate, consider implementing available options to maintain compliance with the minimum bid price requirement under the Nasdaq Listing Rules, which may include, among other things, effecting a reverse stock split of its outstanding ordinary shares. The Board of Directors is evaluating various alternatives to regain compliance with the minimum bid price requirement. Though we intend to maintain compliance with the minimum bid price requirement, we cannot assure you that the Company will continue to comply with the requirements for continued listing on the Nasdaq Capital Market in the future. If our Class A Ordinary Shares are delisted from Nasdaq, the liquidity and value of an investment in our Class A Ordinary Shares will be materially and adversely affected.

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

Mr. Thomas Ma and his family members together hold 8,367,555 of the Ordinary Shares (consisting of 6,337,680 Class B Ordinary Shares)  giving them a majority of the aggregate voting power of the Company. Therefore, the Company will qualify as a “controlled company” under the Corporate Governance Rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent, as defined in the Corporate Governance Rules of the Nasdaq and the requirement that the compensation committee and nominating and corporate governance committee of the Company consist entirely of independent directors. The Company currently does not intend to rely on these exemptions. However, if the Company decides to rely on exemptions applicable to controlled company under the Corporate Governance Rules of Nasdaq in the future, its public shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq corporate governance requirements.

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

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations (“2021 Determinations”). The Company’s auditors Marcum Asia CPAs LLP, are headquartered in the U.S. and have been inspected by the PCAOB on a regular basis, and are subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditors are not included in the list of determinations announced by the PCAOB on December 21, 2021 in their HFCAA Determination Report under PCAOB Rule 6100.

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

We believe that the future of real estate lies in empowering brokerage professionals with advanced digital tools, real-time market data, and AI-driven productivity enhancements. Our platform enables agents and teams to operate with greater efficiency, transparency, and reach, connecting stakeholders across geographic and organizational boundaries. Whether in a developed urban market or an emerging economy, we aim to support brokers and consumers alike with modern, scalable infrastructure.

We are an early stage company. To date, we have generated only limited advisory and consultancy service revenue (US$29,472 for the year ended March 31, 2026) and have not generated any revenue from brokerage or SaaS operations. We may never generate material revenue or become profitable.

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

Business Model Transition

Strategic M&A and Partnership Opportunities

In Q3 2025, the Company underwent a comprehensive strategic transformation in response to significant shifts in capital markets, macroeconomic conditions, and structural disruptions within the real estate brokerage ecosystem.

The Company is transitioning from a pure-play social app to a vertically integrated, technology-enabled real estate platform built through acquisitions and partnerships. We believe the time is now to consolidate and modernize the global brokerage market by acquiring revenue-generating brokerage teams, offering agents flexible business models, and integrating all operations into a shared technology ecosystem.

Unlike traditional franchising, which often limits platform control, brand consistency, and data centralization, our approach is ownership- and partnership-based. By acquiring brokerages and/or controlling their technology stack directly, we can drive alignment between technology adoption, branding, agent compensation, and long-term value creation. Moreover, our model supports multiple brokerage archetypes under one roof, from high-split, equity-aligned models to low-commission, high-lead generation environments, enabling us to retain agents throughout their career evolution, without forcing them to exit the platform. This mitigates geographic, market, and key person risk across our various investments and partnerships.

Our business continues to be powered by (i) commission income from acquired brokerage operations, (ii) expected future recurring subscription revenue from our proprietary software suite, and (iii) a growing share of monetization across our real estate agent ecosystem.

Competitive Strengths

We believe the Company is uniquely positioned to build a next-generation global real estate platform by combining a high-performing technology portal, digital brokerage with proprietary technology, and an acquisition-led expansion strategy. Our key competitive strengths include:

Scalable Acquisition Engine with Embedded Revenue

Our strategic focus on acquiring and partnering with profitable, operationally oriented brokerage firms allows us to scale quickly in target geographies while securing recurring commission-based revenue upon completion of an acquisition. These acquisitions and partnership are underpinned by rigorous financial and operational diligence and are selected for strong local brand equity, existing gross commission income, and team retention potential. For partners, our technology optimizes their existing stack to improve P&L efficiency and agent productivity, which lets us create value alongside a brokerage without the full risk of an outright acquisition.

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

At the core of our ecosystem is a modular technology platform designed to empower agents and team leaders. Our tools support lead generation, deal management, listing distribution, deal lifecycle management, video marketing, and performance analytics, giving agents a digital operating system that improves productivity, transparency, and client service. As we expand, these capabilities will be standardized across acquired entities, improving margins and efficiency.

Scalable Global Acquisition Strategy

We are pursuing an acquisition and partnership led growth model, targeting established and profitable brokerage operations in key markets. Our ability to acquire and integrate such businesses, while standardizing their operations on our proprietary technology stack, provides us with a highly scalable global model. We currently make our application available to users in over 35 countries, and expect our reach to grow significantly as we execute on our M&A roadmap. We expect that any and each acquisition and partnership we make will deepen our presence in strategic geographies and also contribute predictable commission revenue and long-term team retention.

We plan to acquire and partner with these businesses using a combination of cash to be raised by future funding rounds and issuance of our Class A Ordinary Shares while structuring multi-year earnout and incentive plan to drive mutual growth goals. There can be no assurance that we will be successful in raising funds for acquisitions, whether on favorable terms or at all.

As of the date of this report, other than a non-binding memorandum of understanding entered into on March 25, 2026 with a publicly traded U.S. real estate brokerage (the “Brokerage”) to explore both a potential licensing of our technology and a potential strategic transaction (subject to due diligence and definitive agreements, and which may not be consummated), we have not signed any legally binding acquisition agreements or any non-binding letters of intent with any potential acquisition candidates.

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

Centralized Technology with Local Flexibility

Our global operations are unified by a centralized tech and data infrastructure managed by our Hong Kong-based development team. This allows us to standardize core brokerage operations, while adapting to the compliance and cultural nuances of each regional market. This hybrid approach provides us with both operating leverage and local relevance, a combination that is rare among global real estate platforms.

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

Growth Strategy

Building the World’s Most Scalable Tech-Enabled Real Estate Platforms

The Company’s growth strategy is centered on building a global real estate platform through the acquisition of and partnership with revenue-generating brokerages, the development of proprietary agent-enablement technology, and the integration of these components into a unified digital ecosystem. Our vision is to become the backbone infrastructure for the modern real estate professional, offering brokerage support, transaction technology, and data-driven services that create long-term operating leverage and recurring revenue.

Multi-Platform Brokerage Strategy: Unlocking Lifetime Agent Alignment

One of the most significant innovations underpinning the Company’s growth strategy is our ability to offer a multi-platform brokerage model, a first-of-its-kind framework designed to align with agents not just at the moment of onboarding, but throughout every stage of their professional journey.

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

We believe this approach will fundamentally redefine agent retention and loyalty across the industry. Traditional brokerages often suffer from high churn rates as agents outgrow the original value proposition, whether it’s lead generation, culture, compensation, or ownership opportunity. We view agent mobility within our system as a strength, not a weakness. By allowing agents to evolve with us instead of departing for competitors, we extend agent lifetime value and preserve network effects across our ecosystem.

No other real estate platform is currently positioned to deliver this kind of flexibility at scale. Competitors tend to enforce one-size-fits-all brokerage models that optimize for either top-producing agents or new entrants, but not both. Our technology stack, unified back office infrastructure, and modular business logic enable us to support multiple brokerage brands and commission structures with low marginal cost. We are not building a single brokerage brand, we are building a portfolio of interconnected platforms, united by shared technology and a long-term vision of agent enablement.

In doing so, we are not only building the world’s most scalable real estate platform, but also the most agent-aligned. We believe the brokerage of the future will not ask agents to conform to a rigid structure; it will offer them the freedom to choose the path that suits them best, without ever needing to leave.

Inorganic Expansion Through Strategic Acquisitions and Partnerships

We are executing a buy-and-build strategy, complemented by technology partnerships that focuses on acquiring or partnering with established brokerage teams and real estate businesses in key global markets. These acquisitions serve as foundational operating units within our ecosystem and provide immediate commission income, agent networks, and localized brand equity. We prioritize businesses with strong agent retention, cultural alignment, and leadership talent, enabling seamless integration into our platform.

Our M&A strategy targets markets with high transaction velocity, fragmented brokerage structures, and unmet demand for technology-driven operational models. We aim to optimize the P&L of target firms through technology and operational efficiency, strengthening leadership where appropriate. Where we partner rather than acquire, we focus on modernizing a brokerage’s technology stack while its existing leadership retains day-to-day control. Acquisitions and partnerships are selected based on strategic geography, margin profile, and the ability to scale via technology and support centralization.

As of the date of this report, we have not completed any M&A transactions.

Unifying Acquired Brokerages Through Technology Integration

In both acquisitions and technology partnerships, we deploy our proprietary suite of agent productivity tools, including CRM, lead management, digital marketing, and data analytics, to modernize brokerage operations. This technology-first integration strategy reduces cost duplication, improves transaction speed and visibility, and enhances the client experience across the board.

Our platform creates consistency across diverse brokerage units while preserving local market expertise. By standardizing agent enablement and transaction processes, we unlock operating synergies and create a more scalable business model than traditional franchise or licensing models.

Product and Platform Innovation

Our technology team, based in Hong Kong, continues to develop modular SaaS tools and smart workflow solutions that drive operational efficiency for agents and brokers. RealAI, our proprietary AI engine, enhances lead scoring, client matching, pricing intelligence, and transaction forecasting, enabling brokers to operate with greater precision and foresight.

As part of our platform innovation roadmap, we are building media capabilities, predictive analytics, and social selling features that will further differentiate our value proposition in a competitive brokerage landscape.

Global Footprint with Local Relevance

Although the Company originated in the U.S., our platform has already reached over 35 countries organically. Moving forward, we will expand through targeted acquisitions in North America, Asia-Pacific, Europe, and the Middle East, focusing on gateway cities and high-growth real estate markets.

Our growth model is designed to balance global scalability with local execution. Each acquired or partner brokerage maintains operational autonomy in the market it knows best, while benefiting from the technology, brand strength, and infrastructure of a global platform.

Capital Partnerships to Accelerate Expansion

To support our acquisition strategy, we are actively developing capital partnerships that will allow us to scale efficiently and opportunistically. These may include joint ventures, structured equity / debt instruments, or co-investment vehicles that align investor returns with value creation at the brokerage level.

Our Key Metrics

Our business success will be driven by our ability to acquire and integrate high-performing brokerage teams, partner with brokerages to modernize their technology, increase agent productivity through proprietary technology, and generate sustainable commission-based and SaaS revenues.

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

(v) Technology Adoption Rate

Our proprietary software platform is a key enabler of operational scale and differentiation. Once we generate revenue from our platform, we will monitor the percentage of agents actively using our core tools including CRM, RealAI, marketing automation, deal tracking, and listing syndication. Adoption is tracked both at the brokerage level and the individual agent level. This metric will reflect successful onboarding, training efficacy, and integration maturity, and is strongly correlated with improvements in agent output, team efficiency, and brand stickiness.

(vi) User Revenue

We also measure future potential revenue derived from homebuyers, sellers, owners, and investors who use our ecosystem tools. This is expected to include subscription fees for advanced data tools, listing services, and communication features offered via our platform. We expect focus on high-quality, recurring potential future revenue from these user segments and continue to refine our value proposition based on usage data and feedback.

(vii) Inside Sales and Ecosystem Revenue

This metric will track potential future revenue generated from within our network, whether through upselling services to brokerage teams, referrals to ecosystem vendors (e.g., mortgage, title, insurance), or in-app purchases by agents and users. As our ecosystem is established and matures, we expect inside sales and marketplace monetization to become a meaningful driver of growth. This growth also would include ancillary SaaS tools, media production, advertising, and AI features sold internally to our owned brokerages or partner agents.

Evolving Toward a Durable, Scalable Operating Model

These key metrics provide us with a more accurate and actionable lens through which to manage and scale our potential future revenue and our operations. They align with our strategic priorities: acquiring profitable businesses, retaining productive talent, embedding technology at the core of brokerage operations, and establishing and expanding our footprint globally. As we move forward, we will report against these metrics to demonstrate our operational execution, value creation through M&A and partnership and technology-led competitive edge.

Our Solutions

We provide real estate agents and their teams of all sizes with solutions designed to attract leads within our global network, enable them to be more productive and successful, build their reputation and brand awareness, and market their services.

Our solution is designed to cater to the diverse needs of all core stakeholders within the real estate sector, from buyers and sellers, to agents, owners, and investors, providing them with tailored resources, tools, and services for an enhanced real estate experience. Our solution will include different subscription packages, with each subscription boasting a unique suite of features, as well as a free-of-charge solution for all agents and home buyers and sellers. This free solution will be a limited preview version of our full suite of AI-powered brokerage technology software and be made available to all users with a verified phone number and/or real estate license.

Beyond these features, we are building toward a unified productivity suite for agents that brings chat, CRM, listing management, and transaction management together in one environment. Rather than a set of standalone products, we envision this as a single, integrated ecosystem that lets agents run their business end to end, with capabilities introduced over time as the platform matures.

Free Solutions

Our free solution features are as follows:

Social Feed: Shows the latest posts of any agents that the users follow.

Profile (for Agents):Displays a profile page of the agent user showcasing any real estate listings, track record, and skills or expertise that they find interesting to share to their followers or others.

Explore: Enables users to conduct home searches in order to browse all lisitngs and agents in the app.

Interaction: Encourages users to initiate conversations with agents, including those who are not yet present on our platform.

Chat: Empowers everyone on our app to communicate with each other, improving the connection between users and increasing engagement.

User Connection: Connect with anyone on the app by following or liking each other.

CRM (for Agents): Chat with any consumer or agent via a conversation-driven CRM providing analytics and conversation synopsis of each buyer or seller’s requirements and stage of conversion.

Listing Management: Create and manage listings natively from the software, distributing the listing internally via Real and externally via channels such as MLS, portals, and brokerage websites.

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

Our monetized solutions will include, but are not limited to:

Productivity Tools

●	Prioritized ranking
●	Post longer videos in 1080p
●	Customizable profile and team pages
●	Additional features

Data Analytics

●	Lead quality scores
●	Lead recommendations and save
●	Team collaboration tools
●	Content performance tracking
●	Additional features

Desktop Application

●	AI-driven client Relationship Management (CRM) dashboard and tools
●	Smart virtual assistant
●	Advanced desktop application on messaging functions

Customizable Profile and Team Page

Sales, Marketing and User Support

Technology Infrastructure

Our technology platform is designed to create an engaging networking experience for real estate stakeholders and is built to enable future growth at scale. We will employ technological innovations whenever possible in order to increase efficiency and to generate revenues and scale our business.

Our products rely upon our proprietary RealAI. By combining proprietary dynamic data with static data, our AI helps to unlock new insights, streamline workflows, and improve decision-making at every stage of the real estate journey.

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

Despite this competition, we believe our vertically integrated model, combining proprietary technology, M&A-led geographic expansion, and centralized platform services, will position the Company to attract and retain productive agents and brokerage teams for the full duration of their careers.

Brokerage Industry Competition: We compete directly with real estate brokerages of all sizes, including legacy firms, regional independent brands, and publicly traded digital brokerages in several major global markets. These firms typically differentiate themselves through compensation structures, branding support, lead generation systems, and culture.

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

Traditional Property Listing Platforms: Traditional real estate listing platforms operate largely as advertising marketplaces. These portals typically sit between agents and home seekers, monetizing through lead sales, pay-to-play advertising, and referral commission models.

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

Social Networks: General-purpose social networks such as Facebook, Instagram, and LinkedIn allow real estate professionals to build audiences but are not tailored to the needs of real estate transactions. These networks do not provide industry-specific tools, workflows, or data services, and engagement is often fragmented and dependent on paid content promotion.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

During the fiscal year ended March 31, 2026, we develop and operate a technology platform for the real estate industry. Our platform provides customer relationship management (CRM), listing management, marketing tools, and communication infrastructure designed to support real estate brokerages and their agents. Our strategy is to partner with or acquire ownership interests in real estate brokerages and integrate those brokerages into our technology platform. By doing so, we are able to deploy our technology across the brokerage’s entire agent base, which drives high adoption rates and enables us to generate recurring technology service fees.

Through our proprietary real estate technology platform, we provide brokerages and their agents with an integrated operating system for managing listings, customer relationships, communications, and marketing activities. The platform is designed to serve as the central infrastructure through which agents manage transactions and client engagement.

We intend to generate revenue through two primary sources: (i) brokerage-related income, including gross commission income generated by brokerages in which we hold ownership interests; and (ii) technology service fees, which are recurring fees charged to brokerages and agents for the use of our software platform, including CRM, listing management systems, and related technology tools. Our strategy is to align our technology platform with brokerage ownership so that all agents within those brokerages operate on our platform, enabling consistent adoption and recurring technology revenue. In addition, we currently generate limited consultancy service income through an engagement arrangement providing digital marketing and technology advisory services.

For the year ended March 31, 2026, we generated $29,472 revenue and reported net losses of $4.1 million. For the years ended March 31, 2025 and 2024, we did not generate revenue, and reported net losses of $3.4 million and $4.9 million, respectively. These results reflect our continued investment in technology development, product innovation, and business infrastructure, in advance of revenue recognition from brokerage acquisitions and SaaS deployment.

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

A. OPERATING RESULTS

Strategic Shift to Revenue-Generating Operations

In the fiscal year 2026, the Company initiated a strategic pivot from a pre-revenue, growth-stage technology company into an acquisition-led real estate operating platform. This transition reflects shifting investor preferences and evolving macroeconomic conditions. Our focus is now on acquiring and integrating cash-flowing brokerages, monetizing agents through software subscriptions, and increasing operational leverage through a proprietary real estate technology stack. This repositioning marks a fundamental shift in how we define growth and financial sustainability. On March 25, 2026, the Company entered into a non-binding memorandum of understanding with a publicly traded U.S. real estate brokerage company (the “Brokerage”) to explore the integration of the Company’s platform, including CRM functionality, messaging and communication systems, listing management software, lead generation tools, transaction management capabilities, and analytics, into the Brokerage’s agent network. If implemented and subject to the execution of a definitive agreement by the parties, the collaboration could result in the deployment of the Company’s technology across a portion or all of the Brokerage’s agent base under a commercial licensing and services framework.

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

Factors Affecting the Group’s Performance and Related Trends

Our business, financial condition and results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

Our ability to successfully deploy our technology platform across brokerages and generate recurring technology service fees.

Our ability to grow revenue depends on our success in integrating brokerages onto our platform and generating recurring technology services fees from agents operating within those brokerages. We may introduce significant changes to our existing products or develop and introduce new and unproven products that we have little or no prior development or operating experience. If new or enhanced products fail to engage our users and members, we may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify our investments, any of which may seriously harm our business.

Adoption of our technology platform depends on the willingness of real estate brokerages and agents to integrate our software tools into their daily workflow, including listing management, customer relationship management, and transaction coordination. These new behaviors are not always intuitive to users. This can create a lag in adoption of new products and new user additions related to new products. To date, this has not hindered our user growth or engagement, but that may be the result of a large portion of our user base being in a younger demographic and more willing to invest the time to learn to use our products most effectively. To the extent that future users, including those in older demographics, are less willing to invest the time to learn to use our products, and if we are unable to make our products easier to learn to use, our user growth or engagement could be affected, and our business could be harmed. We may develop new products that increase user engagement and costs without increasing revenue.

Our ability to expand our brokerage partnerships and increase the number of agents operating on our platform.

We continue to invest in the development of software tools designed to improve brokerage operations, agent productivity, and listing distribution across our technology ecosystem. Our ability to expand depends on acquiring or partnering with additional brokerages and onboarding their agents onto our platform, and on retaining the agents and management of the brokerages we integrate. We do not seek to monetize every feature of our platform, and we may not achieve a balance that continues to attract and retain brokerages and agents. If we are unable to grow our brokerage relationships and agent base, or to maintain good relations with the brokerages and agents on our platform, our agent adoption and engagement and our business may be seriously harmed. In addition, we may expend significant resources to launch new services that we are unable to monetize, which may seriously harm our business.

Our ability to expand our technology ecosystem and enhance the functionality of our CRM, listing management system, and brokerage operating tools.

The industry for residential real estate transaction services, technology, and information marketplaces is dynamic, and the expectations and behaviors of customers and consumers shift constantly and rapidly. As part of our operating strategy, we have increased, and plan in the future to continue to change, the nature and number of products, including depth products, that we offer to our customers and, with that, the prices we charge our customers for the services and products we offer. Changes or additions to our products and services may not attract or engage our customers, and may reduce confidence in our products and services, negatively impact the quality of our brands, negatively impact our relationships with partners or other industry participants, expose us to increased market or legal risks, subject us to new laws and regulations or otherwise harm our business. Our customers may not accept new products and services (which would adversely affect our average revenue per agent (“ARPA”)), or such price increases may not be absorbed by the market, or our price increases may result in the loss of customers or the loss of some of our customers’ business. We may not successfully anticipate or keep pace with industry changes, and we may invest considerable financial, personnel and other resources to pursue strategies that do not ultimately prove effective such that our results of operations and financial condition may be harmed. If we are not able to raise our prices or encourage our customers to upgrade their subscription packages or invest in depth products to further differentiate their listings, or if we lose some of our customers or some of our customers’ business as a result of price increases, or if the bargaining power of our customer base increases and the subscription prices and other fees we are able to charge real estate developer or agent customers decline, our business, financial condition and results of operations could be adversely affected.

Our ability to operate in a highly competitive and rapidly changing industry.

We face competition from real estate technology platforms, brokerage software providers, and real estate marketplaces that provide tools for brokerages and agents. The markets for online real estate information technology, communication and productivity tools product and services in the markets we serve are highly competitive and rapidly changing. Our business is subject to the risk of digital and other disruption. Our success depends on our ability to continue to attract and retain brokerages and agents to our platform. Existing or new competitors could increase their product offerings or develop new products or technology that compete with ours.

In addition, large real estate technology companies, listing portals, and brokerage networks may expand their technology offerings and compete with our platform for brokerage adoption and start to provide information technology, communication and productivity tools products and services on their existing or new platforms, which could increase competition in the markets we serve and may have a materially adverse effect on our business. These companies could devote greater technical and other resources than we have available, have a more accelerated time frame for deployment and leverage their existing brokerage and agent relationships and proprietary technologies to provide products and services that brokerages and agents might view as superior to our offerings. Any of our future or existing competitors may introduce different solutions that attract brokerages and agents or provide solutions similar to our own but with better branding or marketing resources. If we are unable to continue to grow the number of brokerages and agents that adopt our platform, our business, financial condition and results of operations could be adversely affected.

We compete to attract brokerages and agents with media sites, including but not limited to other companies that operate digital property classified marketplaces in our Priority Markets and agent and property developer websites. We also compete for a share of advertisers’ overall marketing budgets with traditional media such as television, magazines, newspapers and home/apartment guide publications. To compete successfully for customers against future and existing competitors, we must continue to invest resources in developing our platform and proving the effectiveness and relevance of our information technology, communication and productivity tools product and services. New business models frequently emerge in our industry and may require us to modify our own business model or offerings in order to continue to compete effectively. For example, we may in the future face new competition from digital companies that use data to buy properties instantly from sellers, renovate/repair and then re-sell the property online at a profit. Additionally, competitors may drive traffic away from our platform and increase their market share through aggressive or high-spend marketing campaigns, or prolonged price discounting.

Results Of Operations

	For the Years Ended March 31,
	2026	2025	2024
Revenues	$29,472	$-	$-
Cost of revenues	(14,304)	-	-

Gross profit	15,168	-	-

Operating expenses
Sales and marketing expenses	(244,353)	(716,264)	(1,771,614)
General and administrative expenses	(3,247,350)	(1,838,740)	(1,657,879)
Research and development expenses	(656,363)	(832,565)	(1,459,828)
Total operating expenses	(4,148,066)	(3,387,569)	(4,889,321)

Loss from operations	(4,132,898)	(3,387,569)	(4,889,321)

Other income (expense)
Other income	17,831	24,644	-
Interest income	22,640	82,268	12,743
Interest expense	-	(95,753)	(22,428)
Total other income (expense), net	40,471	11,159	(9,685)

Loss before income taxes	(4,092,427)	(3,376,410)	(4,899,006)

Income tax expense	-	-	-

Net loss	$(4,092,427)	$(3,376,410)	$(4,899,006)

The following table summarizes our results of operations for the fiscal years ended March 31, 2026 and 2025, and provides information regarding the dollar and percentage increase or (decrease) during such periods. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Form 20-F.

Key Components of Results of Operations

Revenue

The Company currently generates one source of revenue:

	For the Years Ended March 31,
Type of revenue sources	2026		2025		Changes
	US$	%	US$	%	Amount	%
Advisory services income	$29,472	100%	$-	0%	$29,472	100%

Our revenue increased by $0.03 million, from $nil for the year ended March 31, 2025 to $0.03 million for the year ended March 31, 2026. The increase was mainly due to the advisory service fee received.

Cost of revenue

	For the Years Ended March 31,
	2026		2025		Changes
	US$	%	US$	%	Amount	%
Cost of revenue	$14,304	100%	$-	0%	$14,304	100%

Our cost of revenue increased by $14,304 from $nil for the year ended March 31, 2025 to $14,304 for the year ended March 31, 2026. The increase was mainly due to the staffs cost related to the above-mentioned advisory service.

Comparison of the Years Ended March 31, 2026 and 2025

Operating expenses

	For the years ended March 31,		Variance
	2026	2025	Amount	%
Sales and marketing expenses	244,353	716,264	(471,911)	(66)
General and administrative expenses	3,247,350	1,838,740	1,408,610	77
Research and development expenses	656,363	832,565	(176,202)	(21)
Total	4,148,066	3,387,569	760,497	22

Sales and marketing expenses

Sales and marketing expenses primarily consist of marketing expenses incurred for promotion of our app. Our sales and marketing expenses decreased by $0.5 million, or 66% from $0.7 million for the year ended March 31, 2025 to $0.2 million for the year ended March 31, 2026. The decrease was mainly due to the decrease of human resource costs of marketing team and decreasing expenditure on content creation, social media revamp and online advertising.

General and administrative expenses

General and administrative expenses primarily consist of (i) staff costs consisting of salaries, social insurance, and housing funds for our personnel in administrative departments, (ii) professional service fees, such as audit fees, consultancy fees and legal fees for our daily operations, (iii) office rental expenses, and (iv) other miscellaneous expenses. Our general and administrative expenses increased by $1.4 million, or 77% from $1.8 million for the year ended March 31, 2025 to $3.2 million for the year ended March 31, 2026. The increase was primarily due to (i) the increase in consultancy fee of $0.52 million, (ii) the increase in legal and Nasdaq listing fee of US$0.34 million and (iii) the increase in directors’ fees, newly recruited administrative staff and the associated recruitment costs of US$0.2 million.

Research and development expenses

Research and development expenses primarily consist of staff costs including salaries, social insurance, and housing funds for our personnel in research and development departments, and (ii) other miscellaneous expenses.

	For the Years Ended March 31,
	2026		2025		Changes
	US$	%	US$	%	Amount	%
Staff costs	$511,421	77%	$663,896	80%	$(152,475)	(23)%
Others	144,942	23%	168,669	20%	(23,727)	(14)%
Total	$656,363	100%	$832,565	100%	$(176,202)	(21)%

Our research and development expenses decreased by approximately $0.2 million, or 21% from $0.8 million for the year ended March 31, 2025 to $0.6 million for the year ended March 31, 2026. The decrease was primarily due to the phase out of the data team and we reduced the spending on recruitment costs.

Taxation

Cayman Islands

Under the current tax laws of the Cayman, the Company is not subject to tax on its income or capital gains. In addition, no Cayman withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

The United States

For the U.S. jurisdiction, Real USA is subject to federal income taxes on its business operations at a statutory rate of 21%. Based on management’s analysis, no recent U.S. tax law changes have had a material impact on the Company’s effective tax rate. The Company will continue to monitor for any future tax legislation that could affect its operations.

As a result of the Tax Act, the Company has evaluated whether it has an additional tax liability from the Global Intangible Low Taxed Income (“GILTI”) inclusion on current earnings and profits of its foreign controlled corporations. The law also provides that corporate taxpayers may benefit from a 50% reduction in the GILTI inclusion, which effectively reduces the tax rate on the foreign income to 10.5%. The GILTI inclusion further provides for a foreign tax credit in connection with the foreign taxes paid. For the fiscal years ended March 31, 2026, 2025 and 2024, the Company does not have an aggregate positive tested income; and as such the Company did not record a liability for GILTI tax.

On July 4, 2025, the One Big Beautiful Act (“OBBBA”) was signed into law. The OBBBA made several key provisions of the Tax Cuts and Jobs Act of 2017 permanent, including 100% bonus depreciation, the immediate expensing of domestic research costs, and the introduction of a favorable modification to the business interest expense limitation. Together, these changes accelerate the timing of certain tax deductions in the current period that allow for reductions in cash taxes.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, from April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first Hong Kong Dollar 2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, and the profits tax rate for remaining profits will be subjected to 16.5%. Real Corporation Limited and HOHOJO.com Limited were not subject to Hong Kong profit tax for any period presented as they did not have assessable profit during the periods presented. There are no withholding taxes in Hong Kong on remittance of dividends.

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

	As of March 31,
	2026	2025
ASSETS
Current assets
Cash and cash equivalents	$321,965	$2,575,225
Accounts receivable	1,913	-
Prepaid expenses and other current assets	458,015	502,528
Due from a related party	-	714,527
Total current assets	781,893	3,792,280

Non-current assets
Property and equipment, net	61,186	30,078
Right-of-use assets, net	152,284	228,439
Total non-current assets	213,470	258,517

TOTAL ASSETS	$995,363	$4,050,797

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Due to a director - current	$297,221	$37,512
Accrued expenses and other liabilities - current	54,474	76,213
Operating lease liabilities - current	82,346	78,734
Total current liabilities	434,041	192,459

Non-current liabilities
Operating lease liabilities – non-current	74,504	156,551
Total non-current liabilities	74,504	156,551

TOTAL LIABILITIES	$508,545	$349,010

Cash and cash equivalents

Cash and cash equivalents consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use. The total balance of cash was $0.3 million and $2.6 million as of March 31, 2026 and 2025, respectively.

Compared with the balance as of March 31, 2025, the change in the balance of cash as of March 31, 2026 was primarily $1.6 million advance from a director, and $0.4 million repayments of borrowings from related parties, net off by $3.5 million used in operating activities.

Prepaid expenses and other current assets

As of March 31, 2026 and 2025, the breakdown of prepaid expenses and other current assets was as the following:

	As of March 31,
	2026	2025
Prepaid insurance expenses(i)	$385,832	$376,678
Deposit	30,183	73,350
Other prepayments	42,000	52,500
	$458,015	$502,528

(i)	The prepaid insurance expenses represented prepaid insurance expense for our directors and executive officers.

Due from a related party

Immediately after giving effect to the Business Combination, the Sponsor became a shareholder of the Company. In March and April 2024, the Sponsor issued promissory notes of $69,764, $69,763 and $575,000 to Real Messenger Corporation. Pursuant to the promissory notes, the advances were unsecured, non-interest bearing and Real Messenger Corporation has the right, but no obligation, to convert the advances, in whole or in part, into the ordinary shares of the Company with a conversion price of $10.00 per share. On June 2, 2025, the Company and the Sponsor entered into a new agreement that both parties agreed to convert the promissory notes due from the Sponsor of $714,527 as of March 31, 2025 into 316,004 shares of Class A ordinary share of the Company, at a conversion price of $2.26113 per share. On June 5, 2025, the Company, through Real Messenger exercised the right to convert all the promissory notes by receiving 316,004 shares of Class A ordinary share of the Company.

As of March 31, 2026 and 2025, the receivable balance due from a related party was $nil and $714,527, respectively.

Certain Related Party Transactions of RMSG

The following table summarizes our related party transactions during the periods presented.

	For the Years ended March 31,
	2026	2025	2024
Borrowings from related parties (a)
Kwai Hoi, Ma	$-	$-	$3,536,592
Mui Ko	-	449,877	1,409,014
	$-	$449,877	$4,945,606

Repayment of borrowings from related parties
Cash repayments to a director — Kwai Hoi, Ma	$409,186	$615,969	$4,253,628
Settlement via issuance of 1,837,680 Class B ordinary shares — Kwai Hoi, Ma:	1,086,439	-	-
Mui Ko	-	449,877	409,014
	$1,495,625	$1,065,846	$4,662,642

Payment of operating expenses on behalf of the Company (b)
Kwai Hoi, Ma	$1,675,338	$593,263	$791,871

Board Director fee
Kwai Hoi, Ma	$323,076	$121,795	$-

Payment of SPAC extension fee
Nova Pulsar Holding Limited	$-	$69,763	$-

Purchase of convertible promissory note issued by the Company
TKO Investment Limited	$-	$4,500,000	$-
Fantastic Global Venture Limited	$-	$-	$3,500,000
Edinburgh DH Holdings Limited	$-	$-	$1,000,000

Payment of marketing expenses
True Blue	$-	$-	$451,613

Purchase of property and equipment on behalf of the Company (b)
Kwai Hoi, Ma	$-	$-	$12,621

Interest expense of convertible promissory notes - related parties
Edinburgh DH Holdings Limited	$-	$19,151	$12,951
Fantastic Global Venture Limited	-	67,027	4,382
	$-	$86,178	$17,333

(a)	The borrowings from related parties were interest free and repayable on demand.
(b)	The payments of operating expenses, deferred offering costs and purchase of property and equipment on behalf of the Company were subject to repayments to Mr. Kwai Hoi, Ma.

Balances with related parties

As of March 31, 2026 and 2025, the balances due from (to) related parties were as follows:

	As of March 31,
	2026	2025
Due from a related party (a)
Nova Pulsar Holdings Limited	$-	$714,527

Due to a director
Kwai Hoi, Ma	$297,221	$37,512

Cash flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended March 31,
	2026	2025	2024
Net cash used in operating activities	$(3,569,510)	$(4,012,901)	$(4,755,165)
Net cash used in investing activities	(7,843)	(69,764)	(12,621)
Net cash provided by financing activities	1,266,152	6,112,058	5,087,456
Effect of exchange rate changes on cash	57,941	(51,328)	1,340
Net (decrease)/increase in cash	(2,253,260)	1,978,065	321,010
Cash at beginning of year	2,575,225	597,160	276,150
Cash at end of year	$321,965	$2,575,225	$597,160

Operating activities

Net cash used in operating activities for the year ended March 31, 2026 was $3.6 million, primarily attributable to net loss of $4.1 million, adjusted for (i) an increase in account receivables of $0.01 million, (ii) a stock-based compensation for consultancy service of $0.5 million and (iii) $0.1 million on the changes in depreciation, interest expense and amortization cost.

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

Investing activities

For the year ended March 31, 2026, we had cash used in investing activities of $7,843 for purchase of property and equipment.

For the years ended March 31, 2025 and 2024, we had cash used in investing activities of $69,764 and $12,621, respectively, for promissory notes borrowed to a related party and purchase of property and equipment.

Financing activities

For the year ended March 31, 2026, the cash provided by financing activities was $1.3 million, which was primarily caused by advance $1.3 million from a director.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Our consolidated financial statements have been prepared assuming that the Company will continue as a going concern. We suffered from continuous losses from operations since its inception and reported its accumulated deficit of $24.2 million at March 31, 2026. For the year ended March 31, 2026, the Company still did not generate any revenues from the launch of its online platform, however, the Company generated revenue of $0.03 million from the provision of advisory services during the year.

Our ability to continue as a going concern is dependent upon management’s ability to successfully execute its business plans including, generating revenue, controlling operating costs and expenses to achieve positive operating cash flows, and securing funding from external sources to support positive financing cash flows. As of March 31, 2026, our bank balance was $0.3 million, the operating cash outflow of the Company was $3.6 million.

The Company’s ability to continue as a going concern is dependent upon its ability to successfully execute its business plans including generating revenue, controlling operating costs and expenses to achieve positive operating cash flows, and securing funding from external sources to support positive financing cash flows. On June 8, 2026, the Company entered into securities purchase agreements with several investors, pursuant to which the Company agreed to issue and sell a total of 5,714,284 units, on a best-efforts basis, at an offering price of US$0.70 per unit. The Offering was closed on June 9, 2026 and resulted in aggregate gross proceeds of approximately US$4.0 million.

Management has evaluated this event in accordance with ASC 205-40 and believes that, when considered together with the Company’s existing cash position and planned cost optimization measures, the proceeds from the June 2026 offering provide the Company with sufficient liquidity to fund its operations for at least one year from the date the financial statements are issued. Accordingly, while the conditions described above initially raised substantial doubt about the Company’s ability to continue as a going concern, management believes the June 2026 offering has alleviated such doubt.

Lease Properties

The Group recognized and measured lease liabilities in accordance with ASU 2016-02 “Leases (Topic 842). The Group leases a commercial property in Hong Kong mainly for use as office space with a lease term of 3 years. The table below sets forth the breakdown of the Group’s lease liabilities as of the dates indicated:

	As of March 31,
	2026	2025
	(US$)	(US$)
Current	82,346	78,734
Non-current	74,504	156,551
	156,850	235,285

The Group’s lease liabilities (comprising current and non-current liabilities) decreased approximately US$0.07 million from US$0.23 million as of March 31, 2025 to approximately US$0.16 million as of March 31, 2026, in line with the normal utilization of the lease tenure.

Capital Commitments

During the years ended March 31, 2026, 2025 and 2024, the Group did not have any capital expenditures incurred.

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

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include income taxes. Out of our significant accounting policies, which are described in Note 2—Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this Registration Statement, certain accounting policies are deemed “critical”, as they require management’s highest degree of judgment, estimates and assumptions, including valuation allowance for deferred tax assets.

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

We evaluate our valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. As of March 31, 2026 and 2025, due to uncertainties surrounding future utilization, we accrued full valuation allowance against the deferred tax assets based upon management’s assessment as to their realization.

As of March 31, 2026 and 2025, the valuation allowance for deferred tax assets was $4.2 million and $3.7 million, respectively.

Recently Issued Accounting Pronouncements

Recently adopted accounting standard

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted. As a public business entity, the Group adopted ASU 2023-09 effective on April 1, 2025 on a prospective basis on its consolidated financial statements.

Recently issued accounting standards not yet adopted

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

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendment provides (1) all entities with a practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the assets and (2) entities other than public business entities with an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. This guidance is effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other— Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The amendments in this ASU are intended to improve the operability of the guidance by removing all references to software development project stages so that the guidance is neutral to different software development methods, including methods that entities may use to develop software in the future. Therefore, the amendments require that an entity capitalize software costs when both: Management has authorized and committed to funding the software project; and it is probable that the project will be completed and the software will be used to perform the function intended (referred to as the “probable-to-complete recognition threshold”). This guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract. The ASU clarifies derivative scope exceptions for certain contracts with underlying that are based on the operations or activities of one of the parties to the contract. The ASU also clarifies the applicability of ASC Topic 606, Revenue from Contracts with Customers, and its interaction with other ASC Topics (including ASC Topic 815 on derivatives and hedging and ASC Topic 321 on equity securities), in the accounting for share-based noncash consideration (such as warrants or shares) received from a customer for the transfer of goods or services. This guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans. The new ASU expands the population of acquired financial assets accounted for using the gross-up approach. Acquired loans (excluding credit cards) are deemed purchased seasoned loans and accounted for using the gross-up approach upon acquisition if criteria established by the new guidance are met. This change aims to enhance comparability, consistency, and better reflect the economics of acquiring financial assets. This guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements. The ASU enables entities to apply hedge accounting to a greater number of highly effective economic hedges in the following five areas, (1) Similar Risk Assessment for Cash Flow Hedges: The ASU expands the hedged risks permitted to be aggregated in a group of individual forecasted transactions, enabling entities to apply hedge accounting to potentially broader portfolios of forecasted transactions; (2) Hedging Forecasted Interest Payments on Choose-Your-Rate Debt Instruments: The ASU establishes a model that enables hedge accounting to be applied more broadly to choose-your-rate debt and address existing diversity in practice; (3) Cash Flow Hedges of Nonfinancial Forecasted Transactions: The ASU expands hedge accounting for forecasted purchases and sales of nonfinancial assets subject to certain criteria; (4) Net Written Options as Hedging Instruments: The ASU accommodates differences in the loan and swap markets that resulted from reference rate reform, eliminating the requirement for the net written option test in certain instances; and (5) Foreign-Currency-Denominated Debt Instrument as Hedging Instrument and Hedged Item (Dual Hedge): The ASU eliminates the recognition and presentation mismatch related to a dual hedge strategy (that is, a hedge for which a foreign-currency-denominated debt instrument is both designated as the hedging instrument in a net investment hedge and designated as the hedged item in a fair value hedge of interest rate risk). This guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods for entities other than public business entities. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. This update clarifies the applicability, form and content, and interim disclosure requirements in ASC Topic 270 and enhances navigability of the interim reporting guidance. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, for public business entities and after December 15, 2028, for entities other than public business entities. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, which updates the FASB Accounting Standards Codification to clarify, correct errors, and improve the overall usability of GAAP. The improvements consist of narrow-scope amendments, technical corrections, clarification of existing guidance, and updates to clarify the appropriate scope and application of certain disclosure requirements. ASU 2025-12 is effective for annual and interim periods beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

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

E. CRITICAL ACCOUNTING ESTIMATES

See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies, Judgments And Estimates.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

Our directors and executive officers are as follows:

Name	Age	Position(s)
Kwai Hoi Ma	48	Chief Executive Officer and Chairman
Elaine Yee Ling Ho	52	Acting Chief Financial Officer
Felix Ko(1)	47	Independent Director
David Wai Keung Chung (1)	60	Independent Director
Chun Fung Horace Ma(1)	55	Independent Director

(1)	Member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Mr. Kwai Hoi Ma (Mr. Thomas Ma) has served as our Chief Executive Officer and Chairman of the Board of Directors following the consummation of the Business Combination. Mr. Ma is a founder of RMSG. He has served as RMSG’s (and its affiliates’) Chief Executive Officer and as Chairman of the Board, since their respective dates of incorporation. Mr. Ma was raised in both Hong Kong and the United Kingdom, affording him a distinct global perspective that Real Messenger believes helps it both address local needs and expand its influence internationally. Mr. Ma and his family are deeply entrenched in Hong Kong’s banking and real estate industries, with Tai Sang Bank, founded by his family in 1961. This background has instilled in him a profound entrepreneurial spirit and a business mindset, enabling him to make significant strides in the real estate sector. After obtaining his degree from The University of Manchester in the United Kingdom in 1999, Mr. Ma embarked on his professional journey with Arthur Andersen, where he honed his skills from 1999 to 2001. Subsequently, he joined his family businesses, leveraging his expertise to foster growth in the banking and real estate sectors. Over a decade of immersion in this industry have helped him cultivate an in-depth understanding of the market dynamics and the evolving needs of consumers. In 2010, Mr. Ma founded HOHOJO, a trailblazing rental marketplace. He formed Real Messenger mobile application in 2018, with a focus on transforming the real estate sector and providing tools for real estate agents to excel in their work.

Ms. Elaine Yee Ling Ho has served as our acting Chief Financial Officer following the consummation of the Business Combination. Ms. Ho is also RMSG’s Acting Chief Financial Officer. Ms. Ho has over 20 years working experience in professional accounting firm, MNCs and Private Equity Funds. Ms. Ho joined RMSG as Financial Controller since February 2023. In this capacity, Ms. Ho is responsible for overseeing the finance and accounting function of the group companies. Before joining RMSG, Ms. Ho spent majority of her professional career in the PE Fund industry. She was the Vice President, Finance at Phoenix Property Investors and was responsible for the Fund administration and finance operation of a number of reputable PE Funds in the Asia Pacific region. She also worked at Tencent, where her role was Fund Financial Controller and responsible for overseeing the PE Fund investments from Tencent’s investment portfolio. Ms. Ho is a Certified Public Accountant and a member of The Hong Kong Institute of Certified Public Accountants. She obtained her Bachelor of Accounting and Master’s degree in Finance from The Hong Kong University of Science and Technology.

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

Mr. David Wai Keung Chung has served as our Independent Director following the consummation of the Business Combination. Mr. Chung has served as RMHL’s Independent Director since March 2021. Mr. Chung is a seasoned technologist, entrepreneur, and policymaker with over 30 years of experience. He is a strong advocate for impact investment and has held senior management positions in leading multinational, Hong Kong, and mainland enterprises such as Cyberport, Microsoft, and Jardine Pacific. He has also led the expansion of several technology startups into international markets. Currently, Professor Chung is an Adjunct Professor in the Department of Computer Science at City University and the Founder and Chief Impact Officer of ImpactD Limited. He previously served as the Under Secretary for Innovation and Technology Bureau of the HKSAR for two terms. In recognition of his contributions to the field, he was awarded the Iconic Star - IFTA FinTech and Innovation Award 2021/22 and was named Top CIO of Greater China by CEO/CIO magazine in 2013. Professor Chung is actively involved in various high-level advisory committees in the academic, professional, and community arenas. He has served as a member of the Consumer Council and Expert Group on Cloud Computing Services and Standards.  Professor Chung holds a Doctorate in Engineering Management from City University of Hong Kong, an MBA from Open University of Hong Kong, a Postgraduate Diploma in Business Management from Chinese University of Hong Kong, and a Bachelor of Science (Engineering) in Computer Science from Imperial College London.

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

For the fiscal year ended March 31, 2026, we paid an aggregate of $332,307 to our directors and executive officers to compensate for their services and accrued an aggregate of $105,519 in compensation to our independent directors and executive officers. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We do not have any equity incentive plan in place as of the date of this annual report.

Our Hong Kong subsidiary, Real Corporation Hong Kong, is required by law to make contributions equal to certain percentage of each employee’s salary for his or her Mandatory Provident Fund Scheme.

C.	Board Practices

Board of Directors

The Board consists of four directors, including three independent directors, namely Mr. Felix Ko, Mr. David Wai Keung Chung, and Mr. Chun Fung Horace Ma. A director is not required to hold any shares in RMSG to qualify as a director.

Board Committees

The Board has established an audit committee, a compensation committee and a nomination and governance committee, which have the responsibilities and authority necessary to comply with applicable Nasdaq and SEC rules. The audit committee is comprised of Mr. Felix Ko, Mr. David Wai Keung Chung, and Mr. Chun Fung Horace Ma. The compensation committee is comprised of Mr. Felix Ko, Mr. David Wai Keung Chung, and Mr. Chun Fung Horace Ma. The nomination and governance committee is comprised of Mr. Felix Ko, Mr. David Wai Keung Chung, and Mr. Chun Fung Horace Ma. We have adopted a charter for each of these committees that complies with Nasdaq rules. The Board may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Mr. Felix Ko, Mr. David Wai Keung Chung, and Mr. Chun Fung Horace Ma serve as members of the audit committee of the Company (the “Audit Committee”). Mr. Chun Fung Horace Ma serves as the chair of the Audit Committee. Each of the members of the Audit Committee satisfies all independence requirements under the applicable rules and regulations of the SEC and Nasdaq. Our Board has determined that Mr. Chun Fung Horace Ma possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC and Nasdaq.

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

Compensation Committee

Mr. Chun Fung Horace Ma, Mr. David Wai Keung Chung and Mr. Felix Ko serve as members of the compensation committee of the Company (the “Compensation Committee”). Mr. Felix Ko serves as the chair of the Compensation Committee. Each of the members of the Compensation Committee satisfies the independence requirements under the applicable rules and regulations of the SEC and Nasdaq.

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

Nominating and Governance Committee

Mr. Chun Fung Horace Ma, Mr. David Wai Keung Chung and Mr. Felix Ko serve as members of the nominating and governance committee of RMSG (the “Nominating and Governance Committee”). Mr. David Wai Keung Chung serves as the chair of the Nominating and Governance Committee. Each of the members of the Nominating and Governance Committee satisfies all independence requirements under the applicable rules and regulations of the SEC and Nasdaq.

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

As of March 31, 2026, RMSG had 13 full-time employees, of whom 13, or 100% are based in Hong Kong.

The following table sets forth the number of its employees by function as of March 31, 2026.

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

The beneficial ownership of Ordinary Shares is based on 16,168,670 ordinary shares outstanding as of July 1, 2026. As of that date, the Company had 16,484,674 Ordinary Shares issued and 16,168,670 Ordinary Shares outstanding consisting of (i) 10,146,994 Class A Ordinary Shares issued and 9,830,990 Class A Ordinary Share outstanding, the difference of 316,004 shares being held in treasury stock; and (ii) 6,337,680 Class B Ordinary Shares issued and outstanding, includes 450,000 Class B Ordinary Shares that were holdback shares released from escrow on May 26, 2026.

On March 25, 2026, the Company entered into a Subscription Agreement (the “Subscription Agreement”) with Bloomington DH Holdings Limited. Pursuant to the Subscription Agreement, the Company issued to the Purchaser 1,837,680 Class B ordinary shares of the Company, at a price of US$0.5912 per Share.

On June 9, 2026, the Company completed a public offering of 5,714,284 units at an offering price of $0.7 per share pursuant to a securities purchase agreement dated June 8, 2026. Each Unit consists of one Class A ordinary share of the Company, or one pre-funded warrant to purchase one Class A Ordinary Share in lieu thereof, and one common warrant initially exercisable for the purchase of one Class A Ordinary Share.

Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to twenty-five votes.

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

Name and Address of Beneficial Owner as at July 1, 2026 (1)	Number of Shares	Percentage of Shares	Voting Power
Five Percent or Greater Holders:
Kwai Hoi, Ma(2)	8,367,555	51.75%	95.37%
Bloomington DH Holdings Limited(3)	6,267,555	38.76%	77.00%
Edinburgh DH Holdings Limited(4)	1,400,000	8.66%	17.95%
Fantastic Global Venture Limited(5)	700,000	4.33%	0.42%

Directors and Executive Officers:
Kwai Hoi, Ma	8,367,555	51.75%	95.37%
Elaine Yee Ling Ho	—	—%	—
Wing-Ho Ngan	—	—%	—%
Felix Ko	—	—%	—%
Wai Keung David Chung	—	—	—
Chun Fung Horace Ma	20,000	* %	* %
All Directors and Executive Officers as a group (6 individuals)	8,387,555	51.88%	95.38%

* Less than 1%.

(1)	Unless otherwise indicated, the business address of each of the individuals or entities is c/o 695 Town Center Drive, Suite 1200, Costa Mesa, CA 92626.

(2)	Includes (i) 5,137,680 Class B Ordinary Shares owned by Bloomington DH Holdings Limited, a holding company owned and controlled by Kwai Hoi, Ma; (ii) 1,129,875 Class A Ordinary Shares converted from promissory notes; (iii) 1,200,000 Class B Ordinary Shares and 200,000 Class A Ordinary Shares owned by Edinburgh DH Holdings Limited, a holding company owned and controlled by the spouse of Kwai Hoi, Ma of which the 200,000 Class A Ordinary Shares consist of 100,000 Class A Ordinary Shares transferred from Nova Pulsar Holdings Limited and 100,000 Class A Ordinary Shares issued upon the conversion of a 2023 Convertible Note purchased in the 2023 Private Placement; and (iv) 700,000 Class A Ordinary Shares owned by Fantastic Global Venture Limited, a holding company owned and controlled by the immediate family member of Kwai Hoi Ma.

(3)	Holding company owned and controlled by Kwai Hoi, Ma, who holds voting and/or dispositive power of the shares of the Company.

(4)	Holding company owned and controlled by the spouse of Kwai Hoi, Ma, who holds voting and/or dispositive power of the shares of the Company.

(5)	Holding company owned and controlled by an immediate family member of Kwai Hoi, Ma, who holds voting and/or dispositive power of the shares of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees— E. Share Ownership.”

B.	Related Party Transactions, Related Party Balances, and Convertible Promissory Notes with Related Parties

Certain Related Party Transactions of RMSG

The following table summarizes our related party transactions during the periods presented.

	For the Years Ended March 31,
	2026	2025	2024
Borrowings from related parties (a)
Kwai Hoi, Ma	$-	$-	$3,536,592
Mui Ko	-	449,877	1,409,014
	$-	$449,877	$4,945,606

Repayment of borrowings from related parties
Cash repayments to a director — Kwai Hoi, Ma	$409,186	$615,969	$4,253,628
Settlement via issuance of 1,837,680 Class B ordinary shares — Kwai Hoi, Ma:	1,086,439	-	-
Mui Ko	-	449,877	409,014
	$1,495,625	$1,065,846	$4,662,642

Payment of operating expenses of behalf of the Company (b)
Kwai Hoi, Ma	$1,675,338	$593,263	$791,871

Board Director fee
Kwai Hoi, Ma	$323,076	$121,795	$-

Payment of SPAC extension fee, as part of deferred offering costs
Nova Pulsar Holdings Limited	$-	$69,763	$-

Purchase of convertible promissory note issued by the Company (c)
TKO Investment Limited	$-	$4,500,000	$-
Fantastic Global Venture Limited	$-	$-	$3,500,000
Edinburgh DH Holdings Limited	$-	$-	$1,000,000

Payment of marketing expenses (d)
True Blue	$-	$-	$451,613

Purchase of property and equipment on behalf of the Company (b)
Kwai Hoi, Ma	$-	$-	$12,621

Interest expense of convertible promissory notes - related parties
Edinburgh DH Holdings Limited	$-	$19,151	$12,951
Fantastic Global Venture Limited	-	67,027	4,382
	$-	$86,178	$17,333

(a)	The borrowings from related parties were interest free and repayable on demand.
(b)	The payments of operating expenses, deferred offering costs and purchase of property and equipment on behalf of us were subject to repayments to Mr. Kwai Hoi, Ma.
(c)	TKO Investment Limited was no longer considered as related parties since July 2025 as it was no longer a shareholder of the Company.
(d)	True Blue was no longer considered as related parties since April 29, 2024.

Balances with related parties

As of March 31, 2026 and 2025, the balances due from (to) related parties were as follows:

	As of March 31,
	2026	2025
Due from a related party (a)
Nova Pulsar Holdings Limited	$-	$714,527

Due to related parties
Kwai Hoi, Ma	$297,221	$37,512

(a)	No longer considered as related parties since June 5, 2025.

C.	Interests of Experts and Counsel

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

On May 6, 2026, the Company received a formal notification from the Listing Qualifications Staff of Nasdaq indicating that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share (the “Nasdaq Minimum Bid Price Requirement”). The prior minimum bid price deficiency matter dated March 13, 2026 is now closed.

On July 22, 2026, the Company received a Nasdaq Letter from the staff at Nasdaq, notifying the Company that it is not in compliance with the requirement to maintain a minimum closing bid price of $1 per shares, as set forth in Nasdaq Listing Rule 5550(a)(2), because the closing bid price of the Company’s class A ordinary shares was below $1 per share for the last 30 consecutive business days (i.e. from June 8, 2026 to July 21, 2026). The Nasdaq Letter is only a notification of deficiency. It does not result in the immediate delisting and has no current effect on the listing or trading of the Company’s class A ordinary shares on the Nasdaq Capital Market at this time. The Company has 180 calendar days, or until January 19, 2027, to regain compliance with the minimum bid price requirement

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

As of the date of this Report, we are authorized to issue 488,000,000 Class A Ordinary Shares of par value of $0.0001 each, and 12,000,000 Class B Ordinary Shares of par value of $0.0001 each.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A Ordinary Shares will be entitled to one (1) vote and each Class B Ordinary Shares will be entitled to twenty-five (25) votes. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis.

As of March 31, 2026, 5,071,281 shares of Class A ordinary shares were issued and 4,755,277 shares of Class A ordinary shares were outstanding, among which 316,004 issued ordinary shares are treasury shares.

As of March 31, 2025, 4,821,281 shares of Class A ordinary shares were issued and outstanding.

As of March 31, 2026, 6,337,680 shares of Class B ordinary shares were issued and 5,887,680 shares of Class B ordinary shares were outstanding, among which 450,000 issued ordinary shares are holdback shares in escrow.

As of March 31, 2025, 4,500,000 shares of Class B ordinary shares were issued and 4,050,000 shares of Class B ordinary shares were outstanding, among which 450,000 issued ordinary shares are holdback shares in escrow.

The shares were subsequently released from escrow on May 26, 2026, in accordance with the escrow agreement, with no material claims deducted.

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

Voting Rights. In respect of all matters subject to a shareholders’ vote, each Company Class A Ordinary Share is entitled to one vote and each Company Class B Ordinary Share is entitled to twenty-five votes. Subject to any rights or restrictions as to voting attached to any shares, unless otherwise required under the Companies Act or by the Company’s Amended and Restated Memorandum and Articles of Association, holders of the Company’s Class A Ordinary Share and the Company’s Class B Ordinary Share shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders of the Company. On a show of hands every shareholder of the Company who is present in person and every person representing a shareholder of the Company by proxy shall have one vote, and on a poll, every shareholder shall have one vote for each Class A Ordinary Share and twenty-five votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder. In addition, unless the shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all shareholders of the Company holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either in person or by proxy.

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

Cayman Islands Taxation

Under the current tax laws of the Cayman, the Company is not subject to tax on its income or capital gains. In addition, no Cayman withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong Taxation

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, from April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first Hong Kong Dollar 2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, and the profits tax rate for remaining profits will be subjected to 16.5%. Real Corporation Limited and HOHOJO.com Limited were not subject to Hong Kong profit tax for any period presented as they did not have assessable profit during the periods presented. There are no withholding taxes in Hong Kong on remittance of dividends.

United States Taxation

For the U.S. jurisdiction, Real USA is subject to federal income taxes on its business operations at a statutory rate of 21%. Based on management’s analysis, no recent U.S. tax law changes have had a material impact on the Company’s effective tax rate. The Company will continue to monitor for any future tax legislation that could affect its operations.

As a result of the Tax Act, the Company has evaluated whether it has an additional tax liability from the Global Intangible Low Taxed Income (“GILTI”) inclusion on current earnings and profits of its foreign controlled corporations. The law also provides that corporate taxpayers may benefit from a 50% reduction in the GILTI inclusion, which effectively reduces the tax rate on the foreign income to 10.5%. The GILTI inclusion further provides for a foreign tax credit in connection with the foreign taxes paid. For the fiscal years ended March 31, 2026, 2025 and 2024, the Company does not have an aggregate positive tested income; and as such the Company did not record a liability for GILTI tax.

On July 4, 2025, the One Big Beautiful Act (“OBBBA”) was signed into law. The OBBBA made several key provisions of the Tax Cuts and Jobs Act of 2017 permanent, including 100% bonus depreciation, the immediate expensing of domestic research costs, and the introduction of a favorable modification to the business interest expense limitation. Together, these changes accelerate the timing of certain tax deductions in the current period that allow for reductions in cash taxes.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not required

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not required

ITEM 15. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

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

Based upon this evaluation, our chief executive officer and our chief financial officer have concluded that, as of March 31, 2026, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

Internal Control over Financial Reporting

In connection with the preparation and external audit of our consolidated financial statements, we identified the following material weaknesses in our internal control over financial reporting as of and for the year ended March 31, 2026.

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

To remediate our identified material weaknesses, we plan to implement several measures to strengthen our internal control over financial reporting, including: (i) hiring additional qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen our financial reporting function and to establish and maintain an appropriate financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (iii) review of additional options to strengthen corporate governance.

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

Under the supervision and with participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of March 31, 2026.

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

ITEM 16. [RESERVED]

Not required

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Chun Fung Horace Ma, an independent director and a member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. Each member of our audit committee satisfies the requirements of Nasdaq rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

ITEM 16B. CODE OF ETHICS

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available. There were no amendments to our code of business conduct and ethics during the fiscal year ended March 31, 2026. We did not grant any waivers to the provisions of our code of business conduct and ethics during the fiscal year ended March 31, 2026.

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

	Year Ended March 31,
Services	2026	2025
	US$	US$
Audit Fees(1)	240,620	295,253

Note:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the independent registered public accounting firms for the audit of the annual financial statements and the review of the interim financial information, included in our Form 20-F, registration statements and other required filings with the SEC. We did not pay Marcum Asia for any other audit-related and tax fees in each of the fiscal years listed.

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

Not required

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None

ITEM 16G. CORPORATE GOVERNANCE

As an exempted company incorporated in the Cayman Islands and listed on Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We believe that our established practices in the area of corporate governance provide adequate protection to our shareholders. In this respect, we have voluntarily adopted a number of Nasdaq practices applicable to U.S. companies, such as having a majority of independent directors, establishing a compensation committee and a nominating and corporate governance committee each composed of independent directors, and adopting corporate governance guidelines. The following is, among others, the significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies listed on Nasdaq, and which difference is permitted by Nasdaq rules for “foreign private issuers” such as us: we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act relating to liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. See “Item 3. Key Information—3.D. Risk Factors—— Because the Company is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer..”

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

As of the date of this Report, however, the Company has identified a material weakness in its internal control over financial reporting relating to the design and implementation of IT general controls, including in the areas of logical access management, change management, and cybersecurity management, which may impact the effectiveness of certain elements of the Company’s cybersecurity risk management program.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements Real Messenger Corporation are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated March 27, 2023 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on March 28, 2023).
2.2	Joinder Agreement to the Merger Agreement, dated as of June 29, 2023 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on June 30, 2023)
2.3	Amendment No. 1 to the Merger Agreement, dated as of August 15, 2023 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on August 17, 2023)
2.4	Amendment No. 2 to the Merger Agreement, dated as of October 27, 2023 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on October 30, 2023)
2.5	Amendment No. 3 to the Merger Agreement, dated as of March 7, 2024 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on March 8, 2024)
2.6	Amendment No. 4 to the Merger Agreement, dated as of May 29, 2024 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on May 29, 2024)
2.7	Amendment No. 5 to the Merger Agreement, dated as of July 17, 2024 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on July 18, 2024)
2.8	Amendment No. 6 to the Merger Agreement, dated as of August 13, 2024 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on August 13, 2024)
2.9*	Description of Securities registered under Section 12 of the Exchange Act
3.1*	Second Amended and Restated Memorandum and Articles of Association of the Company.
8.1*	List of Principal Subsidiaries
10.1	Consulting Agreement with Nova Vision Capital Limited dated January 14, 2025 (incorporated by reference to Exhibit 10.1 of the Company’s Annual Report on Form 20-F (File No. 001-42413), filed with the SEC on July 31, 2025, as amended)
10.2	Form of Pre-Funded Warrant pursuant to Securities Purchase Agreement dated June 8, 2026 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K (File No. 001-42413), filed with the SEC on June 9, 2026)
10.3	Form of Common Warrant pursuant to Securities Purchase Agreement dated June 8, 2026 (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 6-K (File No. 001-42413), filed with the SEC on June 9, 2026)
10.4	Form of Placement Agent Warrant pursuant to Securities Purchase Agreement dated June 8, 2026 (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 6-K (File No. 001-42413), filed with the SEC on June 9, 2026)
10.5	Form of Placement Agency Agreement pursuant to Securities Purchase Agreement dated June 8, 2026 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 6-K (File No. 001-42413), filed with the SEC on June 9, 2026)
10.6	Securities Purchase Agreement dated June 8, 2026 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 6-K (File No. 001-42413), filed with the SEC on June 9, 2026)
10.7	Subscription Agreement with Bloomington DH Holdings Limited dated March 25, 2026 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 6-K (File No. 001-42413), filed with the SEC on March 26, 2026)
11.1*	Code of Business Conduct and Ethics
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 of the Company’s Annual Report on Form 20-F (Amendment No. 1) (File No. 001-42413), filed with the SEC on August 19, 2025, as amended)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

REAL MESSENGER CORPORATION

July 28, 2026	By:	/s/ Kwai Hoi Ma
	Name:	Kwai Hoi Ma
	Title:	Chief Executive Officer and Chairman of the Board of Directors

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Real Messenger Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Real Messenger Corporation (the “Company”) as of March 31, 2026 and 2025, the related consolidated statements of operations and comprehensive loss, shareholders’ equity (deficit) and cash flows for each of the three years in the period ended March 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

July 28, 2026

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

REAL MESSENGER CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar (“US$”), except for the number of shares)

	As of March 31,
	2026	2025
ASSETS
Current assets
Cash and cash equivalents	$321,965	$2,575,225
Accounts receivable	1,913	-
Due from a related party	-	714,527
Prepaid expenses and other current assets	458,015	502,528
Total current assets	781,893	3,792,280

Non-current assets
Property and equipment, net	61,186	30,078
Right-of-use assets, net	152,284	228,439
Total non-current assets	213,470	258,517

TOTAL ASSETS	$995,363	$4,050,797

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Due to a director	$297,221	$37,512
Accrued expenses and other liabilities	54,474	76,213
Operating lease liabilities - current	82,346	78,734
Total current liabilities	434,041	192,459

Non-current liabilities
Operating lease liabilities – non-current	74,504	156,551
Total non-current liabilities	74,504	156,551

TOTAL LIABILITIES	508,545	349,010

Commitments and contingencies
Shareholders’ equity
Class A Ordinary Share (par value $0.0001 per share, 488,000,000 shares authorized; 5,071,281 and 4,821,281 shares issued as of March 31, 2026 and 2025, respectively; 4,755,277 and 4,821,281 outstanding as of March 31, 2026 and 2025, respectively)	507	482
Class B Ordinary Share (par value $0.0001 per share, 12,000,000 shares authorized; 6,337,680 and 4,500,000 shares issued as of March 31, 2026 and 2025, respectively; 5,887,680 and 4,050,000 outstanding as of March 31, 2026 and 2025, respectively (excluding 450,000 holdback shares subject to surrender and forfeiture)	589	405
Less: Class A Ordinary shares held in treasury, at cost; 316,004 and nil shares as of March 31, 2026 and 2025, respectively	(32)	-
Additional paid-in capital	24,686,158	23,796,923
Accumulated deficit	(24,215,054)	(20,122,627)
Accumulated other comprehensive income	14,650	26,604
Total shareholders’ equity	486,818	3,701,787

TOTAL LIABILITES AND SHAREHOLDERS’ EQUITY	$995,363	$4,050,797

The accompanying notes are an integral part of the consolidated financial statements.

REAL MESSENGER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollar (“US$”), except for the number of shares)

	For the Years Ended March 31,
	2026	2025	2024
Revenues	$29,472	$-	$-
Cost of revenues	(14,304)	-	-

Gross profit	15,168	-	-

Operating expenses
Sales and marketing expenses	(244,353)	(716,264)	(1,771,614)
General and administrative expenses	(3,247,350)	(1,838,740)	(1,657,879)
Research and development expenses	(656,363)	(832,565)	(1,459,828)
Total operating expenses	(4,148,066)	(3,387,569)	(4,889,321)

Loss from operations	(4,132,898)	(3,387,569)	(4,889,321)

Other income (expense)
Other income, net	17,831	24,644	-
Interest income	22,640	82,268	12,743
Interest expense	-	(95,753)	(22,428)
Total other income (expense), net	40,471	11,159	(9,685)

Loss before income taxes	(4,092,427)	(3,376,410)	(4,899,006)

Income tax expense	-	-	-

Net loss	$(4,092,427)	$(3,376,410)	$(4,899,006)

Other comprehensive (loss) income
Foreign currency translation adjustment	(11,954)	(23,847)	1,111
Comprehensive loss	$(4,104,381)	$(3,400,257)	$(4,897,895)

Weighted average number of ordinary shares outstanding*
Basic and diluted	8,908,040 #	6,080,847 #	4,500,000

Loss per share*
Basic and diluted	$(0.44)	$(0.54)	$(1.09)

#	Excluding 450,000 holdback shares subject to surrender and forfeiture.
*	Retroactively restated to reflect the reverse recapitalization as described in Note 4.

The accompanying notes are an integral part of the consolidated financial statements.

REAL MESSENGER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Expressed in U.S. dollar (“US$”), except for the number of shares)

	Class A		Class B						Accumulated	Total
	Ordinary Shares		Ordinary Shares		Treasury Stock		Additional		Other	Stockholders’
	Number		Number		Number		Paid-in	Accumulated	Comprehensive	(deficit)
	of Shares*	Amount	of Shares*	Amount	of Shares	Amount	Capital	deficits	income	equity
Balance at April 1, 2023	-	$-	4,500,000	$450	-	$-	$13,038,677	$(11,847,211)	$49,340	$1,241,256
Net loss for the year	-	-	-	-	-	-	-	(4,899,006)	-	(4,899,006)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	1,111	1,111

Balances at March 31, 2024	-	-	4,500,000	450	-	-	13,038,677	(16,746,217)	50,451	(3,656,639)

Reverse recapitalization	2,921,281	292	(450,000)	(45)	-	-	99,977	-	-	100,224
Issuance of ordinary shares for conversion of convertible promissory notes payable	1,900,000	190	-	-	-	-	11,999,810	-	-	12,000,000
Capitalization of deferred offering costs	-	-	-	-	-	-	(1,341,541)	-	-	(1,341,541)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(23,847)	(23,847)
Net loss for the year	-	-	-	-	-	-	-	(3,376,410)	-	(3,376,410)

Balances at March 31, 2025	4,821,281	$482	4,050,000	$405	-	$-	$23,796,923	$(20,122,627)	$26,604	$3,701,787

Share issued for consultancy fee	250,000	25	-	-	-	-	517,475	-	-	517,500
Settlement in share received from promissory note receivable	(316,004)	-	-	-	316,004	(32)	(714,495)	-	-	(714,527)
Share issued for related party settlement	-	-	1,837,680	184	-	-	1,086,255	-	-	1,086,439
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(11,954)	(11,954)
Net loss for the year	-	-	-	-	-	-	-	(4,092,427)	-	(4,092,427)

Balances at March 31, 2026	4,755,277	$507	5,887,680	$589	316,004	$(32)	$24,686,158	$(24,215,054)	$14,650	$486,818

*	The numbers of shares are presented on a retroactive basis to reflect the reverse recapitalization as described in Note 4.

The accompanying notes are an integral part of the consolidated financial statements.

REAL MESSENGER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended March 31,
	2026	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,092,427)	$(3,376,410)	$(4,899,006)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	29,801	15,835	15,707
Interest expense on operating lease liabilities	10,087	95,753	22,428
Amortization of right-of-use assets	74,509	7,554	-
Stock-based compensation for consultancy service	517,500	-	-
Changes in operating assets and liabilities:
Account receivables	(1,913)	-	-
Prepaid expenses and other current assets	1,684	(498,211)	68,353
Accrued expenses and other liabilities	(21,739)	(153,203)	37,353
Amount due to related party	-	(103,511)	-
Operating lease liabilities	(87,012)	(708)	-
Net cash used in operating activities	(3,569,510)	(4,012,901)	(4,755,165)

CASH FLOWS FROM INVESTING ACTIVITIES:
Promissory notes lent to a related party	-	(69,764)	-
Purchase of property and equipment	(7,843)	-	(12,621)
Net cash used in investing activities	(7,843)	(69,764)	(12,621)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash from reverse merger	-	100,224	-
Borrowings from related parties	-	449,877	5,750,098
Advance from a director	1,675,338	593,263	-
Repayments of borrowings from a director	(409,186)	(1,065,846)	(4,662,642)
Proceeds from convertible promissory notes payable	-	7,000,000	4,000,000
Payment of offering costs	-	(965,460)	-
Net cash provided by financing activities	1,266,152	6,112,058	5,087,456

Effect of exchange rate changes on cash and cash equivalents	57,941	(51,328)	1,340

Net increase in cash and cash equivalents	(2,253,260)	1,978,065	321,010
Cash and cash equivalents at beginning of year	2,575,225	597,160	276,150
Cash and cash equivalents at end of year	$321,965	$2,575,225	$597,160

Supplementary cash flow information
Cash paid for income taxes	$-	$-	$-
Cash paid for interest	$-	$-	$22,428
Cash received for interest	$22,640	$82,268	$12,743

Supplemental disclosure of non-cash investing and financing activities
Related party borrowing in exchange for convertible promissory notes	$-	$4,500,000	$1,000,000
Settlement by shares received from promissory note receivable	$714,527	$-	$-
Shares issued to settle related party loans	$1,086,439	$-	$-
Shares issued to settle consultancy fee	$517,500	$-	$-
ROU assets obtained in exchange for new operating lease liabilities	$-	$235,994	$-
Reclassification of other receivable to due from a related party	$-	$644,763	$-

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

The Company and its subsidiaries operate an online marketplace that directly connects real estate agents with home buyers and sellers, through its social network application namely “Real”. The Company also provides advisory services that assist customers in the strategic use of their websites and social media platforms. During the fiscal year ended March 31, 2026, the Company commenced generating revenue from the advisory services (see Note 2 — Revenue Recognition for further details).

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

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including but not limited to valuation allowance on deferred tax assets and other provisions and contingencies.

Cash

Cash primarily consists of bank deposits, as well as highly liquid investments, with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains most of the bank accounts in Hong Kong. Each bank account in Hong Kong is insured by the government authority with the maximum limit of HK$ 800,000 (equivalent to approximately $102,041).

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

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the fiscal years ended March 31, 2026, 2025 and 2024.

Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”) using the full retrospective transition method.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

●	identify the contract with a customer;
●	identify the performance obligations in the contract;
●	determine the transaction price;
●	allocate the transaction price to performance obligations in the contract; and
●	recognize revenue as the performance obligation is satisfied.

Revenue is recognized when the Company satisfies its performance obligation under the contract by transferring the promised product to its customer that obtains control of the product and collection is reasonably assured. A performance obligation is a promise in a contract to transfer a distinct product or service to a customer. Most of the Company’s contracts have a single performance obligation, and such fees are billed to the customer when the performance obligation is satisfied. The Company recognizes such revenue in the period when the amounts are determined to be fixed and the performance obligation is satisfied as the Company completes the obligations.

Advisory services income

The Company generates advisory services income from providing advisory services that assist customers in the strategic use of their websites and social medial platforms. Revenue from the provision of these services is recognized both over time and at point of time when the services are rendered to the customer in accordance with the terms of the relevant contracts. For certain contracts where the Company’s performance obligations are satisfied evenly over the contract term, the Company recognizes revenue on a straight-line basis over the service period, commonly referred to as the time-elapsed (lapse-of-time) method. This method is applied when the pattern of transfer of control to the customer is substantially uniform throughout the contract duration.

Principal vs Agent Considerations

When another party is involved in providing services to the client, the Company will apply the principal versus agent guidance in ASC 606 to determine if the Company is acting as the principal or an agent to the transaction. This evaluation determined that the Company is in control of establishing the transaction price, managing all aspects of the service term, and taking the risk of loss for delivery, collection, and returns. Based on the Company’s evaluation of the control model, it has determined that the Company acts as the principal rather than an agent within the revenue arrangements and such revenues are reported on a gross basis.

Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products or providing services. As such, revenue is recorded net of returns, allowances, customer discounts, and incentives. Sales taxes and other taxes are excluded from revenues.

Disaggregation of Revenue

The Company has disaggregated its revenue from contracts with customers into categories based on the business operation of the revenue under ASC 606, as follows:

		For the Years Ended March 31,
Types of revenue	Point of recognition	2026	2025	2024
Advisory services income- point in time	Point in time	25,628	-	-
Advisory services income- over time	Over time	3,844	-	-
Total advisory services income		$29,472	$-	$-

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

For the fiscal years ended March 31, 2026, 2025 and 2024, no costs were qualified for capitalization. Research and development expenses were $656,363, $832,565 and $1,459,828 were recorded, respectively.

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

Employee benefits

All salaried employees of the Company in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Company makes regular contributions of 5% of the employee’s relevant income to the MPF scheme, subject to a maximum of $193 per month. Contributions to the plan vest immediately. The Company recorded MPF expense of $54,810, $58,639 and $56,741, for the fiscal years ended March 31, 2026, 2025 and 2024, respectively.

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

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their consolidated financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the consolidated financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2026 and 2025. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

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

The Company’s tax provision is zero for the fiscal years ended March 31, 2026, 2025 and 2024.

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

The functional currency is U.S. dollar for the Company’s US entities and Hong Kong dollar for all other entities, which represents the primary currency of the economic environment in which the entity operates. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with the ASC Topic 830, “Foreign Currency Matters”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the consolidated statements of changes in shareholders’ equity.

Translations of amounts in the consolidated balance sheets, consolidated statements of operations and comprehensive loss, and consolidated statements of cash flows from HK$ into US$ as of and for the years presented are adopted the following exchange rates in preparing the consolidated financial statements:

	For the Years Ended March 31,
	2026	2025	2024
Year-end spot rate	7.8400	7.7799	7.8259

	For the Years Ended March 31,
	2026	2025	2024
Average rate	7.8041	7.7930	7.8246

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

As of March 31, 2026 and 2025, financial instruments of the Company comprised primarily current assets and current liabilities including cash and cash equivalents, other current assets, due from a related party, due from a director and accrued expenses and other liabilities, which approximate their fair values because of the short-term nature of these instruments.

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

Recently adopted accounting standard

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted. As a public business entity, the Group adopted ASU 2023-09 effective on April 1, 2025 on a prospective basis on its consolidated financial statements.

Recently issued accounting standards not yet adopted

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

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendment provides (1) all entities with a practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the assets and (2) entities other than public business entities with an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. This guidance is effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other— Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The amendments in this ASU are intended to improve the operability of the guidance by removing all references to software development project stages so that the guidance is neutral to different software development methods, including methods that entities may use to develop software in the future. Therefore, the amendments require that an entity capitalize software costs when both: Management has authorized and committed to funding the software project; and it is probable that the project will be completed and the software will be used to perform the function intended (referred to as the “probable-to-complete recognition threshold”). This guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract. The ASU clarifies derivative scope exceptions for certain contracts with underlyings that are based on the operations or activities of one of the parties to the contract. The ASU also clarifies the applicability of ASC Topic 606, Revenue from Contracts with Customers, and its interaction with other ASC Topics (including ASC Topic 815 on derivatives and hedging and ASC Topic 321 on equity securities), in the accounting for share-based noncash consideration (such as warrants or shares) received from a customer for the transfer of goods or services. This guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans. The new ASU expands the population of acquired financial assets accounted for using the gross-up approach. Acquired loans (excluding credit cards) are deemed purchased seasoned loans and accounted for using the gross-up approach upon acquisition if criteria established by the new guidance are met. This change aims to enhance comparability, consistency, and better reflect the economics of acquiring financial assets. This guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements. The ASU enables entities to apply hedge accounting to a greater number of highly effective economic hedges in the following five areas, (1) Similar Risk Assessment for Cash Flow Hedges: The ASU expands the hedged risks permitted to be aggregated in a group of individual forecasted transactions, enabling entities to apply hedge accounting to potentially broader portfolios of forecasted transactions; (2) Hedging Forecasted Interest Payments on Choose-Your-Rate Debt Instruments: The ASU establishes a model that enables hedge accounting to be applied more broadly to choose-your-rate debt and address existing diversity in practice; (3) Cash Flow Hedges of Nonfinancial Forecasted Transactions: The ASU expands hedge accounting for forecasted purchases and sales of nonfinancial assets subject to certain criteria; (4) Net Written Options as Hedging Instruments: The ASU accommodates differences in the loan and swap markets that resulted from reference rate reform, eliminating the requirement for the net written option test in certain instances; and (5) Foreign-Currency-Denominated Debt Instrument as Hedging Instrument and Hedged Item (Dual Hedge): The ASU eliminates the recognition and presentation mismatch related to a dual hedge strategy (that is, a hedge for which a foreign-currency-denominated debt instrument is both designated as the hedging instrument in a net investment hedge and designated as the hedged item in a fair value hedge of interest rate risk). This guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods for entities other than public business entities. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. This update clarifies the applicability, form and content, and interim disclosure requirements in ASC Topic 270 and enhances navigability of the interim reporting guidance. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, for public business entities and after December 15, 2028, for entities other than public business entities. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, which updates the FASB Accounting Standards Codification to clarify, correct errors, and improve the overall usability of GAAP. The improvements consist of narrow-scope amendments, technical corrections, clarification of existing guidance, and updates to clarify the appropriate scope and application of certain disclosure requirements. ASU 2025-12 is effective for annual and interim periods beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

3.	LIQUIDITY AND GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company suffered from continuous losses from operations since its inception and reported its accumulated deficit of $24.2 million as of March 31, 2026. For the year ended March 31, 2026, the Company generated $0.03 million from the provision of advisory services.

The Company’s ability to continue as a going concern is dependent upon its ability to successfully execute its business plans including, generating revenue, controlling operating costs and expenses to achieve positive operating cash flows, and securing funding from external sources to support positive financing cash flows. As of March 31, 2026, the Company’s bank balance was $0.3 million, the operating cash outflow of the Company was $3.6 million for the year ended March 31, 2026.

Subsequent to March 31, 2026, on June 9, 2026, the Company completed a public offering resulting in aggregate gross proceeds of approximately $4.0 million (see Note 17 – Subsequent Event for further details). Management has evaluated this subsequent event in accordance with ASC 205-40 and believes that, when considered together with the Company’s existing cash position and planned cost optimization measures, the proceeds from the June 2026 offering provide the Company with sufficient liquidity to fund its operations for at least one year from the date the financial statements are issued. Accordingly, while the conditions described above initially raised substantial doubt about the Company’s ability to continue as a going concern, management believes the June 2026 offering has alleviated such doubt.

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

Based on the management’s assessment, the Company determined that it has only one reportable operating segment, as defined by ASC 280. The following tables present the summary information by segment for the fiscal years ended March 31, 2026, 2025 and 2024:

	Years ended March 31,
	2026	2025	2024
Revenues	$29,472	$-	$-
Cost of revenue	(14,304)	-	-
Gross profit	15,168	-	-

Sales and marketing expenses	(244,353)	(716,264)	(1,771,614)
General and administrative expenses	(3,247,350)	(1,838,740)	(1,657,879)
Research and development expenses	(656,363)	(832,565)	(1,459,828)
Total other incomes, net	40,471	11,159	(9,685)
Income tax expense	-	-	-
Net loss	$(4,092,427)	$(3,376,410)	$(4,899,006)

The Company’s long-lived assets are all located in Hong Kong.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of March 31, 2026 and 2025, prepaid expenses and other current assets were comprised of the following:

	As of March 31,
	2026	2025
Prepaid insurance expenses (i)	$385,832	$376,678
Deposit	30,183	73,350
Other prepaid expenses	42,000	52,500
	$458,015	$502,528

(i)	The prepaid insurance expenses represented prepaid directors and officers’ insurance.

7.	DUE FROM A RELATED PARTY

Immediately after giving effect to the Business Combination, Nova Pulsar Holdings Limited (“Sponsor”) became a shareholder of the Company. In March and April 2024, the Sponsor issued promissory notes of $69,764, $69,763 and $575,000 to Real Messenger Corporation. Pursuant to the promissory notes, the advances were unsecured, non-interest bearing and Real Messenger Corporation has the right, but no obligation, to convert the advances, in whole or in part, into the ordinary shares of the Company with a conversion price of $10.00 per share. On June 2, 2025, the Company and the Sponsor entered into a new agreement that both parties agreed to convert the promissory notes due from the Sponsor of $714,527 as of March 31, 2025 into 316,004 shares of Class A ordinary share of the Company, at a conversion price of $2.2611 per share.

On June 5, 2025, the Company, through Real Messenger exercised the right to convert all the promissory notes by receiving 316,004 shares of Class A ordinary share of the Company.

8.	DUE TO A DIRECTOR

As of March 31, 2026 and 2025, the amount due to a director, Mr. Thomas Ma, totalled $297,221 and $37,512, respectively. The balance comprises advances of $216,452 made through the Company’s Hong Kong subsidiary and $80,769 through the parent company, all of which are unsecured, interest-free, and repayable on demand. The balance represents temporary advances made by director, Mr. Ma to the Company for capital expenditure and working capital purpose.

9.	PROPERTY AND EQUIPMENT, NET

As of March 31, 2026 and 2025, property and equipment, net was comprised of the following:

	As of March 31,
	2026	2025
Office equipment	$170,756	$110,600
Less: accumulated depreciation	(109,570)	(80,522)
	$61,186	$30,078

For the fiscal years ended March 31, 2026, 2025 and 2024, the Company recognized depreciation expenses of $29,801, $15,835 and $15,707, respectively.

10.	LEASE

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

Supplemental balance sheet information related to operating leases was as follows:

	As of
	March 31, 2026	March 31, 2025
Operating lease:
Right-of-use asset, net	$152,284	$228,439

Operating lease liabilities:
Current operating lease liabilities	$82,346	$78,734
Non-current operating lease liabilities	74,504	156,551

	$156,850	$235,285

For the fiscal years ended March 31, 2026, 2025 and 2024, cash paid for operating leases were $127,096, $132,374 and $147,970, respectively.

Operating lease expense for the fiscal years ended March 31, 2026, 2025 and 2024 were $122,815, $8,835 and nil, respectively. Short term lease expenses for the fiscal years ended March 31, 2026, 2025 and 2024 were $3,225, $128,045 and $147,970, respectively.

Other supplemental information about the Company’s operating lease as of March 31, 2026 and 2025 are as follow:

	As of
	March 31, 2026	March 31, 2025

Weighted average discount rate	5.25%	5.25%
Weighted average remaining lease term (years)	1.83	2.83

The following table summarizes the future minimum lease payments due under the Company’s operating leases in the next two years:

Year ending March 31,
2027	86,722
2028	77,689
Total minimum operating lease liabilities payment	164,411
Less: imputed interest	(7,561)

Future minimum lease liabilities	$156,850

11.	SHAREHOLDERS EQUITY (DEFICIT)

Ordinary Shares

The Company’s authorized share capital is 500,000,000 ordinary shares consisting of (i) 488,000,000 shares of Class A ordinary share with a par value of $0.0001 per share and (ii) 12,000,000 shares of Class B ordinary share with a par value of $0.0001 per share.

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

On April 8,2025, the Company issued 250,000 Class A Ordinary Shares to consultant to settle $517,500 of the consulting fee.

On June 5, 2025, 316,004 Class A Ordinary Shares were received to convert all the convertible promissory notes receivable from a related party with the conversion prices of $2.2611 per share.

On March 25, 2026, the Company entered into a Subscription Agreement (the “Subscription Agreement”) with Bloomington DH Holdings Limited. Pursuant to the Subscription Agreement, the Company issued to Bloomington DH Holdings Limited 1,837,680 Class B ordinary shares of the Company, at a price of US$0.5912 per share to settle the borrowings from a director.

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

As of March 31, 2026, 5,071,281 shares of Class A ordinary shares were issued and 4,755,277 shares of Class A ordinary shares were outstanding, among which 316,004 issued ordinary shares are treasury shares.

As of March 31, 2025, 4,821,281 shares of Class A ordinary shares were issued and outstanding.

As of March 31, 2026, 6,337,680 shares of Class B ordinary shares were issued and 5,887,680 shares of Class B ordinary shares were outstanding, among which 450,000 issued ordinary shares are holdback shares in escrow.

As of March 31, 2025, 4,500,000 shares of Class B ordinary shares were issued and 4,050,000 shares of Class B ordinary shares were outstanding, among which 450,000 issued ordinary shares are holdback shares in escrow.

The shares were subsequently released from escrow on May 26, 2026, in accordance with the escrow agreement, with no material claims deducted.

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

As of March 31, 2026 and 2025, there were 5,750,000 public warrants and 796,254 private warrants issued and outstanding.

Treasury Shares

On June 2, 2025, the Company and Nova Pulsar Holdings Limited entered into an agreement to convert the promissory notes receivable of $714,527 into 316,004 shares of Class A ordinary share at a conversion price of $2.2611 per share. The shares were received on July 11, 2025 and are held as treasury shares at cost of $32 (par value). The excess of the promissory note receivable over par value ($714,495) was charged to additional paid-in capital.

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

The calculation of the basic and diluted net loss per share attributable to common stockholders of the Company is based on the following data (in dollars, except share data):

	For the Years Ended March 31,
	2026	2025	2024
Numerator:
Net loss	$(4,092,427)	$(3,376,410)	$(4,899,006)
Less: Net loss attributable to holdback shares	(196,793)	(88,006)	-
Net loss attributable to the Company’s shareholders	(3,895,634)	(3,288,404)	(4,899,006)

Denominator:
Weighted average ordinary shares outstanding – Basic and diluted	8,908,040	6,080,847	4,500,000

Net loss per share – Basic and diluted	$(0.44)	$(0.54)	$(1.09)

For the fiscal years ended March 31, 2026, 2025 and 2024, diluted weighted average ordinary shares outstanding were equal to basic weighted average ordinary shares due to the Company’s net loss position. Hence, no ordinary shares equivalents were included in the computation of diluted net loss per share since such inclusion would have been antidilutive. The 316,004 treasury shares were excluded from the computation of diluted net loss per ordinary share. Besides, the Company had 450,000 holdback shares outstanding as of and for the fiscal year ended March 31, 2026. The holdback shares contain a non-forfeitable right to dividends and hence are considered as participating securities. The two-class method was applied to compute basic earnings per share attributable to ordinary shareholders. 6,546,254 units of public and private warrants were also excluded from the computation of diluted net loss per ordinary share because including them would have had an anti-dilutive effect for the fiscal year ended March 31, 2026.

13.	INCOME TAXES

Cayman Islands

Under the current tax laws of the Cayman, the Company is not subject to tax on its income or capital gains. In addition, no Cayman withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

The United States

For the U.S. jurisdiction, Real USA is subject to federal income taxes on its business operations at a statutory rate of 21%. Based on management’s analysis, no recent U.S. tax law changes have had a material impact on the Company’s effective tax rate. The Company will continue to monitor for any future tax legislation that could affect its operations.

As a result of the Tax Act, the Company has evaluated whether it has an additional tax liability from the Global Intangible Low Taxed Income (“GILTI”) inclusion on current earnings and profits of its foreign controlled corporations. The law also provides that corporate taxpayers may benefit from a 50% reduction in the GILTI inclusion, which effectively reduces the tax rate on the foreign income to 10.5%. The GILTI inclusion further provides for a foreign tax credit in connection with the foreign taxes paid. For the fiscal years ended March 31, 2026, 2025 and 2024, the Company does not have an aggregate positive tested income; and as such the Company did not record a liability for GILTI tax.

On July 4, 2025, the One Big Beautiful Act (“OBBBA”) was signed into law. The OBBBA made several key provisions of the Tax Cuts and Jobs Act of 2017 permanent, including 100% bonus depreciation, the immediate expensing of domestic research costs, and the introduction of a favorable modification to the business interest expense limitation. Together, these changes accelerate the timing of certain tax deductions in the current period that allow for reductions in cash taxes.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, from April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first Hong Kong Dollar 2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, and the profits tax rate for remaining profits will be subjected to 16.5%. Real Corporation Limited and HOHOJO.com Limited were not subject to Hong Kong profit tax for any period presented as they did not have assessable profit during the periods presented. There are no withholding taxes in Hong Kong on remittance of dividends.

(Loss)/income before income tax expense is attributable to the following geographic locations:

	For the Years Ended March 31,
	2026	2025	2024
Cayman	$(1,374,397)	$(259,757)	(37,875)
Hong Kong	(2,721,247)	(2,601,792)	(2,723,499)
United States	3,217	(514,861)	(2,137,632)
	$(4,092,427)	$(3,376,410)	(4,899,006)

The income tax provision consists of the following components:

For the Years Ended March 31,
	2026	2025	2024
Current income tax expense:
- Cayman	$-	$-	$-
- Hong Kong	-	-	-
- United States	-	-	-
Total current income tax expense	-	-	-
Deferred income tax expense:
- Cayman	-	-	-
- Hong Kong	-	-	-
- United States	-	-	-
Total deferred income tax expense	-	-	-

Total income tax expense:
- Cayman	-	-	-
- Hong Kong	-	-	-
- United States	-	-	-
Total income tax expense	$-	$-	$-

The reconciliation of taxes at the Hong Kong statutory rate to our provision for income taxes for the years ended March 31, 2025 and 2024 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows:

	For the Years Ended March 31,
	2025	2024
	Amount	Amount
Loss before income tax expenses	$(3,376,410)	$(4,899,006)
Hong Kong statutory income tax rate	16.5%	16.5%
Computed income tax benefit with Hong Kong statutory income tax rate	(557,108)	(808,336)
Effect of differences in income tax rates in other jurisdictions	14,019	(93,292)
Effect of true-up on NOL	(333,234)	-
Effect of change in valuation allowance	876,323	901,628
Income tax expense	$-	$-

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Summary of Significant Accounting Policies, the reconciliation of taxes at the Hong Kong statutory rate to our provision for income taxes for the year ended March 31, 2026 was as follows:

	For the Year ended March 31,
	2026
	Amount	Percent
Loss before income tax	$(4,092,427)	100%
Hong Kong statutory income tax rate	16.5%	16.5%
Computed income tax benefit with Hong Kong statutory income tax rate	(675,251)	16.5%

Domestic tax effects
Non-taxable interest income	(3,735)	0.1%
Changes in valuation allowance	452,742	(11.1)%

Foreign tax effects
United States
- Statutory tax rate difference between United States and Hong Kong	145	0.0%
- Changes in valuation allowances	1,092	0.0%
Cayman
- Statutory tax rate difference between Cayman and Hong Kong	225,007	(5.5)%
Effective tax rate	$-	0%

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Summary of Significant Accounting Policies, cash paid for income taxes, during the years ended March 31, 2026, 2025 and 2024 was as follows:

For the Years Ended March 31,
	2026	2025	2024
Cayman	$-	$-	$-
Hong Kong	-	-	-
United States	-	-	-
Total	$-	$-	$-

Deferred tax assets as of March 31, 2026 and 2025 consist of the following:

	As of March 31,
	2026	2025

Net operating losses carry forwards	$4,109,442	$3,569,742
Excess research and development expenses	-	85,866
Less: allowance on deferred tax assets	(4,109,442)	(3,655,608)
	$-	$-

The changes related to valuation allowance are as follows:

	As of March 31,
	2026	2025
Balance at beginning of the year	$3,655,608	$2,779,285
Current year addition	456,769	876,323
Reversals	(2,935)	-
Balance at end of the year	$4,109,442	$3,655,608

As of March 31, 2026, the net operating losses of $17,391,733 arise from the Hong Kong subsidiaries has no time limit, and the net operating losses of $6,004,832 arise from the United States subsidiary are limited to 80% of taxable income and can be utilized indefinitely.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold.

Under the applicable accounting standards, the management has considered the Group’s history of losses and the uncertainty regarding the future profitability and concluded that it is more likely than not that the Group will not generate future taxable income to utilize the deferred tax assets. A full valuation allowance has been maintained against the deferred tax assets of Real Corporation Limited, HOHOJO.com Limited and Real USA. Accordingly, as of March 31, 2026 and 2025, a USD 4,109,442 and USD 3,655,608 valuation allowance has been established respectively.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2026 and 2025, the Group did not have any unrecognized uncertain tax positions. For the years ended March 31, 2026, 2025 and 2024, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

In Hong Kong, an additional assessment may be made by a Hong Kong IRD tax assessor if a taxpayer chargeable to tax has not been assessed to tax or has been assessed at less than the proper amount. The assessment must be made within the relevant year of assessment or within six years after the end of that year of assessment. The time limit for making additional assessments is extended when a taxpayer either has not been assessed, or is under-assessed, due to fraud or wilful evasion. In that case, an additional assessment may be made up to ten years after the end of the relevant assessment year.

In the United States, the IRS generally has three years after an original return is filed to assess income taxes. A return will be deemed to have been filed on its original due date even if the return is actually filed on an earlier date. If a return is filed on extension, the limitations period runs from the date of filing the return and not from the extended due date.

14.	RELATED PARTIES

1)	Nature of relationships with related parties

Name	Relationship with the Company
Kwai Hoi, Ma	Co-founder, Chief Executive Officer, shareholder and director of the Company
Mui Ko	Spouse of Mr. Kwai Hoi, Ma
Edinburgh DH Holdings Limited	Controlled by Ms. Mui Ko
Fantastic Global Venture Limited	Controlled by immediate family member of Mr. Kwai Hoi, Ma
TKO Investments Limited	Controlled by immediate family member of Mr. Kwai Hoi, Ma
Bloomington DH Holdings Limited	A holding company owned and controlled by Mr. Kwai Hoi, Ma
Nova Pulsar Holdings Limited	A shareholder of the Company
True Blue Entertainment, LLC (“True Blue”)	Controlled by Mr. Fredrik Eklund

2)	Transactions with related parties

	For the Years ended March 31,
	2026	2025	2024
Borrowings from related parties (a)
Kwai Hoi, Ma	$-	$-	$3,536,592
Mui Ko	-	449,877	1,409,014
	$-	$449,877	$4,945,606

Repayment of borrowings from related parties
Cash repayments to a director — Kwai Hoi, Ma	$409,186	$615,969	$4,253,628
Settlement via issuance of 1,837,680 Class B ordinary shares (Note 11) — Kwai Hoi, Ma:	1,086,439	-	-
Mui Ko	-	449,877	409,014
	$1,495,625	$1,065,846	$4,662,642

Payment of operating expenses on behalf of the Company (b)
Kwai Hoi, Ma	$1,675,338	$593,263	$791,871

Board Director fee
Kwai Hoi, Ma	$323,076	$121,795	$-

Payment of SPAC extension fee
Nova Pulsar Holding Limited	$-	$69,763	$-

Purchase of convertible promissory note issued by the Company (c)
TKO Investment Limited	$-	$4,500,000	$-
Fantastic Global Venture Limited	$-	$-	$3,500,000
Edinburgh DH Holdings Limited	$-	$-	$1,000,000

Payment of marketing expenses (d)
True Blue	$-	$-	$451,613

Purchase of property and equipment on behalf of the Company (b)
Kwai Hoi, Ma	$-	$-	$12,621

Interest expense of convertible promissory notes - related parties
Edinburgh DH Holdings Limited	$-	$19,151	12,951
Fantastic Global Venture Limited	-	67,027	4,382
	$-	$86,178	17,333

(a)	The borrowings from related parties were interest free and repayable on demand.
(b)	The payments of operating expenses, deferred offering costs and purchase of property and equipment on behalf of the Company were subject to repayments to Mr. Kwai Hoi, Ma.
(c)	TKO Investment Limited was no longer considered as related parties since July 2025 as it was no longer a shareholder of the Company.
(d)	True Blue was no longer considered as related parties since April 29, 2024.

3)	Balances with related parties

As of March 31, 2026 and 2025, the balances due from (to) related parties were as follows:

	As of March 31,
	2026	2025
Due from a related party (a)
Nova Pulsar Holdings Limited	$-	$714,527

Due to a director
Kwai Hoi, Ma	$297,221	$37,512

(a)	No longer considered as related parties since June 5, 2025.

15.	RISKS AND UNCERTAINTIES

The Company is exposed to the following concentrations of risks:

(a)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash. Cash are maintained with high credit quality institutions in Hong Kong. Effective from October 1, 2024, the Hong Kong Deposit Protection Board pays compensation up to a limit of HK$800,000 (equal to $102,041) if the bank in Hong Kong with which an individual/a company hold its eligible deposit fails. As of March 31, 2026, cash balance of $321,965 were maintained at financial institutions in Hong Kong, of which approximately $211,359 was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Lease commitments

The Company entered into a commercial operating lease for the use of an office located in Hong Kong with terms ended 2028. The Company’s minimum lease payment commitments under the operating leases as of March 31, 2026 is set forth in the “Note 10 - Leases”.

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

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after March 31, 2026, up to July 28, 2026 that the consolidated financial statements were available to be issued.

On May 5, 2026, pursuant to the approval at the Company’s Annual Meeting of Shareholders, the voting rights attached to each Class B Ordinary Share were increased from ten (10) votes to twenty-five (25) votes.

The 450,000 holdback shares were released from escrow on May 26, 2026, in accordance with the terms of the escrow agreement. Upon release, the shares were transferred to the former shareholders of the acquired entity, with no material claims deducted from the holdback.

On June 8, 2026, the Company entered into securities purchase agreements with several investors, pursuant to which the Company agreed to issue and sell a total of 5,714,284 units at an offering price of US$0.70 per unit, on a best-efforts basis. Each unit consists of one Class A ordinary share (or one pre-funded warrant to purchase one Class A ordinary share in lieu thereof) and one common warrant exercisable for one Class A ordinary share. The offering closed on June 9, 2026, resulting in aggregate gross proceeds of approximately $4.0 million and net proceeds of approximately $3.5 million after deducting placement agent fees and estimated offering expenses of approximately $0.5 million. The Company intends to use the net proceeds for mainly for potential mergers and acquisitions to align with the strategic growth objective. We may also use certain portion of net proceeds for working capital and general corporate purposes. Following the closing of the offering, the Company had approximately 9,830,990 Class A ordinary shares outstanding (excluding 638,571 shares issuable upon exercise of warrants). The common warrants issued in the offering are exercisable at $0.70 per share and expire 5 years from the date of issuance.

